UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  December 13, 2021

TERMINIX GLOBAL HOLDINGS, INC.

(Exact name of each registrant as specified in its charter)

Delaware	001-36507	20-8738320
(State or other jurisdiction of incorporation)	(Commission File Numbers)	(IRS Employer Identification Nos.)

150 Peabody Place, Memphis, Tennessee	38103
(Address of principal executive offices)	(Zip Code)

(901) 597-1400

(Each registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒           Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐           Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐           Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐           Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common, par value $0.01	TMX	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 1.01          Entry into a Material Definitive Agreement.

On December 13, 2021, Terminix Global Holdings, Inc., a Delaware corporation (“Terminix” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Rentokil Initial plc, a public limited company incorporated under the laws of England and Wales (“Rentokil” or “Parent”), Rentokil Initial US Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Bidco”), Leto Holdings I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Bidco (“Merger Sub I”) and Leto Holdings II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Bidco (“Merger Sub II”).

The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of the conditions set forth therein, (1) Merger Sub I will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of Bidco, and (2) immediately following the effective time of the First Merger (the “Effective Time”), the Company, as the surviving corporation in the First Merger, will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Bidco and an indirect wholly owned subsidiary of Parent.

Merger Consideration

Under the Merger Agreement, at the Effective Time, each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) will be converted into the right to receive either:

•	a number of American depositary shares of Parent (“Parent ADSs”) (each representing a beneficial interest in five (5) ordinary shares of Parent (“Parent Ordinary Shares”)) equal to (A) 1.0619 (the “Exchange Ratio”) plus (B) the quotient of $11.00 (the “Per Share Cash Amount”) and the volume weighted average price (measured in U.S. dollars) of Parent ADSs (measured using the volume weighted average price of Parent Ordinary Shares as a proxy) for the trading day that is two trading days prior to the Effective Time (or such other date as may be mutually agreed to by Parent and the Company) (such price, the “Parent ADS Price,” and such number of Parent ADSs, the “Stock Consideration”); or

•	an amount in cash, without interest, and in USD equal to the sum of (A) the Per Share Cash Amount plus (B) the product of the Exchange Ratio and the Parent ADS Price (the “Cash Consideration,” and together with the “Stock Consideration,” the “Merger Consideration”), in each case at the election of the holder of such share of Company Common Stock, subject to certain allocation and proration provisions of the Merger Agreement, and, immediately following such conversion, will be automatically cancelled and cease to exist. The aggregate Cash Consideration and the aggregate Stock Consideration that will be issued in the Mergers will not vary as a result of individual election preferences.

Conditions to the Mergers

The respective obligations of the Company and Parent to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of a number of customary conditions, including:  (1) the adoption of the Merger Agreement by the Company’s stockholders; (2) approval of the transactions contemplated by the Merger Agreement and other related matters by Parent’s shareholders; (3) the absence of any law or order prohibiting consummation of the Mergers; (4) Parent’s registration statement on Form F-4 having been declared effective by the U.S. Securities and Exchange Commission; (5) Parent’s shareholder circular and prospectus having been approved by the U.K. Financial Conduct Authority; (6) the Parent ADSs issuable in the Mergers (and the Parent Ordinary Shares represented thereby) having been approved for listing on the New York Stock Exchange; (7) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (8) accuracy of the other party’s representations and warranties, subject to certain materiality standards set forth in the Merger Agreement; and (9) compliance by the other party in all material respects with such other party’s obligations under the Merger Agreement. In addition, the obligation of Parent to consummate the transactions contemplated by the Merger Agreement is subject to completion by the Company of the sale or disposition of certain of its existing businesses (the “Required Sales”).

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties given by the Company, Parent, Bidco, Merger Sub I and Merger Sub II.  The Merger Agreement also contains customary pre-closing covenants, including covenants by each of the parties relating to conduct of their respective business prior to the closing of the Mergers.  The parties have agreed to use their respective reasonable best efforts to complete the Mergers as promptly as reasonably practicable, including in obtaining each third party consent or regulatory approval necessary, proper or advisable to complete the Mergers. In addition, the parties have agreed to take all actions necessary, proper, or advisable to eliminate any impediment under any antitrust law, including (1) proposing, negotiating, committing to, or effecting any divestiture, (2) creating, terminating, unwinding, divesting or assigning, subcontracting or otherwise securing substitute parties for relationships, ventures, and contractual or commercial rights or obligations of the Company, Parent, and their respective subsidiaries, and (3) otherwise taking any such other remedial action, in each case to permit the closing of the Mergers to occur as promptly as reasonably practicable; except that Parent and its subsidiaries are not required to divest (x) any businesses, assets, properties or product lines of any of the Company, Parent or any of their respective subsidiaries that, in the aggregate, generated total revenues in excess of 12.8% of the Company’s total revenues in the calendar year 2020 (except that any revenues associated with the businesses of the Company to be divested in connection with the Required Sales shall be excluded from that calculation) or (y) any rights to use or under the Company’s intellectual property rights related to the Terminix name or logo (except for any rights to use the Terminix name or logo under any transitional license or transitional services agreement entered into in connection with any permitted divestiture of the Company’s assets in accordance with the foregoing).  The Merger Agreement also provides that, during the period from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, each of the Company and Parent is subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to customary exceptions.

At the closing of the Mergers, one member of the Company’s board of directors (to be mutually agreed by the Company and Parent prior to the closing of Mergers) will be appointed to Parent’s board of directors.

Treatment of Equity Awards

Under the Merger Agreement, at the Effective Time:

•	each outstanding Company equity award that is then vested will be converted into the right to receive an amount in cash equal to the Cash Consideration (for Company stock options, less the applicable exercise price) and paid out at closing;

•	each outstanding Company equity award that is not then vested will be assumed by Parent and converted into a number of equity awards covering Parent ADSs, and (a) which (i) for Company stock options and Company time-vesting restricted stock units, each such award will be converted into a number of options and time-vesting restricted stock units, respectively, covering Parent ADSs using an exchange ratio determined based on the value of the Merger Consideration at the closing, and (ii) for Company performance-based restricted stock units (“Company PSUs”), each such award will be converted into a number of restricted stock units subject to time-vesting only (for awards granted prior to the date of the Merger Agreement) covering Parent ADSs using an exchange ratio determined based on the value of the Merger Consideration at the closing, applied to the number of shares of Company Common Stock determined by the Company board of directors immediately prior to the closing based on the greater of the actual level of performance metric achievement applicable to the Company PSUs or target performance achievement (except that PSUs granted in 2022 will continue to vest based on achievement of applicable performance metrics); and (b) otherwise will continue to vest and be settled on the same terms and conditions as applicable to the Company awards prior to the closing (except that, consistent with the Company equity plan, such unvested converted awards will fully vest upon a qualifying termination occurring after the closing); and

•	each outstanding Company director deferred share equivalent (“Company DSE”) will be converted into an amount in cash equal to the Cash Consideration, and otherwise will be paid on the same terms and conditions as applicable under the Company DSE award agreement.

Termination and Termination Fees

Either the Company or Parent may terminate the Merger Agreement in certain circumstances, including if (1) the Mergers are not completed by September 13, 2022, subject to two additional three month extensions by the Company or Parent in certain circumstances in the event that any required regulatory approval has not been obtained (the “End Date”), (2) the Company’s stockholders fail to adopt the Merger Agreement, (3) Parent’s shareholders fail to approve the transactions contemplated by the Merger Agreement and other related matters, (4) a governmental authority of competent jurisdiction has issued a final non-appealable governmental order prohibiting the Mergers, (5) the other party breaches its representations, warranties or covenants in the Merger Agreement in a way that would entitle the party seeking to terminate the Merger Agreement not to consummate the Mergers, subject to the right of the breaching party to cure the breach, or (6) the other party’s board of directors has changed its recommendation in favor of the Mergers.  In addition, subject to compliance with specified process and notice requirements, the Company may terminate the Merger Agreement in order to enter into a definitive agreement providing for a Company Superior Proposal (as defined in the Merger Agreement).

The Company will be required to make a payment to Parent equal to $200 million if the Merger Agreement is terminated in certain circumstances, including because (1) Parent has terminated the Merger Agreement due to the fact that the Company’s board of directors has changed its recommendation in favor of the Mergers, (2) the Company has terminated the Merger Agreement in order to enter into an agreement providing for a Company Superior Proposal or (3) the Company has entered into an agreement providing for a Company Superior Proposal within twelve months following the termination of the Merger Agreement in certain circumstances. The Company will also be required to make a payment to Parent equal to $50 million if the Merger Agreement is terminated because the Company’s stockholders fail to adopt the Merger Agreement.

Parent will be required to make a payment to the Company equal to $150 million if the Merger Agreement is terminated in certain circumstances, including because (1) the Company has terminated the Merger Agreement due to the fact that Parent’s board of directors has changed its recommendation in favor of the Mergers, (2) Parent has entered into an agreement providing for a Parent Superior Proposal (as defined in the Merger Agreement) within twelve months following the termination of the Merger Agreement in certain circumstances or (3) a governmental authority of competent jurisdiction has entered a final non-appealable governmental order relating to antitrust laws prohibiting the Mergers or the parties have failed to obtain required regulatory approvals before the End Date under certain circumstances. Parent will also be required to make a payment to the Company equal to $50 million if the Merger Agreement is terminated because Parent’s stockholders fail to approve the transactions contemplated by the Merger Agreement and other related matters.

Additional Information

The foregoing description of the Mergers and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and is incorporated herein by reference.  A copy of the Merger Agreement has been included to provide investors with information regarding its terms and is not intended to provide any factual information about the Company or Parent.

The Merger Agreement contains representations, warranties, covenants and agreements, which were made only for purposes of such agreement and as of specified dates.  The representations and warranties in the Merger Agreement reflect negotiations between the parties to the Merger Agreement and are not intended as statements of fact to be relied upon by the Company’s stockholders or Parent’s shareholders.  In particular, the representations, warranties, covenants and agreements in the Merger Agreement may be subject to limitations agreed by the parties, including having been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, and having been made for purposes of allocating risk among the parties rather than establishing matters of fact.  In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors.  As such, the representations and warranties in the Merger Agreement may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and unless required by applicable law, the Company undertakes no obligation to update such information.

Item 5.02          Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective as of December 16, 2021, Dion Persson, 60, will serve in the expanded role of Senior Vice President, Strategy and Mergers and Acquisitions and in this capacity, Mr. Persson’s annual rate of base salary, which was reduced in July of 2021 when he ceased to serve as Interim General Counsel, will be reinstated to $450,000. Mr. Persson served as Senior Vice President, Interim General Counsel and Corporate Secretary of the Company for the first half of 2021 and since July 6, 2021 as Senior Vice President, Special Projects. Mr. Persson joined the Company in September 2017 and served as Senior Vice President, Business Development from September 2017 until January 2021. From 2011 until 2016, he served as vice president of strategy and analytics for Ingersoll Rand, a leading global provider of products, services and solutions.

On December 13, 2021, the Compensation Committee of the Board of Directors of the Company (the “Committee”) approved, and recommended to the Board of Directors of the Company (the “Board”), and the Board approved, certain tax-planning actions in order to mitigate adverse tax consequences to both the Company and certain employees of the Company (including its named executive officers) under the excise tax regime of Sections 280G and 4999 of the Internal Revenue Code that could arise in connection with the transactions contemplated by the Merger Agreement. Specifically, these actions are: (1) the payment, on or prior to December 31, 2021, of a percentage of the 2021 annual bonuses that would otherwise be earned and paid on or before March 15, 2022 pursuant to the Company’s annual incentive plan (“AIP”) including, for the Company’s named executive officers, the following: Brett T. Ponton (Chief Executive Officer), $780,000; Robert J. Riesbeck (Executive Vice President and Chief Financial Officer), $442,000; and Mr. Persson, $250,000; (2) the settlement, on or prior to December 31, 2021, of a percentage of the 2019 performance-based stock unit awards (the “2019 PSUs”) that would otherwise settle on or before February 18, 2022 pursuant to the applicable award agreements, equal to 2,697 units for Mr. Persson; and (3) the vesting and settlement, on or prior to December 31, 2021, of time-vesting restricted stock unit awards that would otherwise vest and settle on or before March 4, 2022 pursuant to the applicable award agreements, including, for the Company’s named executive officers: for Mr. Ponton, 4,597 units; for Mr. Riesbeck, 1,650 units; and for Mr. Persson, 2,913 units.

Item 8.01          Other Events.

On December 14, 2021, the Company and Parent issued a joint press release announcing their entry into the Merger Agreement.  A copy of the joint press release is attached as Exhibit 99.1 to this report and incorporated herein by reference.

Item 9.01          Financial Statements and Exhibits.

(d)  Exhibits

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of December 13, 2021, by and among Terminix Global Holdings, Inc., Rentokil Initial plc, Rentokil Initial US Holdings, Inc., Leto Holdings I, Inc. and Leto Holdings II, LLC.*

99.1	Joint Press Release, issued December 14, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*  Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K.  The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules or exhibits upon request by the U.S. Securities and Exchange Commission; provided, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

*          *          *

Additional Information About The Proposed Transaction And Where To Find It

In connection with the proposed transaction between Rentokil and Terminix, Rentokil will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Terminix that also constitutes a prospectus of Rentokil. Each of Rentokil and Terminix will also file other relevant documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Terminix. Rentokil will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil’s shareholders. This Current Report on Form 8-K is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil and/or Terminix may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Rentokil and Terminix with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil online at https://www.rentokil-initial.com, upon written request delivered to Rentokil at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, England, Attention: Katharine Rycroft, or by calling Rentokil by telephone at +44 (0) 7811 270734 or by email at katharine.rycroft@rentokil-initial.com.

This Current Report on Form 8-K is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This Current Report on Form 8-K is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Terminix, Rentokil, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Terminix’s directors and executive officers may be found on its website at corporate.terminix.com/responsibility/corporate-governance and in its 2020 Annual Report on Form 10-K filed with the SEC on February 26, 2021, available at investors.terminix.com and www.sec.gov. Information about Rentokil’s directors and executive officers may be found on its website at https://www.rentokil-initial.com and in its 2020 Annual Report filed with applicable securities regulators in the United Kingdom on March 31, 2021, available on its website at https://www.rentokil-initial.com. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and shareholder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom when they become available.

Information Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Rentokil is unable to achieve the synergies and value creation contemplated by the proposed transaction; Rentokil is unable to promptly and effectively integrate Terminix’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil declines following the proposed transaction; legal proceedings are instituted against Terminix or Rentokil; Terminix or Rentokil is unable to retain or hire key personnel; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix or Rentokil or on Terminix’s or Rentokil’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or U.K. administration; the ability of Rentokil or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm Rentokil’s or Terminix’s business, including current plans and operations; certain restrictions during the pendency of the acquisition that may impact Rentokil’s or Terminix’s ability to pursue certain business opportunities or strategic transactions; Rentokil’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil’s reports available on the National Storage Mechanism at morningstar.co.uk/uk/NSM and on its website at https://www.rentokil-initial.com; and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in Terminix’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus and shareholder proxy circular. While the list of factors presented here is, and the list of factors to be presented in proxy statement/prospectus and shareholder proxy circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this Current Report on Form 8-K. Neither Rentokil nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TERMINIX GLOBAL HOLDINGS, INC.
(Registrant)

December 14, 2021	By:	/s/ Robert J. Riesbeck
Robert J. Riesbeck
Executive Vice President and Chief Financial Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of December 13, 2021

among

RENTOKIL INITIAL PLC,

RENTOKIL INITIAL US HOLDINGS, INC.,

LETO HOLDINGS I, INC.,

LETO HOLDINGS II, LLC

and

TERMINIX GLOBAL HOLDINGS, INC.

i

EXHIBITS

Exhibit A – Form of Parent Tax Certificate

Exhibit B – Form of Company Tax Certificate

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 13, 2021 is by and among Rentokil Initial plc, a public limited company incorporated under the laws of England and Wales (“Parent”), Rentokil Initial US Holdings, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Bidco”), Leto Holdings I, Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Bidco (“Merger Sub I”), Leto Holdings II, LLC, a Delaware limited liability company and a direct, wholly owned Subsidiary of Bidco (“Merger Sub II” and, together with Merger Sub I, “Merger Subs”) and Terminix Global Holdings, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of the Company has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Mergers), (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s stockholders, and (iv) recommended the adoption of this Agreement by the Company’s stockholders;

WHEREAS, the Board of Directors (or a duly and unanimously authorized committee of the Board of Directors) of Parent has unanimously (i) determined that this Agreement and the transactions contemplated hereby would most likely promote the success of Parent for the benefit of its shareholders as a whole, (ii) approved this Agreement and the transactions contemplated hereby, (iii) resolved that the approval of this Agreement and the transactions contemplated hereby (including the resolutions required to be passed for the purposes of the Parent Shareholder Approval) be submitted to a vote at a meeting of Parent’s shareholders, and (iv) resolved to recommend the approval of this Agreement and the transactions contemplated hereby (including the resolutions required to be passed for the purposes of the Parent Shareholder Approval) by Parent’s shareholders;

WHEREAS, the Board of Directors of Bidco has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of Bidco and its stockholder and (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Mergers);

WHEREAS, the Board of Directors of Merger Sub I has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of Merger Sub I and its stockholder, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Mergers), and (iii) directed that this Agreement be submitted to its stockholder for its approval and adoption;

WHEREAS, the sole member of Merger Sub II has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of Merger Sub II and its sole member and (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Mergers);

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Mergers, taken together, shall qualify (A) as a “reorganization” within the meaning of Section 368(a) of the Code and (B) for an exception to the general rule of Section 367(a)(1) of the Code, and (ii) this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder; and

WHEREAS, the Company, Parent, Bidco, Merger Sub I and Merger Sub II desire to make certain representations, warranties, covenants and agreements specified in this Agreement in connection with the transactions contemplated hereby (including the Mergers) and to prescribe certain conditions to the transactions contemplated hereby (including the Mergers).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

Article I
Definitions

Section 1.01      Definitions.

(a)          As used in this Agreement, the following terms have the following meanings:

“1933 Act” means the U.S. Securities Act of 1933.

“1934 Act” means the U.S. Securities Exchange Act of 1934.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Antitrust Laws” means the Sherman Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act and all other federal, state and foreign Applicable Laws in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade or regulating foreign investment.

“Applicable Law(s)” means, with respect to any Person, any federal, state, foreign or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding on or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise in this Agreement. References to “Applicable Law” or “Applicable Laws” shall be deemed to include the Bribery Legislation, the Sanctions Laws, the Antitrust Laws and the U.K. Code.

“Bribery Legislation” means all Applicable Laws relating to the prevention of bribery, corruption and money laundering, including the United States Foreign Corrupt Practices Act of 1977, the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation, the U.K. Bribery Act 2010 and the U.K. Proceeds of Crime Act 2002.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or London, England are authorized or required by Applicable Law to remain closed.

“CA 2006” means the U.K. Companies Act 2006 and any statutory instruments made under it, and every statutory modification or re-enactment thereof for the time being in force.

“Code” means the U.S. Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any written or oral agreement, memorandum of understanding or other contractual obligation between the Company or any of its Subsidiaries and any labor organization or other authorized employee representative representing directors, officers, employees or individual independent contractors of the Company or any of its Subsidiaries.

“Companies House” means the U.K. Registrar of Companies.

“Company Acquisition Proposal” means any indication of interest, proposal or offer from any Person or Group, other than Parent and its Subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company or any of its Subsidiaries (including securities of Subsidiaries) equal to 20% or more of the consolidated assets of the Company, or to which 20% or more of the revenues or earnings of the Company on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, (ii) direct or indirect acquisition or issuance (whether in a single transaction or a series of related transactions) of 20% or more of the outstanding voting power of the Company or the outstanding shares of Company Common Stock, (iii) tender offer or exchange offer that, if consummated, would result in such Person or Group beneficially owning 20% or more of the outstanding voting power of the Company or the outstanding shares of Company Common Stock, or (iv) merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions involving the Company or any of its Subsidiaries, under which such Person or Group or, in the case of clause (B), the stockholders or equityholders of any such Person or Group would acquire, directly or indirectly, (A) assets equal to 20% or more of the consolidated assets of the Company, or to which 20% or more of the revenues or earnings of the Company on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, or (B) beneficial ownership of 20% or more of the outstanding voting power of the Company or the surviving or resulting entity in such transaction, 20% or more of the outstanding equity or voting securities of the surviving or resulting entity in such transaction or 20% or more of the outstanding shares of Company Common Stock.

“Company Balance Sheet” means the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2021, and the footnotes to such consolidated balance sheet, in each case set forth in the Company’s report on Form 10-Q for the fiscal quarter ended June 30, 2021.

“Company Balance Sheet Date” means June 30, 2021.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Disclosure Schedule” means the Company Disclosure Schedule delivered to Parent on the date of this Agreement.

“Company Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written, (A) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Subsidiaries for the current or future benefit of any director, officer, employee or individual consultant (including any former director, officer, employee or individual consultant) of the Company or any of its Subsidiaries or (B) for which the Company or any of its Subsidiaries has any direct or indirect liability and, in each case, other than any plan, program and other arrangement sponsored by any Governmental Authority.

“Company Equity Awards” means the Company Stock Options, the Company RSU Awards, the Company PSU Awards and the Company DSE Awards.

“Company ESPP” means the Company’s Employee Stock Purchase Plan, as amended and restated.

“Company Intellectual Property” means any and all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Intervening Event” means any material event, change, effect, development or occurrence that (i) was not known or reasonably foreseeable to the Board of Directors of the Company as of or prior to the date of this Agreement and (ii) does not relate to or involve (A) any Company Acquisition Proposal, (B) any change in the market price or trading volume of the Company Common Stock (provided, that the underlying cause of such change may be taken into account, to the extent otherwise permitted by this definition), (C) any event, change or circumstance relating to Parent or any of its Affiliates (unless such event, change or circumstance constitutes a Parent Material Adverse Effect), (D) any change in conditions generally (including any regulatory changes) affecting the industries or sectors in which the Company, Parent or any of their respective Subsidiaries operates, (E) clearance of the Mergers under the Antitrust Laws or any matters relating thereto or arising therefrom, (F) the taking of any action required or expressly contemplated by this Agreement or (G) the fact, in and of itself, that the Company or any of its Subsidiaries has met or exceeded any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided, that the underlying cause thereof may be taken into account, to the extent otherwise permitted by this definition).

“Company Material Adverse Effect” means any event, change, effect, circumstance, fact, development or occurrence that has a material adverse effect on the business, operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, that no event, change, effect, circumstance, fact, development or occurrence to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect: (i) any changes in general United States or global economic conditions or other general business, financial or market conditions, (ii) any changes in conditions generally affecting the industries in which the Company or any of its Subsidiaries operates, (iii) fluctuations in the value of any currency, (iv) any decline, in and of itself, in the market price or trading volume of the Company Common Stock (provided, that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (v) regulatory, legislative or political conditions or conditions in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction, (vi) any failure, in and of itself, by the Company or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided, that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (vii) the execution and delivery of this Agreement, the public announcement or the pendency of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement (including the Mergers), the taking of any action required or expressly contemplated by this Agreement, including any actions that may be required by Section 8.02 (other than, to the extent not excluded by another clause of this definition, the Company’s compliance with its obligations pursuant to Section 6.01(a), except to the extent that Parent has unreasonably withheld a consent under Section 6.01(a)) or the identity of, or any facts or circumstances relating to Parent or any of its Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with Governmental Authorities, customers, franchisees, suppliers, partners, officers, employees or other material business relations (provided, that the foregoing shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby (including Section 4.04(c)) or with respect to the condition to Closing contained in Section 9.02(b), to the extent it relates to such representations and warranties), (viii) any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any Applicable Law (or the interpretation thereof) of or by any Governmental Authority, (ix) any changes or prospective changes in GAAP (or authoritative interpretations thereof), (x) geopolitical conditions, the outbreak or escalation of hostilities, civil or political unrest, any acts of war, sabotage, cyberattack or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattack or terrorism threatened or underway as of the date of this Agreement, (xi) any reduction in the credit rating of the Company or any of its Subsidiaries (it being understood and agreed that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such reduction that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (xii) any epidemic, plague, pandemic (including COVID-19) or other outbreak of illness or public health event, hurricane, earthquake, flood, calamity or other natural disasters, acts of God or any change resulting from weather conditions (or any worsening of any of the foregoing), including the response of governmental and non-governmental entities (including COVID-19 Measures), (xiii) any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of Applicable Law relating to this Agreement or the transactions contemplated hereby (including the Mergers) or (xiv) the matters set forth in Section 1.01(a) of the Company Disclosure Schedule, except that the matters referred to in clauses (i), (ii), (iii), (v), (viii), (ix), (x) or (xii) may be taken into account (to the extent not excluded by another clause of this definition) to the extent that the impact of any such event, change, effect, circumstance, fact, development or occurrence on the Company and its Subsidiaries, taken as a whole, is disproportionately adverse relative to the adverse impact of such event, change, effect, circumstance, fact, development or occurrence on the other participants in the industry in which the Company and its Subsidiaries operate, and then solely to the extent of such disproportionality.

“Company Stock Plans” means the Company’s Stock Incentive Plan, as amended and restated as of October 25, 2012, and the Company’s 2014 Omnibus Incentive Plan, as amended and restated as of April 27, 2015.

“Company Superior Proposal” means any bona fide, written Company Acquisition Proposal made after the date of this Agreement, in circumstances not involving a breach of this Agreement, from any Person (other than Parent and its Subsidiaries or Affiliates) to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or similar acquisition transaction, (i) all or substantially all of the non-“cash or cash equivalent” assets of the Company or (ii) more than fifty percent (50%) of the outstanding shares of Company Common Stock on terms that the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all the terms and conditions of the Company Acquisition Proposal that the Board of Directors of the Company considers to be appropriate (including the identity of the Person making the Company Acquisition Proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), break-up fees, expense reimbursement provisions, conditions to consummation and availability of necessary financing (including, if a cash transaction (in whole or in part), the availability of such funds and the nature, terms and conditionality of any committed financing)), would result in a transaction that is more favorable to the Company’s stockholders than the Mergers and is reasonably capable of being completed on the terms proposed.

“Consent” means any consent, approval, waiver, license, permit, variance, exemption, franchise, clearance, authorization, acknowledgment, Order or other confirmation.

“Contract” means any contract, agreement, obligation, understanding or instrument, lease, license or other legally binding commitment or undertaking of any nature that is or is intended to be legally binding.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or other epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Applicable Law, decree, judgment, injunction or other Order, directive, guidelines or recommendations by any Governmental Authority or industry group in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES Act).

“Credit Agreement” means the Credit Agreement, dated as of July 1, 2014, by and among The Terminix Company, LLC, the lenders and other parties thereto from time to time and JPMorgan Chase Bank, as administrative and collateral agent, as amended by the First Amendment, dated as of April 1, 2015, the Second Amendment, dated as of August 17, 2015, the Third Amendment, dated as of November 8, 2016, the Fourth Amendment, dated as of November 5, 2019 and the Fifth Amendment, dated as of September 30, 2020, and as further amended, amended and restated, supplemented or otherwise modified from time to time.

“DTRs” means the disclosure guidance and transparency rules made by the FCA acting under Part VI of FSMA (as set out in the FCA Handbook published by the FCA).

“Environmental Law” means any Applicable Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Substances.

“Environmental Permits” means all permits, licenses, franchises, consents (including consents required by Contract), variances, exemptions, orders, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Law and affecting, or relating to, the business of the Company or any of its Subsidiaries, or the business of Parent or any of its Subsidiaries, as applicable.

“Equity Award Exchange Ratio” means the sum, rounded to four decimal places, equal to (i) the Exchange Ratio, plus (ii) the quotient of (A) the Per Share Cash Amount, and (B) the Parent ADS Price.

“Equity Securities” means, with respect to any Person, (i) any shares of capital stock or other voting securities of, or other ownership interest in, such Person, (ii) any securities of such Person convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, such Person or any of its Subsidiaries, (iii) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for capital stock or other voting securities of, or other ownership interests in, such Person or any of its Subsidiaries, or (iv) any restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, other membership, partnership or other ownership interests in, such Person or any of its Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any entity, any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Excepted Stockholder” means any stockholder of the Company that would be a “five-percent transferee shareholder” of Parent within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii) following the Mergers that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8(c).

“FCA” means the United Kingdom Financial Conduct Authority.

“FCPA” means the Foreign Corrupt Practices Act of 1977.

“Filing” means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission or other filing.

“Financing Related Parties” means the Financing Sources and their respective Affiliates, together with their and their respective Affiliates’ officers, directors, employees, controlling persons, agents and representatives.

“Financing Sources” means the Persons that have entered into or will enter into commitment letters, credit agreements, indentures or other agreements with Parent and/or one or more subsidiaries of Parent in connection with the Debt Financing or any Alternate Debt Financing, including any applicable agents, arrangers, lenders, underwriters, initial purchasers and other entities that provide or arrange all or part of the Debt Financing or any Alternate Debt Financing and their respective successors and assigns; provided, that neither Parent nor any Affiliate of Parent shall be a Financing Source.

“FRC” means the U.K. Financial Reporting Council.

“FSMA” means the U.K. Financial Services and Markets Act 2000.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority and any arbitral tribunal.

“Group” means a “group” as defined in Section 13(d) of the 1934 Act.

“Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning under any Environmental Law or that is otherwise regulated by any Governmental Authority with jurisdiction over the environment or natural resources, including petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.

“Intellectual Property Rights” means any and all common law or statutory rights anywhere in the world arising under or associated with: (i) patents, patent applications (including all divisions, continuations, continuations-in-part, reissues and reexaminations, and any extensions and counterparts of patents), statutory invention registrations, registered designs, and similar or equivalent rights in inventions (“Patents”); (ii) trademarks, service marks, trade dress, trade names, logos, and other designations or indicia of origin, including all goodwill and all registrations and applications relating to the foregoing (“Marks”); (iii) domain names, uniform resource locators, Internet Protocol addresses, social media handles, and other names, identifiers, and locators associated with Internet addresses, sites, and services; (iv) registered and unregistered copyrights and any other equivalent rights in works of authorship (whether or not registerable, including rights in software as a work of authorship) and any other related rights of authors, all registrations and applications to register the same, and all renewals, extensions, reversions, restorations, derivative works and moral rights in connection with the foregoing (“Copyrights”); (v) trade secrets and industrial secret rights, and rights in know-how, data and confidential or proprietary business or technical information, including formulations, formulae, technical, research, clinical and other data, in each case, that derives independent economic value, whether actual or potential, from not being known to other Persons (“Trade Secrets”); and (vi) other similar or equivalent intellectual property or proprietary rights anywhere in the world.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, including all documentation related to the foregoing, owned by, or licensed or leased to the Company or any of its Subsidiaries.

“knowledge” means (i) with respect to the Company, the actual knowledge of those individuals set forth in Section 1.01(b) of the Company Disclosure Schedule and (ii) with respect to Parent, the actual knowledge of those individuals set forth in Section 1.01 of the Parent Disclosure Schedule. None of the individuals set forth in Section 1.01(b) of the Company Disclosure Schedule or Section 1.01 of the Parent Disclosure Schedule shall have any personal liability or obligations regarding such knowledge.

“Licensed Intellectual Property” means any and all Intellectual Property Rights owned by a Third Party and licensed (including sublicensed) or otherwise granted to the Company of any of its Subsidiaries.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, license, sublicense, charge, security interest or other encumbrance of any kind in respect of such property or asset.

“Listing Rules” means the listing rules made by the FCA pursuant to Part VI of the FSMA and contained in the FCA’s publication of the same name.

“LSE” means London Stock Exchange plc.

“MAR” means onshored Regulation (EU) (No 596/2014) as it forms part of the law of the U.K. by virtue of the European Union (Withdrawal) Act 2018 (as amended), as supplemented by The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310).

“Merger Consideration” means, with respect to any share of Company Common Stock (other than any Excluded Share), the Parent ADSs to be issued, and cash payable, to the holder of such share of Company Common Stock upon the conversion of such share pursuant to Section 2.03(a), as applicable.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 3(37) of ERISA.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“Parent Acquisition Proposal” means any indication of interest, proposal or offer from any Person or Group, other than the Company and its Subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Parent or any of its Subsidiaries (including securities of Subsidiaries) equal to 50% or more of the consolidated assets of Parent, or to which 50% or more of the revenues or earnings of Parent on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, (ii) direct or indirect acquisition or issuance (whether in a single transaction or a series of related transactions) of 50% or more of the outstanding voting power of Parent or the Parent Ordinary Shares, (iii) tender offer or exchange offer that, if consummated, would result in such Person or Group beneficially owning 50% or more of the outstanding voting power of Parent or the Parent Ordinary Shares, or (iv) merger, consolidation, share exchange, business combination, scheme of arrangement, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions involving Parent or any of its Subsidiaries, under which such Person or Group or, in the case of clause (B), the stockholders or equityholders of any such Person or Group would acquire, directly or indirectly, (A) assets equal to 50% or more of the consolidated assets of Parent, or to which 50% or more of the revenues or earnings of Parent on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, or (B) beneficial ownership of 50% or more of the outstanding voting power of Parent or the surviving or resulting entity in such transaction, 50% or more of the outstanding equity or voting securities of the surviving or resulting entity in such transaction or 50% or more of the outstanding Parent Ordinary Shares.

“Parent ADS” means an American depositary share of Parent representing a beneficial interest in five (5) Parent Ordinary Shares.

“Parent ADS Price” means an amount (rounded down to the nearest cent) equal to the product of (i) five (5) and (ii) the product of (x) the volume weighted average price (in GBP, expressed in whole pounds sterling and pence, to four decimal places) of Parent Ordinary Shares on LSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company in good faith) for the trading day that is two trading days prior to the Closing Date (or such other date as may be mutually agreed to by Parent and the Company) and (y) the daily spot GBP/USD exchange rate as reported by the Bank of England (or, if not reported thereby, by another authoritative source mutually selected by Parent and the Company in good faith) for the trading day that is two trading days prior to the Closing Date (or such other date as may be mutually agreed to by Parent and the Company).

“Parent Balance Sheet” means the unaudited consolidated balance sheet of Parent and its Subsidiaries as of June 30, 2021, and the footnotes to such consolidated balance sheet, in each case set forth in Parent FCA Documents.

“Parent Balance Sheet Date” means June 30, 2021.

“Parent Disclosure Schedule” means the Parent Disclosure Schedule delivered to the Company on the date of this Agreement.

“Parent Equity Awards” means the Parent Performance Share Awards and the Parent Deferred Bonus Awards.

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“Parent Intervening Event” means any material event, change, effect, development or occurrence that (i) was not known or reasonably foreseeable to the Board of Directors of Parent as of or prior to the date of this Agreement and (ii) does not relate to or involve (A) any Parent Acquisition Proposal, (B) any change in the market price or trading volume of Parent Ordinary Shares (provided, that the underlying cause of such change may be taken into account, to the extent otherwise permitted by this definition), (C) any event, change or circumstance relating to the Company or any of its Affiliates (unless such event, change or circumstance constitutes a Company Material Adverse Effect), (D) any change in conditions generally (including any regulatory changes) affecting the industries or sectors in which the Company, Parent or any of their respective Subsidiaries operates, (E) clearance of the Mergers under the Antitrust Laws or any matters relating thereto or arising therefrom, (F) the taking of any action required or expressly contemplated by this Agreement or (G) the fact, in and of itself, that Parent or any of its Subsidiaries has met or exceeded any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided, that the underlying cause thereof may be taken into account, to the extent otherwise permitted by this definition).

“Parent Material Adverse Effect” means any event, change, effect, circumstance, fact, development or occurrence that has a material adverse effect on the business, operations or financial condition of Parent and its Subsidiaries, taken as a whole; provided, that no event, change, effect, circumstance, fact, development or occurrence to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect: (i) any changes in general United States or global economic conditions or other general business, financial or market conditions, (ii) any changes in conditions generally affecting the industries in which Parent or any of its Subsidiaries operates, (iii) fluctuations in the value of any currency, (iv) any decline, in and of itself, in the market price or trading volume of the Parent Ordinary Shares (provided, that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Parent Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), (v) regulatory, legislative or political conditions or conditions in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction, (vi) any failure, in and of itself, by Parent or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided, that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Parent Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), (vii) the execution and delivery of this Agreement, the public announcement or the pendency of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement (including the Mergers), the taking of any action required or expressly contemplated by this Agreement, including any actions that may be required by Section 8.02 (other than, to the extent not excluded by another clause of this definition, Parent’s compliance with its obligations pursuant to Section 7.01(a), except to the extent that the Company has unreasonably withheld a consent under Section 7.01(a)) or the identity of, or any facts or circumstances relating to the Company or any of its Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with Governmental Authorities, customers, suppliers, partners, officers, employees or other material business relations (provided, that the foregoing shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby (including Section 5.04(c)) or with respect to the condition to Closing contained in Section 9.03(b), to the extent it relates to such representations and warranties), (viii) any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any Applicable Law (or the interpretation thereof) of or by any Governmental Authority, (ix) any changes or prospective changes in IFRS (or authoritative interpretations thereof), (x) geopolitical conditions, the outbreak or escalation of hostilities, civil or political unrest, any acts of war, sabotage, cyberattack or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattack or terrorism threatened or underway as of the date of this Agreement, (xi) any reduction in the credit rating of Parent or any of its Subsidiaries (it being understood and agreed that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such reduction that are not otherwise excluded from the definition of Parent Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), (xii) any epidemic, plague, pandemic (including COVID-19) or other outbreak of illness or public health event, hurricane, earthquake, flood, calamity or other natural disasters, acts of God or any change resulting from weather conditions (or any worsening of any of the foregoing), including the response of governmental and non-governmental entities (including COVID-19 Measures) or (xiii) any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of Applicable Law relating to this Agreement or the transactions contemplated hereby (including the Mergers), except that the matters referred to in clauses (i), (ii), (iii), (v), (viii), (ix), (x) or (xii) may be taken into account (to the extent not excluded by another clause of this definition) to the extent that the impact of any such event, change, effect, circumstance, fact, development or occurrence on Parent and its Subsidiaries, taken as a whole, is disproportionately adverse relative to the adverse impact of such event, change, effect, circumstance, fact, development or occurrence on the other participants in the industries in which Parent and its Subsidiaries operate, and then solely to the extent of such disproportionality.

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“Parent Ordinary Shares” means the ordinary shares, par value £0.01 per share, of Parent.

“Parent Prospectus” means a prospectus to be approved by the FCA and published by the Parent in accordance with PR 3.2 of the Prospectus Regulation Rules in connection with the transactions contemplated hereby, including any supplement or amendment thereto.

“Parent Shares Admission” means the admission of the Parent Ordinary Shares underlying the Parent ADSs issuable pursuant to the First Merger (i) to the premium segment of the Official List and (ii) to trading on the LSE’s main market for listed securities.

“Parent Stock Plans” means Parent’s Performance Share Plan and Parent’s Deferred Bonus Plan.

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“Parent Superior Proposal” means any bona fide, written Parent Acquisition Proposal made after the date of this Agreement, in circumstances not involving a breach of this Agreement, from any Person (other than the Company and its Subsidiaries or Affiliates) to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or similar acquisition transaction (including a scheme of arrangement), (i) all or substantially all of the non-“cash or cash equivalent” assets of Parent or (ii) more than fifty percent (50%) of the outstanding Parent Ordinary Shares on terms that the Board of Directors of Parent determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all the terms and conditions of the Parent Acquisition Proposal that the Board of Directors of Parent considers to be appropriate (including the identity of the Person making the Parent Acquisition Proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), break-up fees, expense reimbursement provisions, conditions to consummation and availability of necessary financing (including, if a cash transaction (in whole or in part), the availability of such funds and the nature, terms and conditionality of any committed financing)), would result in a transaction that is more favorable to Parent’s shareholders than the Mergers and is reasonably capable of being completed on the terms proposed.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Lien” means (i) any Liens for utilities or Taxes (A) not yet due and payable or (B) which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established in accordance with GAAP, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) gaps in the chain of title evident from the records of the applicable Governmental Authority maintaining such records, easements, rights-of-way, covenants, restrictions and other encumbrances of record as of the date of this Agreement, (v) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that do not materially detract from the value or the use of the property subject thereto, (vi) statutory landlords’ liens and liens granted to landlords under any lease, (vii) non-exclusive licenses of Intellectual Property Rights granted to customers in the ordinary course of business, (viii) any purchase money security interests, equipment leases or similar financing arrangements arising in the ordinary course of business, (ix) any Liens which are disclosed on the Company Balance Sheet (in the case of Liens applicable to the Company or any of its Subsidiaries) or the Parent Balance Sheet (in the case of Liens applicable to Parent or any of its Subsidiaries), or the notes thereto, (x) any Liens that are discharged at or prior to the Closing or (xi) any Liens that are not material to the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, taken as a whole.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality of such government or political subdivision.

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“Personal Data” means any and all information or data that, alone or in combination with other information or data held or accessible by the Company or its Subsidiaries, identifies, or could reasonably be used to identify, contact or locate, a natural person, household or specific device, or that is otherwise identifiable with a natural person, household or specific device. “Personal Data” also has the meaning ascribed to any similar term under any Privacy Legal Requirement or Privacy Commitment (e.g. “personally identifiable information”, “personal information” and “PII”).

“Privacy Commitments” means (a) any contractual obligations with respect to Personal Data, and (b) any commitment (including any external privacy policy), in each case, with respect to the collection, maintenance, privacy, protection, security, storage, use, transfer or other processing of Personal Data.

“Privacy Legal Requirement” means any and all Applicable Laws that pertain to collection, maintenance, privacy, protection, security, storage, use, transfer or other processing of Personal Data, including (i) the California Consumer Privacy Act, (ii) U.S. state data security laws and regulations such as the New York SHIELD Act, the Massachusetts Standards for the protection of personal information of residents of the Commonwealth, 201 CMR 17, all state data breach notification laws, and state biometric privacy laws, (iii) applicable requirements of comparable state and foreign Applicable Laws such as the EU Data Protection Directive 95/46/EC of 24 October 1995, the EU General Data Protection Regulation 2016/679/EU of April 27, 2016 and all corresponding member state legislation, the EU ePrivacy Directive 2002/58/EC of 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector as amended by Directive 2006/24/EC and Directive 2009/136/EC and the related implementing legislation of the EU Member States, (iv) The United Kingdom’s Data Protection Act 2018, (v) Section 5 of the Federal Trade Commission Act as it applies to the receipt, access, use, disclosure, and security of consumer Personal Data, (vi) the Swiss Federal Act on Data Protection of June 19, 1992 (DPA) and its ordinances, (vii) the Japanese Act on the Protection of Personal Information, and (viii) CAN-SPAM, the Telephone Consumer Protection Act, Canada’s anti-spam legislation and other similar Applicable Laws.

“Prospectus Regulation” means Regulation (EU) No 2017/1129 of the European Parliament and of the Council of 14 June 2017 as it forms part of the law of the U.K. by virtue of the European Union (Withdrawal) Act 2018 (as amended) and underlying legislation on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market.

“Prospectus Regulation Rules” means the prospectus regulation rules made by the FCA pursuant to Part VI of FSMA (as set out in the FCA Handbook published by the FCA).

“Registered Intellectual Property” means any and all United States, international or foreign (i) Patents and Patent applications (including provisional applications, divisionals, reissues, reexaminations, continuations and continuations-in-part), (ii) registered Marks and applications to register Marks, (iii) registered Copyrights and applications for Copyright registration, (iv) registered domain names and (v) any other Intellectual Property Rights that are subject to any filing or recording with any state, provincial, federal, government or other public or quasi-public legal authority.

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“Representatives” means, with respect to any Person, its officers, directors, employees, investment bankers, attorneys, accountants, auditors, consultants and other agents, advisors and representatives.

“Required Information” means in relation to any party such information with respect to the business, operations, trading, financial condition, projections, prospects, significant changes, risks, material contracts or material disputes of, or any persons associated with, such party (including expressions of opinion, intention or expectation in relation to any of the foregoing).

“Sanctioned Country” means any of Crimea, Cuba, Iran, North Korea, Sudan, and Syria.

“Sanctioned Person” means any Person with whom dealings are restricted or prohibited under any Sanctions Laws, including the Sanctions Laws of the United States, the United Kingdom, the European Union or the United Nations, including (i) any Person identified in any list of Sanctioned Persons maintained by (A) the United States Department of Treasury, Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security or the United States Department of State, (B) Her Majesty’s Treasury of the United Kingdom, (C) any committee of the United Nations Security Council, or (D) the European Union, (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country and (iii) any Person directly or indirectly 50% or more owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii).

“Sanctions Laws” means all Applicable Laws concerning economic sanctions, including embargoes, export restrictions, the ability to make or receive international payments, the freezing or blocking of assets of targeted Persons, the ability to engage in transactions with specified Persons or countries or the ability to take an ownership interest in assets of specified Persons or located in a specified country, including any Applicable Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such Person. For purposes of this Agreement, a Subsidiary shall be considered a “wholly owned Subsidiary” of a Person as long as such Person directly or indirectly owns all of the securities or other ownership interests (excluding any securities or other ownership interests held by an individual director or officer required to hold such securities or other ownership interests pursuant to Applicable Law) of such Subsidiary.

“Tax” means any income, gross receipts, franchise, sales, use, ad valorem, property, payroll, withholding, excise, severance, transfer, employment, estimated, alternative or add-on minimum, value added, stamp, occupation, premium, environmental or windfall profits taxes, and any other taxes or similar charges, fees, levies, imposts, customs, duties or other assessments, together with any interest, penalties and additions to tax, in each case, imposed in respect thereof by any federal, state, local, non-U.S. or other Governmental Authority.

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“Tax Return” means any report, return, document, statement, declaration or other information filed or required to be filed with any Taxing Authority with respect to Taxes, including information returns, claims for refunds, and any documents with respect to or accompanying payments of estimated Taxes, and including any attachment thereto and any amendment thereof.

“Taxing Authority” means any Governmental Authority responsible for the imposition or collection of any Tax.

“Third Party” means any Person or Group, other than the Company, Parent or any of their respective Affiliates or Representatives.

“U.K. Code” means the United Kingdom City Code on Takeovers and Mergers.

“VAT” means (i) any tax charged or imposed pursuant to Council Directive 2006/112/EC or any national legislation implementing such Directive, (ii) any value added tax imposed by the U.K. Value Added Tax Act 1994 and any related secondary legislation, in each case as may be amended or substituted from time to time, and (iii) any other tax of a similar nature, whether imposed in substitution for, or levied in addition to, such tax referred to in (i) or (ii) above, or imposed elsewhere.

“Willful Breach” means a material breach of this Agreement that is the result of a willful or intentional act or failure to act where the breaching party knows, or could reasonably be expected to have known, that the taking of such act or failure to act could result in a material breach of this Agreement.

(b)            Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Actions	11.08(b)
Adjustment Amount	10.03(k)(ii)(B)
ADR	2.13
ADR Facility	2.13
ADS Depository	2.13
Affected Employees	7.05(a)
Agreement	Preamble
Alternate Debt Financing	6.03(a)
Assumed Option	2.08(a)(ii)
Assumed PSU Award	2.08(c)
Assumed RSU Award	2.08(b)(ii)
Available Cash Election Amount	2.03(a)(ii)
Available Stock Election Amount	2.03(a)(i)

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Term	Section
Bankruptcy and Equity Exceptions	4.02(a)
Benefits Continuation Period	7.05(a)
Bidco	Preamble
Burdensome Condition	8.02(e)
Cancellation	2.03(a)
Cash Electing Company Share	2.03(a)(ii)
Cash Election	2.03(a)(ii)
Cash Election Amount	2.03(a)(ii)
Cash Election Consideration	2.03(a)(ii)
Certificate	2.03(d)
Claim Expenses	7.04(a)
Closing	2.01
Closing Date	2.01
Company	Preamble
Company 401(k) Plan	7.05(d)
Company Additional Amounts	10.03(i)
Company Adverse Recommendation Change	6.02(a)
Company Approval Time	6.02(b)
Company Board Recommendation	4.02(b)
Company DSE Award	2.08(d)
Company Material Contract	4.15(a)
Company No Vote Reimbursement	10.03(f)
Company Organizational Documents	4.01
Company Payment	10.03(h)
Company Permits	4.13
Company Preferred Stock	4.05(a)
Company PSU Award	2.08(c)
Company Registered IP	4.19(a)
Company RSU Award	2.08(b)
Company SEC Documents	4.07(a)
Company Stock Option	2.08(a)
Company Stockholder Approval	4.02(a)
Company Stockholder Meeting	8.04(a)
Company Tax Certificate	8.11(b)
Company Tax Counsel	9.03(d)
Company Termination Payment	10.03(a)
Confidentiality Agreement	8.01(a)
Copyrights	1.01(a)
Custodian	2.13
D&O Claim	7.04(a)
D&O Indemnified Parties	7.04(a)
D&O Indemnifying Parties	7.04(a)
Debt Commitment Letter	5.19(a)
Debt Financing	5.19(a)
Deposit Agreement	2.13

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Term	Section
Designated Director	8.09
DGCL	2.02(a)
Dissenting Shares	2.07
Dissenting Stockholders	2.07
DLLCA	2.02(a)
Election Deadline	2.05(b)
End Date	10.01(b)(i)
Exchange Agent	2.06(a)
Exchange Agent Agreement	2.06(a)
Exchange Fund	2.06(a)
Exchange Ratio	2.03(a)(i)
Excluded Shares	2.03(a)
Existing Parent ADSs	5.05(a)
Financing Amount	5.19(b)
Financing Source Provisions	11.03(c)
First Certificate of Merger	2.02(a)
First Effective Time	2.02(a)
First Merger	2.02(b)
First Required Sale	8.12
First Surviving Corporation	2.02(b)
Foreign Antitrust Laws	4.03
Form F-4	8.03(a)
Form F-6	8.03(a)
Form of Election	2.05(b)
internal controls	4.07(h)
Lease	4.20
Mailing Date	2.05(b)
Marks	1.01(a)
Maximum Premium	7.04(b)
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Mergers	2.02(b)
New Company Plans	7.05(b)
Non-Electing Company Share	2.05(b)
Non-U.S. Plan	4.17(i)
NYSE	4.03
Parent	Preamble
Parent 401(k) Plan	7.05(d)
Parent Additional Amounts	10.03(i)
Parent ADS Issuance	5.02(a)
Parent Adverse Recommendation Change	7.02(a)
Parent Approval Time	7.02(b)
Parent Board Recommendation	5.02(b)
Parent Circular	8.03(a)

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Term	Section
Parent Deferred Bonus Awards	5.05(a)
Parent FCA Documents	5.07(a)
Parent No Vote Reimbursement	10.03(e)
Parent Organizational Documents	5.01
Parent Payment	10.03(h)
Parent Performance Share Awards	5.05(a)
Parent Permits	5.13
Parent Shareholder Approval	5.02(a)
Parent Shareholder Meeting	8.04(b)
Parent Tax Certificate	8.11(b)
Parent Termination Payment	10.03(c)
Patents	1.01(a)
Payment	10.03(n)
Per Share Cash Amount	2.03(a)(i)
principal executive officer	4.07(g)
principal financial officer	4.07(g)
Prorated Cash Amount	2.03(a)(ii)
Prorated Stock Amount	2.03(a)(i)
Prospective Closing Date	2.01
Proxy Statement/Prospectus	8.03(a)
Regulation S-K	4.11
Regulation S-X	6.01(b)(xi)
Required Sales	8.12
Second Certificate of Merger	2.02(a)
Second Effective Time	2.02(a)
Second Merger	2.02(b)
Second Required Sale	8.12
Senior Leadership	4.18(d)
Specified Business	8.02(e)
Stock Electing Company Share	2.03(a)(i)
Stock Election	2.03(a)(i)
Stock Election Amount	2.03(a)(i)
Stock Election Consideration	2.03(a)(i)
Surviving Company	2.02(b)
Trade Secrets	1.01(a)
Transaction Litigation	8.07
Uncertificated Share	2.03(d)
Vested Award Consideration	2.08(a)(i)
Vested Option Consideration	2.08(a)(ii)

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Section 1.02      Other Definitional and Interpretative Provisions. The following rules of interpretation shall apply to this Agreement: (i) the words “hereof”, “hereby”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the table of contents and captions in this Agreement are included for convenience of reference only and shall be ignored in the construction or interpretation hereof; (iii) references to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified; (iv) all Exhibits and schedules annexed to this Agreement or referred to in this Agreement, including the Company Disclosure Schedule and the Parent Disclosure Schedule, are incorporated in and made a part of this Agreement as if set forth in full in this Agreement; (v) any capitalized term used in any Exhibit or schedules annexed to this Agreement, including the Company Disclosure Schedule or the Parent Disclosure Schedule, but not otherwise defined therein shall have the meaning set forth in this Agreement; (vi) any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and references to any gender shall include all genders; (vii) whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import; (viii) “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (ix) references to any Applicable Law shall be deemed to refer to such Applicable Law as amended from time to time and to any rules or regulations promulgated thereunder; (x) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided, that with respect to any Contract listed on any schedule annexed to this Agreement, including the Company Disclosure Schedule or the Parent Disclosure Schedule, such references shall only include any such amendments, modifications or supplements that are made available to Parent or the Company, as applicable; (xi) references to any Person include the successors and permitted assigns of that Person; (xii) references to “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including”, respectively; (xiii) references to “dollars” and “$” means U.S. dollars; (xiv) references to “pounds” and “£” means United Kingdom pounds sterling; (xv) the term “made available” and words of similar import mean that the relevant documents, instruments or materials were (A) with respect to Parent, posted and made available to Parent on the Company’s due diligence data site (or in any “clean room” or as otherwise provided on an “outside counsel only” basis), or, with respect to the Company, posted or made available to the Company on Parent’s due diligence data site (or in any “clean room” or as otherwise provided on an “outside counsel only” basis), as applicable, in each case, at least one day prior to the date of this Agreement; (B) provided via electronic mail or in person at least one day prior to the date of this Agreement (including materials provided to outside counsel); or (C) publicly filed or furnished to the SEC or FCA prior to the date of this Agreement; (xvi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”; (xvii) “ordinary course of business” shall be understood to include any action reasonably taken or not taken in response to exigent circumstances (provided, that, with respect to such actions reasonably taken or not taken following the date hereof in reliance on this clause (xvii), to the extent permitted under Applicable Law and practicable under the circumstances, the Company and Parent shall provide prior notice to and consult in good faith with each other prior to taking such action); and (xviii) the parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

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Article II
Closing; the Mergers

Section 2.01      Closing. The closing of the Mergers (the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017 at 8:00 a.m., Eastern time, on (a) the fifth Business Day (the “Prospective Closing Date”) after the date the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of such conditions by the party or parties entitled to the benefit thereof at the Closing) have been satisfied or, to the extent permitted by Applicable Law, waived by the party or parties entitled to the benefit thereof or (b) if the Prospective Closing Date would fall on or after the End Date, then, on the Business Day immediately preceding the End Date, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree (the date on which the Closing occurs, the “Closing Date”).

Section 2.02      The Mergers.

(a)            At the Closing, (i) the Company shall file a certificate of merger (the “First Certificate of Merger”) with the Delaware Secretary of State and make all other filings or recordings required by the General Corporation Law of the State of Delaware (the “DGCL”) in connection with the First Merger and (ii) immediately following the filing of the First Certificate of Merger, Merger Sub II shall file a certificate of merger (the “Second Certificate of Merger”) with the Delaware Secretary of State and make all other filings or recordings required by the DGCL and Limited Liability Company Act of the State of Delaware (the “DLLCA”) in connection with the Second Merger. The First Merger shall become effective at such time (the “First Effective Time”) as the First Certificate of Merger is duly filed with the Delaware Secretary of State (or at such later time as Parent and the Company shall agree and is specified in the First Certificate of Merger) and the Second Merger shall become effective at such time (the “Second Effective Time”) as the Second Certificate of Merger is duly filed with the Delaware Secretary of State (or at such later time as Parent and the Company shall agree and is specified in the Second Certificate of Merger, but in any event immediately following the First Effective Time).

(b)            (i) At the First Effective Time, Merger Sub I shall be merged with and into the Company in accordance with the DGCL (the “First Merger”), whereupon the separate existence of Merger Sub I shall cease and the Company shall be the surviving corporation (the “First Surviving Corporation”), such that immediately following the First Merger, the First Surviving Corporation shall be a wholly owned direct subsidiary of Bidco and (ii) immediately following the First Merger, and as part of the same plan, at the Second Effective Time, the First Surviving Corporation shall be merged with and into Merger Sub II in accordance with the DGCL and DLLCA (the “Second Merger” and, together with the First Merger, the “Mergers”), whereupon the separate existence of the First Surviving Corporation shall cease and Merger Sub II shall be the surviving company (the “Surviving Company”), such that immediately following the Second Merger, the Surviving Company shall be a wholly owned direct subsidiary of Bidco.

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(c)            (i) From and after the First Effective Time, the First Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub I, all as provided under the DGCL and (ii) from and after the Second Effective Time, the Surviving Company shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the First Surviving Corporation and Merger Sub II, all as provided under the DGCL and DLLCA.

Section 2.03      Conversion and Cancellation of Shares in the First Merger. At the First Effective Time, by virtue of the First Merger and without any action on the part of Parent, Bidco, either Merger Sub, the Company or any holder of Company Common Stock, the common stock of Merger Sub I or limited liability interests in Merger Sub II:

(a)            other than shares of Company Common Stock to be cancelled pursuant to Section 2.03(b) and Dissenting Shares (such shares together with the shares of Company Common Stock to be cancelled pursuant to Section 2.03(b), collectively, the “Excluded Shares”), each share of Company Common Stock outstanding immediately prior to the First Effective Time shall be converted into the right to receive the following consideration and, immediately following such conversion, shall be automatically cancelled and cease to exist (the “Cancellation”):

(i)            each share of Company Common Stock with respect to which an election to receive stock consideration (a “Stock Election”) has been effectively made and not revoked or lost pursuant to Section 2.05 (each, a “Stock Electing Company Share”) and each Non-Electing Company Share shall be converted into the right to receive a number of Parent ADSs (the “Stock Election Consideration”) equal to (A) 1.0619 (the “Exchange Ratio”) plus (B) the quotient (rounded to four decimal places) of $11.00 (the “Per Share Cash Amount”) and the Parent ADS Price, subject to Section 2.10 with respect to fractional Parent ADSs; provided, however, that if the product of (i) the sum of the total number of Stock Electing Company Shares and Non-Electing Company Shares and (ii) the Stock Election Consideration (such product being the “Stock Election Amount”) exceeds the product of the Exchange Ratio and the total number of shares of Company Common Stock (other than Excluded Shares) issued and outstanding immediately prior to the First Effective Time (the “Available Stock Election Amount”), then each Stock Electing Company Share and each Non-Electing Company Share shall be converted into the right to receive (x) a number of Parent ADSs (the “Prorated Stock Amount”) equal to the product (rounded to four decimal places) of (1) the Stock Election Consideration and (2) a fraction, the numerator of which shall be the Available Stock Election Amount and the denominator of which shall be the Stock Election Amount, subject to Section 2.10 with respect to fractional Parent ADSs and (y) an amount of cash (without interest) in USD (rounded down to the nearest cent) equal to the product of (1) (A) the Stock Election Consideration minus (B) the Prorated Stock Amount and (2) the Parent ADS Price; and

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(ii)            each share of Company Common Stock with respect to which an election to receive cash consideration (a “Cash Election”) has been effectively made and not revoked or lost pursuant to Section 2.05 (each, a “Cash Electing Company Share”) shall be converted into the right to receive in cash, without interest, an amount in USD (rounded down to the nearest cent) (the “Cash Election Consideration”) equal to the sum of (A) the Per Share Cash Amount plus (B) the product of the Exchange Ratio and the Parent ADS Price; provided, however, that if the product of the number of Cash Electing Company Shares and the Cash Election Consideration (such product being the “Cash Election Amount”) exceeds the product of the Per Share Cash Amount and the total number of shares of Company Common Stock (other than Excluded Shares) issued and outstanding immediately prior to the First Effective Time (the “Available Cash Election Amount”), then each Cash Electing Company Share shall be converted into a right to receive (x) an amount of cash in USD (rounded down to the nearest cent) (the “Prorated Cash Amount”) without interest equal to the product of (1) the Cash Election Consideration and (2) a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount and (y) a number of Parent ADSs equal to the quotient (rounded to four decimal places) of (1) (A) the Cash Election Consideration minus (B) the Prorated Cash Amount and (2) the Parent ADS Price, subject to Section 2.10 with respect to fractional Parent ADSs;

(b)            each share of Company Common Stock held by the Company as treasury stock or owned by Parent, Bidco or either Merger Sub immediately prior to the First Effective Time (other than any such shares owned by Parent, Bidco or either Merger Sub in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account) shall be cancelled and shall cease to exist, and no consideration shall be paid with respect thereto;

(c)            each share of common stock of Merger Sub I, par value $0.01 per share, issued and outstanding immediately prior to the First Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the First Surviving Corporation; and

(d)            all outstanding shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and (i) each share of Company Common Stock that was, immediately prior to the First Effective Time, represented by a certificate (each, a “Certificate”) and (ii) each uncertificated share of Company Common Stock that, immediately prior to the First Effective Time, was registered to a holder on the stock transfer books of the Company (an “Uncertificated Share”) shall (in each case, other than with respect to Excluded Shares) thereafter represent only the right to receive the Merger Consideration, any dividends or other distributions pursuant to Section 2.06(f) and any cash in lieu of any fractional Parent ADSs pursuant to Section 2.10, in each case to be issued or paid in accordance with Section 2.05, without interest, as applicable.

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Section 2.04      Conversion of Shares in the Second Merger. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Parent, Bidco, either Merger Sub, the Company or any holder of common stock of the First Surviving Corporation or limited liability interests in Merger Sub II, (i) each limited liability company interest of Merger Sub II issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a limited liability company interest of the Surviving Company and shall not be affected by the Second Merger and (ii) each share of common stock of the First Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be cancelled and shall cease to exist, and no consideration shall be paid with respect thereto, such that, immediately following the Second Merger, the Surviving Company shall be a direct wholly owned subsidiary of Bidco.

Section 2.05      Election Procedures. (a) Each Person who is a record holder of shares of Company Common Stock (other than Excluded Shares) as of immediately prior to the First Effective Time shall be entitled to specify the number of such holder’s shares of Company Common Stock with respect to which such holder makes a Cash Election or a Stock Election in accordance with (and subject to) this Section 2.05.

(b)            Parent shall prepare and file as an exhibit to the Form F-4 a form of election in form and substance reasonably acceptable to the Company (the “Form of Election”). At least twenty (20) Business Days prior to the anticipated First Effective Time (the “Mailing Date”), Parent shall instruct the Exchange Agent to mail the Form of Election with the Proxy Statement/Prospectus to all Persons who are record holders of shares of Company Common Stock as of five (5) Business Days prior to the Mailing Date. The Form of Election shall be used by each record holder of shares of Company Common Stock (or, in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to make a Cash Election or a Stock Election. In the event that a holder fails to make a Cash Election or a Stock Election with respect to shares of Company Common Stock held or beneficially owned by such holder by the Election Deadline, then such holder shall be deemed to have made a Stock Election with respect to such shares (each such share, a “Non-Electing Company Share”). During the period from the mailing of the Form of Election and the Election Deadline, Parent shall use its reasonable best efforts to make the Form of Election available to all Persons who become at or prior to the Election Deadline (or who are expected to become at or prior to the Election Deadline) record holders of shares of Company Common Stock.

(c)            Any holder’s election shall have been properly made only if the Exchange Agent shall have received at its designated office by 5:00 p.m., New York City time, on the date that is three (3) Business Days preceding the Closing Date (the “Election Deadline”), a Form of Election properly completed and signed and accompanied by any additional documents required by the procedures set forth in the Form of Election. After a Cash Election or a Stock Election is validly made with respect to any shares of Company Common Stock (but, for the avoidance of doubt, excluding any Non-Electing Company Shares), no further registration of transfers of such shares shall be made on the stock transfer books of the Company, unless and until such Cash Election or Stock Election is properly revoked pursuant to Section 2.05(e) and any procedures set forth in the Form of Election.

(d)            Parent and the Company shall publicly announce the anticipated Election Deadline at least five (5) Business Days prior to the anticipated Election Deadline. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

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(e)            Any Cash Election or Stock Election may be revoked with respect to all or a portion of the shares of Company Common Stock subject thereto by the holder who submitted the applicable Form of Election by written notice received by the Exchange Agent prior to the Election Deadline. In addition, all Cash Elections and Stock Elections shall automatically be revoked if this Agreement is terminated in accordance with Article X. If a Cash Election or Stock Election is revoked, the shares of Company Common Stock as to which such election previously applied shall be treated as Stock Electing Shares in accordance with Section 2.05(a) unless a new election is submitted by the holder within the period during which elections are permitted to be made pursuant to Section 2.05(d).

(f)            The determination of the Exchange Agent (or the reasonable determination of Parent, in the event that the Exchange Agent declines to make any such determination) shall be conclusive and binding as to whether or not Cash Elections and/or Stock Elections shall have been properly made or revoked pursuant to this Section 2.05 and as to when Cash Elections, Stock Elections and/or revocations were received by the Exchange Agent. The Exchange Agent (or Parent, acting reasonably, in the event that the Exchange Agent declines to make the following computation) shall also make all computations contemplated by Section 2.03(a), and absent manifest error this computation shall be conclusive and binding. The Exchange Agent may, with the written agreement of Parent (subject in each case to the consent of the Company, which shall not be unreasonably withheld, delayed or conditioned), make any rules as are consistent with this Section 2.05 for the implementation of the Cash Elections and Stock Elections provided for in this Agreement as shall be necessary or desirable to effect these Cash Elections and Stock Elections.

(g)           Without limitation of Section 8.03, each of Parent and the Company shall solicit Cash Elections and Stock Elections under this Agreement in compliance with, and shall make any and all filings that are necessary or advisable under, all applicable rules and regulations of the SEC.

Section 2.06            Surrender and Payment.

(a)            Prior to the First Effective Time, Parent and Bidco shall appoint a commercial bank or trust company reasonably acceptable to the Company (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent reasonably acceptable to the Company (the “Exchange Agent Agreement”) for the purpose of exchanging (i) Certificates or (ii) Uncertificated Shares for the Merger Consideration payable in respect of the shares of Company Common Stock. As of the First Effective Time, in consideration of and in exchange for the issuance to Parent by Bidco of ninety-five (95) shares of common stock of Bidco and the Cancellation, Parent shall (i) allot American depositary receipts evidencing (or evidence of Parent ADSs in book-entry form representing) the Parent ADSs issuable pursuant to Section 2.03(a), (ii) pay the cash amount payable pursuant to Section 2.03(a) in accordance with the terms of Section 2.03(a) and the following provisions of this Section 2.06(a) and (iii) cause the payment of any Vested Option Consideration or Vested Award Consideration (as applicable) in accordance with the terms of Section 2.08. As of the First Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Section 2.06 through the Exchange Agent, (x) American depositary receipts evidencing (or evidence of Parent ADSs in book-entry form representing) the Parent ADSs issuable pursuant to Section 2.03(a) in exchange for outstanding shares of Company Common Stock and (y) cash sufficient to pay the aggregate cash amount payable pursuant to Section 2.03(a). Parent agrees to make available, directly or indirectly, to the Exchange Agent from time to time as needed additional cash sufficient to pay any dividends or other distributions to which such holders are entitled pursuant to Section 2.06(f) and cash in lieu of any fractional Parent ADSs to which such holder is entitled pursuant to Section 2.10, as applicable. Promptly after the First Effective Time (and in no event more than two Business Days following the Closing Date), Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Common Stock as of immediately prior to the First Effective Time a letter of transmittal and instructions (which shall be in a form reasonably acceptable to the Company and substantially finalized prior to the First Effective Time and which shall specify that delivery shall be effected, and risk of loss and title shall pass, only on proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange. All certificates (or evidence of Parent ADSs in book-entry form) and cash deposited with the Exchange Agent pursuant to this Section 2.06 shall be referred to in this Agreement as the “Exchange Fund”. Parent shall cause, or shall procure that Bidco cause, the Exchange Agent to deliver the Merger Consideration contemplated to be issued or paid pursuant to this Article II out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent or Bidco; provided, that such cash shall only be invested in the manner provided in the Exchange Agent Agreement; provided, further, that no such investment or losses thereon shall affect the Merger Consideration payable to holders of Company Common Stock entitled to receive such consideration or cash in lieu of fractional interests and, to the extent necessary to pay the Merger Consideration, Parent shall promptly cause, or shall procure that Bidco cause, to be provided additional funds to the Exchange Agent for the benefit of holders of Company Common Stock entitled to receive such consideration in the amount of any such losses. Any interest and other income resulting from such investments shall be the property of, and paid to, Parent on termination of the Exchange Fund.

(b)            Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, on (i) surrender to the Exchange Agent of a Certificate, together with a properly completed and duly executed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, (A) the Merger Consideration in respect of each share of the Company Common Stock represented by such Certificate or Uncertificated Share and (B) cash in lieu of any fractional Parent ADSs and any dividends and distributions as contemplated by Section 2.06(f) and Section 2.10, as applicable. The Parent ADSs constituting any of the Merger Consideration, at Parent’s option, shall be in uncertificated book-entry form, unless a physical American depository receipt evidencing such Parent ADSs is required under Applicable Law.

(c)            If any portion of the Merger Consideration (or cash in lieu of any fractional Parent ADSs or any dividends and distributions as contemplated by Section 2.06(f) and Section 2.10, as applicable) is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any stamp duty, stamp duty reserve tax, transfer or similar Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such stamp duty, stamp duty reserve tax, transfer or similar Taxes have been paid or are not payable.

(d)            From and after the First Effective Time, there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. If, after the First Effective Time, Certificates or Uncertificated Shares are presented to Parent, the First Surviving Corporation, the Surviving Company or the Exchange Agent for any reason, they shall be cancelled and exchanged for the Merger Consideration (and cash in lieu of any fractional Parent ADSs and any dividends and distributions as contemplated by Section 2.06(f) and Section 2.10, as applicable) with respect thereto in accordance with the procedures set forth in, or as otherwise contemplated by, this Article II (including this Section 2.06).

(e)            Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Company Common Stock 12 months following the Closing Date shall be delivered to Parent or as otherwise instructed by Parent, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 2.05 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration (and cash in lieu of any fractional Parent ADSs and any dividends and distributions as contemplated by Section 2.06(f) and Section 2.10, as applicable), without any interest thereon. Notwithstanding the foregoing, Parent and its Subsidiaries (including Bidco, the Surviving Company and its Subsidiaries) shall not be liable to any holder of shares of Company Common Stock for any amounts properly paid to a public official in compliance with applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f)             Following the surrender of any Certificates, along with the delivery of a properly completed and duly executed letter of transmittal, or the transfer of any Uncertificated Shares, in each case as provided in this Section 2.06, Parent shall pay, or cause to be paid, without interest, to the Person in whose name the Parent ADSs constituting all or part of the Merger Consideration have been registered, (i) in connection with the payment of the Merger Consideration, (x) the amount of any cash payable in lieu of fractional amounts of Parent ADSs to which such Person is entitled pursuant to Section 2.10, and (y) the aggregate amount of all dividends or other distributions payable with respect to such Parent ADSs, with a record date on or after the First Effective Time that were paid prior to the time of such surrender or transfer, and (ii) at the appropriate payment date after the payment of the Merger Consideration, the amount of all dividends or other distributions payable with respect to whole Parent ADSs constituting all or part of the Merger Consideration with a record date on or after the First Effective Time and prior to the time of such surrender or transfer and with a payment date subsequent to the time of such surrender or transfer. No dividends or other distributions with respect to Parent ADSs constituting all or part of the Merger Consideration, and no cash payment in lieu of fractional shares pursuant to Section 2.10, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates are surrendered and the holder thereof delivers a properly completed and duly executed letter of transmittal or such Uncertificated Shares are transferred, as the case may be, as provided in this Section 2.06.

Section 2.07            Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the First Effective Time and that are held by a stockholder who is entitled to demand, and properly demands, appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (such stockholders, the “Dissenting Stockholders” and, such shares of Company Common Stock, the “Dissenting Shares”), shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead such holder shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL (and, at the First Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively waived, withdrawn or lost rights to appraisal under the DGCL. If any Dissenting Stockholders shall have failed to perfect or shall have effectively waived, withdrawn or lost such rights, the Dissenting Shares held by such Dissenting Stockholder shall thereupon be deemed to have been converted into, as of the First Effective Time, and shall thereafter represent only the right to receive, the Merger Consideration as provided in Section 2.03(a)(i) (for the avoidance of doubt, as if each such Dissenting Share were a Non-Electing Company Share) and cash in lieu of any fractional Parent ADSs and any dividends and distributions as contemplated by Section 2.06(f) and Section 2.10, without interest, and immediately following such cancellation shall be automatically cancelled and cease to exist. The Company shall give Parent prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal in accordance with the provisions of Section 262 of the DGCL, and shall give Parent the opportunity to participate in all negotiations and proceedings with respect to all such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, settle or offer or agree to settle any such demands. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.05 to pay for shares of Company Common Stock for which appraisal rights have been perfected shall be returned to Parent (or to Bidco if Parent so directs) on demand.

Section 2.08            Company Equity Awards.

(a)            Company Stock Options. Each compensatory option to purchase shares of Company Common Stock granted under any Company Stock Plan that is outstanding and unexercised immediately prior to the First Effective Time (each, a “Company Stock Option”) shall be treated as set forth in this Section 2.08(a).

(i)            At the First Effective Time, each Company Stock Option that is then vested and exercisable shall, by virtue of the First Merger and without further action on the part of the holder thereof, be cancelled in consideration for the right to receive, within ten Business Days following the First Effective Time, an amount (the “Vested Option Consideration”) in cash equal to the product of (x) the excess of (1) the sum of (A) the Per Share Cash Amount and (B) the product of the Exchange Ratio and the Parent ADS Price (the “Vested Award Consideration”), over (2) the exercise price per share of Company Common Stock subject to such Company Stock Option and (y) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the First Effective Time, without interest and less applicable withholding Taxes.

(ii)           At the First Effective Time, each Company Stock Option that is not covered by Section 2.08(a)(i) shall be assumed by Parent and shall be converted into a stock option award (each, an “Assumed Option”) with respect to a number of Parent ADSs equal to the number of shares of Company Common Stock underlying the Company Stock Option multiplied by the Equity Award Exchange Ratio, rounded down to the nearest whole number of Parent ADSs. The exercise price per Parent ADS applicable to each Assumed Option shall be equal to (A) the exercise price per share of Company Common Stock applicable to the corresponding Company Stock Option as of immediately prior to the First Effective Time divided by (ii) the Equity Award Exchange Ratio, rounded up to the nearest whole cent. Each Assumed Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company Stock Option immediately prior to the First Effective Time (including any terms and conditions relating to accelerated vesting on a qualified termination of the holder’s employment in connection with or following the Merger). Notwithstanding anything to the contrary herein, the number of Parent ADSs and the exercise price per Parent ADSs applicable to Assumed Options will be determined in a manner consistent with the requirements of Sections 409A of the Code and, to the extent applicable, Section 424 of the Code.

(b)            Company Restricted Stock Units. Each restricted stock unit award with respect to shares of Company Common Stock that is outstanding immediately prior to the First Effective Time under any Company Stock Plan that vests solely based on the passage of time (each, a “Company RSU Award”) shall be treated as set forth in this Section 2.08(b).

(i)            At the First Effective Time, each Company RSU Award that is vested shall, by virtue of the First Merger and without further action on the part of the holder thereof, be cancelled in consideration for the right to receive, within ten Business Days following the First Effective Time, in respect of each share of Company Common Stock subject to such Company RSU Award immediately prior to the First Effective Time, the Vested Award Consideration, without interest and less applicable withholding Taxes.

(ii)            At the First Effective Time, each Company RSU Award that is not covered by Section 2.08(b)(i) shall be assumed by Parent and shall be converted into a restricted unit award (each, an “Assumed RSU Award”) that settles in a number of Parent ADSs equal to the number of shares of Company Common Stock underlying the Company RSU Award (or portion thereof) multiplied by the Equity Award Exchange Ratio, rounded down to the nearest whole number of shares. Each Assumed RSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company RSU Award immediately prior to the First Effective Time (including any terms and conditions relating to accelerated vesting on a qualified termination of the holder’s employment in connection with or following the Merger).

(c)            Company Performance-Based Restricted Stock Units. At the First Effective Time, each restricted stock unit award with respect to shares of Company Common Stock outstanding immediately prior to the First Effective Time under any Company Stock Plan that vests based on the achievement of a combination of time- and performance-based vesting conditions (each, a “Company PSU Award”) shall, by virtue of the First Merger and without further action on the part of the holder thereof, be assumed by Parent and, except as otherwise provided in Section 6.01(b) of the Company Disclosure Schedule, converted into a restricted unit award (each, an “Assumed PSU Award”) that settles, subject to the achievement of the applicable time-based vesting conditions, in a number of Parent ADSs equal to the product of (x) the number of shares of Company Common Stock underlying the Company PSU Award (with such number of shares determined by deeming the applicable performance goals to be achieved at the greater of (i) the target level and (ii) the actual level of achievement through the latest practicable date prior to the First Effective Time as determined by the Board of Directors of the Company prior to the First Effective Time), multiplied by (y) the Equity Award Exchange Ratio, rounded down to the nearest whole number of shares. Each Assumed PSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company PSU Award (other than performance-based vesting conditions) immediately prior to the First Effective Time (including any terms and conditions relating to accelerated vesting on a qualified termination of the holder’s employment in connection with or following the Merger).

(d)            Company Director Deferred Share Equivalents. At the First Effective Time, each director deferred share equivalent award with respect to shares of Company Common Stock outstanding immediately prior to the First Effective Time under any Company Stock Plan (each, a “Company DSE Award”) shall, by virtue of the First Merger and without further action on the part of the holder thereof, be cancelled in consideration for the right to receive, within ten Business Days following the First Effective Time, in respect of each share of Company Common Stock subject to such Company DSE Award immediately prior to the First Effective Time, the Vested Award Consideration, without interest and less applicable withholding Taxes.

(e)            Section 409A. Notwithstanding anything in this Section 2.08 to the contrary, with respect to any Company Equity Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be treated as contemplated by this Section 2.08 at the First Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Stock Plan and applicable award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(f)            Reservation of Shares. Not later than five Business Days following the Closing Date, Parent shall file a registration statement on Form S-8 (or any successor form) or, if required, Form F-3 (or any successor form), with respect to the issuance of the Parent ADSs subject to the Assumed Options, the Assumed RSU Awards and the Assumed PSU Awards and shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Assumed Options, the Assumed RSU Awards and/or the Assumed PSU Awards remain outstanding.

(g)            Board Actions. Prior to the First Effective Time, the Board of Directors of the Company and the Board of Directors of Parent (and/or the Remuneration Committee of the Board of Directors of Parent) shall adopt such resolutions and take such other actions as are necessary to give effect to the transactions contemplated by this Section 2.08.

(h)            Company ESPP. As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Company ESPP) shall adopt such resolutions or take such other actions as may be required so that (i) participation in the Company ESPP shall be limited to those employees who are participants on the date of this Agreement, (ii) participants may not increase their payroll deduction elections or rate of contributions from those in effect on the date of this Agreement or make any separate non-payroll contributions to the Company ESPP on or following the date of this Agreement, (iii) no offering period shall be commenced after March 31, 2022 (with any such offering period lasting for a period of no longer than one (1) month), and (iv) the Company ESPP shall terminate, effective on the earlier of the last purchase date with respect to any offering period under the Company ESPP that commenced in March 2022 and the fifth trading day before the First Effective Time, but subsequent to the exercise of purchase rights on such purchase date (in accordance with the terms of the Company ESPP).

Section 2.09            Adjustments. Without limiting or affecting any of the provisions of Section 6.01 or Section 7.01, if, during the period between the date of this Agreement and the First Effective Time, any change in the outstanding Parent Ordinary Shares or the outstanding shares of capital stock of the Company shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, offer (as defined in the U.K. Code), combination, scheme, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend or distribution thereon with a record date during such period, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to provide the holders of shares of Company Common Stock and/or Company Equity Awards with the same economic effect as contemplated by this Agreement prior to such event.

Section 2.10            Fractional ADSs. Notwithstanding anything in this Agreement to the contrary, no fractional Parent ADSs shall be issued in the First Merger. Each holder of shares of Company Common Stock who would otherwise have been entitled to receive as a result of the First Merger a fraction of a Parent ADS (after aggregating all shares represented by the Certificates and Uncertificated Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount in USD (rounded down to the nearest cent) representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all such holders of fractional Parent ADSs that would otherwise be issued.

Section 2.11            Withholding Rights. Each of the Exchange Agent, Parent, Bidco, the Merger Subs, the First Surviving Corporation, the Surviving Company, and the Company shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under any provision of federal, state, local or non-U.S. Tax law. To the extent amounts so deducted and withheld are timely paid over to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the deduction and withholding were made.

Section 2.12            Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, on the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Company or the Exchange Agent, the posting by such Person of a customary bond issued for lost, stolen or destroyed stock certificates, in such reasonable amount as the Surviving Company or the Exchange Agent may direct, as indemnity against any claim that may be made against the Surviving Company or the Exchange Agent, with respect to such Certificate, the Exchange Agent shall, if such holder has otherwise delivered a properly completed and duly executed letter of transmittal, issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate, as contemplated by this Article II (including Section 2.06).

Section 2.13            Establishment of ADR Facility. Parent shall cause a sponsored American depositary receipt (“ADR”) facility (the “ADR Facility”) to be established with a reputable national bank acceptable to the Company (which acceptance shall not be unreasonably withheld, delayed or conditioned) (the “ADS Depository”) for the purpose of issuing the Parent ADSs issuable pursuant to this Agreement. In furtherance of the foregoing, Parent shall (i) enter into a customary deposit agreement (the “Deposit Agreement”) with the ADS Depository establishing the ADR Facility, to be effective as of the First Effective Time and (ii) cause to be filed with the SEC the Form F-6 in accordance with Section 8.03. Parent shall consider in good faith any comments of the Company on the Deposit Agreement, and shall not enter into the Deposit Agreement without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned). In any event, subject to the prior sentence and Applicable Laws, the Deposit Agreement shall (A) (i) provide that each Parent ADS under the ADR Facility shall represent and be exchangeable for five (5) Parent Ordinary Shares having the same rights as all other Parent Ordinary Shares in issue at the First Effective Time including in respect of any entitlement to dividends or other distributions declared, paid or made after the First Effective Time, (ii) include customary provisions for the voting by the ADS Depository of such Parent Ordinary Shares as instructed by the holders of the Parent ADSs, (iii) provide for the issuance of uncertificated ADRs, (iv) subject to the limitations provided for in General Instruction I.A.1 of Form F-6, provide that holders of Parent ADSs shall have the right at any time to exchange their ADSs for the underlying Parent Ordinary Shares and (v) provide that the Parent Ordinary Shares deposited by Parent with the custodian (the “Custodian”) for the ADR Facility shall be held by the Custodian for the benefit of the ADS Depository, (B) include customary provisions requiring the ADS Depository to forward voting instructions and other shareholder communications (including notices, reports and solicitation materials) to the registered holders of Parent ADSs following its receipt of such materials, (C) include customary provisions for the distribution to holders of Parent ADSs of dividends, other distributions or rights to participate in any rights offerings in each case received by the Custodian from Parent, and (D) not permit (x) except as required by Applicable Law, any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges) on holders of Parent ADSs or which would otherwise prejudice any economic, voting or other material right of holders of Parent ADSs, or (y) any termination of the Deposit Agreement by Parent or the ADS Depository, in the case of (x) and (y), on less than 30 days’ written notice to holders of Parent ADSs. The Deposit Agreement shall not provide for a right of Parent to withdraw Parent Ordinary Shares from the custody account maintained by the Custodian. Parent shall (i) pay any fees imposed by the Depositary upon holders of Parent ADSs in connection with the issuance of Parent ADSs in connection with the transactions contemplated by this Agreement, as applicable and (ii) cause the Parent ADSs to be eligible for settlement through DTC. The material terms of the Deposit Agreement and the Parent ADSs shall be described in the Proxy Statement/Prospectus. At or prior to the First Effective Time, Parent shall cause the ADS Depository to issue a number of Parent ADSs sufficient to constitute the non-cash portion of the Merger Consideration. The holders of Parent ADSs shall not, and Parent shall, be liable for any UK stamp duty or UK stamp duty reserve Tax or other UK transfer, issuance or similar Tax arising on the issuance of the Parent ADSs by the ADS Depository in connection with the Mergers (or on the issuance of ADRs in respect of the Parent ADSs or on the issuance or delivery of the Parent Ordinary Shares to the Custodian or the ADS Depository, in each case, in connection with the Mergers).

Section 2.14           Further Assurances. At and after the Second Effective Time, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of the Company, any of its Subsidiaries or either Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, any of its Subsidiaries or either Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of the Company or the First Surviving Corporation acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Mergers.

Article III
Organizational Documents; Directors and Officers

Section 3.01           Organizational Documents. Subject to Section 7.04, (a) the certificate of incorporation and bylaws of Merger Sub I, as in effect immediately prior to the First Effective Time, shall be the certificate of incorporation and bylaws, respectively, of the First Surviving Corporation from and after the First Effective Time until thereafter amended as provided therein or by Applicable Law and (b) the certificate of formation and limited liability company agreement of Merger Sub II, as in effect immediately prior to the Second Effective Time, shall be the certificate of formation and limited liability company agreement, respectively, of the Surviving Company from and after the Second Effective Time until thereafter amended as provided therein or by Applicable Law.

Section 3.02           Directors and Officers. (a) From and after the First Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Sub I immediately prior to the First Effective Time shall be the directors of the First Surviving Corporation and (ii) the officers of the Company immediately prior to the First Effective Time shall be the officers of the First Surviving Corporation and (b) from and after the Second Effective Time, (i) the directors and officers of the First Surviving Corporation immediately prior to the Second Effective Time shall cease to be such directors and officers, respectively, and (ii) the Surviving Company shall be managed by its sole member.

Article IV
Representations and Warranties of the Company

Subject to Section 11.05, except (a) as disclosed in any Company SEC Document filed or furnished and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System since January 1, 2020 and prior to the date that was three Business Days prior to the date of this Agreement or (b) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01           Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority required to own or lease all of its properties or assets and to carry on its business as now conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement (the “Company Organizational Documents”).

Section 4.02           Corporate Authorization.

(a)            The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement are within the corporate powers and authority of the Company and, except for the Company Stockholder Approval, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock adopting this Agreement is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Mergers (the “Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent, Bidco and each Merger Sub) constitutes a valid, legal and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject to general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity (collectively, the “Bankruptcy and Equity Exceptions”)).

(b)            At a meeting duly called and held, the Board of Directors of the Company unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of the Company and its stockholders, (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby (including the Mergers), (iii) directing that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s stockholders, and (iv) recommending adoption of this Agreement by the Company’s stockholders (such recommendation, the “Company Board Recommendation”). Except as permitted by Section 6.02, the Board of Directors of the Company has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.

Section 4.03           Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with and Filings under any applicable Antitrust Laws of any non-U.S. jurisdictions (collectively, “Foreign Antitrust Laws”), (d) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws or pursuant to the rules of the New York Stock Exchange (the “NYSE”), and (e) any other actions, Consents or Filings the absence of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.04           Non-contravention. Assuming compliance with the matters referred to in Section 4.03 and receipt of the Company Stockholder Approval, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of Company Organizational Documents, (b) contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (c) require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any provision of any Contract binding on the Company or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, except, in the case of each of clauses (b) through (d), as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.05           Capitalization.

(a)            The authorized capital stock of the Company consists of (i) 2,000,000,000 shares of Company Common Stock and (ii) 200,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of the close of business on December 8, 2021, there were (A) 148,996,399 issued shares of Company Common Stock, with 121,159,960 shares outstanding of Company Common Stock and 27,836,439 shares held in treasury, (B) no shares of Company Preferred Stock were issued, (C) Company Stock Options to purchase an aggregate of 1,155,124 shares of Company Common Stock were outstanding, (D) 663,286 shares of Company Common Stock were subject to outstanding Company RSU Awards, (E) 182,668 shares of Company Common Stock were subject to outstanding Company PSU Awards, determined assuming target performance levels were achieved and 401,870 shares of Company Common Stock were subject to outstanding Company PSU Awards, determined assuming maximum performance levels were achieved, (F) 26,381 shares of Company Common Stock were subject to outstanding Company DSE Awards and (G) (1) up to 4,040,067 additional shares of Company Common Stock could be issued pursuant to the Company Stock Plans and (2) 744,399 additional shares of Company Common Stock were reserved for issuance under the Company ESPP. Except as set forth in this Section 4.05(a), as of the close of business on December 8, 2021, there are no issued, reserved for issuance or outstanding Equity Securities of the Company.

(b)            All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Stock Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. No Subsidiary of the Company owns any shares of capital stock of the Company (other than any such shares owned by Subsidiaries of the Company in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account). There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company have the right to vote. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of the Company. Neither the Company nor any of its Subsidiaries is a party to any agreement with respect to the voting of any Equity Securities of the Company.

Section 4.06           Subsidiaries.

(a)            Each Subsidiary of the Company is a corporation or other entity duly incorporated or organized, validly existing and in good standing (except to the extent such concept is not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) under the laws of its jurisdiction of incorporation, formation or organization and has all corporate or other organizational powers and authority, as applicable, required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those jurisdictions where failure to be so duly incorporated or organized, validly existing and in good standing or to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            All of the issued and outstanding shares of capital stock or other Equity Securities of each Subsidiary of the Company have been validly issued and are fully paid and nonassessable (except to the extent such concepts are not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) and are owned by the Company, directly or indirectly, free and clear of any Lien (other than any restrictions imposed by Applicable Law) and free of preemptive rights, rights of first refusal, subscription rights or similar rights of any Person and transfer restrictions (other than transfer restrictions under Applicable Law or under the organizational documents of such Subsidiary). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of any Subsidiary of the Company. Except for the capital stock or other Equity Securities of its Subsidiaries and publicly traded securities held for investment that do not exceed five percent of the outstanding securities of any entity, the Company does not own, directly or indirectly, any capital stock or other Equity Securities of any Person.

Section 4.07            SEC Filings and the Sarbanes-Oxley Act.

(a)            The Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2019 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”). No Subsidiary of the Company is required to file or furnish any report, schedule, form, statement, prospectus, registration statement or other document with the SEC.

(b)            As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), the Company SEC Documents filed or furnished prior to the date of this Agreement complied, and each Company SEC Document filed or furnished subsequent to the date of this Agreement (assuming, in the case of the Proxy Statement/Prospectus, that the representations and warranties set forth in Section 5.09 are true and correct) will comply, in all material respects with the applicable requirements of the NYSE, the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be.

(c)            As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Company SEC Document filed or furnished prior to the date of this Agreement did not, and each Company SEC Document filed or furnished subsequent to the date of this Agreement (assuming, in the case of the Proxy Statement/Prospectus, that the representations and warranties set forth in Section 5.09 are true and correct) will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d)            Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, and as of the date of such amendment or supplement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in any material respect.

(e)            As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to any of the Company SEC Documents, and, to the knowledge of the Company, none of the Company SEC Documents are subject to ongoing SEC review.

(f)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company is, and since January 1, 2019 has been, in compliance with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(g)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company currently maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act) that are designed to provide reasonable assurance that all information required to be disclosed in the Company’s reports filed under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the 1934 Act with respect to such reports. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(h)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company currently maintains a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) (“internal controls”) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP, and the Company’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Board of Directors of the Company (i) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

(i)            Since January 1, 2019, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE.

Section 4.08            Financial Statements and Financial Matters.

(a)            The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents (or, if any such Company SEC Document is amended or superseded by a filing prior to the date of this Agreement, such amended or superseding Company SEC Document) present fairly in all material respects, in conformity with GAAP applied on a consistent basis during the periods presented (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in each case, to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements).

(b)            From January 1, 2019 to the date of this Agreement, the Company has not received written notice from the SEC or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Authority.

Section 4.09            Disclosure Documents.

(a)            The information relating to the Company and its Subsidiaries that is provided in writing by the Company, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Form F-4 or the Proxy Statement/Prospectus will not (i) in the case of the Form F-4, at the time the Form F-4 or any amendment or supplement thereto becomes effective and at the time of the Company Stockholder Meeting or (ii) in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)            The information relating to the Company and its Subsidiaries that is provided in writing by the Company, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Parent Circular will not, at the time the Parent Circular or any amendment or supplement thereto is approved by the FCA, at the time the Parent Circular or any amendment or supplement thereto is first mailed to the shareholders of Parent and at the time of the Parent Shareholder Meeting, contain any information or any expression of opinion, belief, expectation or intention which is untrue or inaccurate or omit a fact, the omission of which renders any information or expression in the Parent Circular inaccurate or misleading.

(c)             The information relating to the Company and its Subsidiaries that is provided in writing by the Company, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Parent Prospectus will not, at the time the Parent Prospectus or any amendment or supplement thereto is approved by the FCA, at the time the Parent Prospectus or any amendment or supplement thereto is made available to the public in accordance with the Prospectus Regulation Rules and at the time the Parent Shares Admission becomes effective, contain any information or any expression of opinion, belief, expectation or intention which is untrue or inaccurate or omit a fact, the omission of which renders any information or expression in the Parent Prospectus inaccurate or misleading.

(d)            Notwithstanding the foregoing provisions of this Section 4.09, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Form F-4, the Proxy Statement/Prospectus, the Parent Prospectus or the Parent Circular that were not supplied by or on behalf of the Company.

Section 4.10      Absence of Certain Changes.

(a)            (i) Since the Company Balance Sheet Date through the date of this Agreement, except in connection with or related to the process in connection with which the Company and its Representatives discussed and negotiated this Agreement and the transactions contemplated hereby, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business and (ii) since the Company Balance Sheet Date, there has not been any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            Since the Company Balance Sheet Date through the date of this Agreement, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the First Effective Time without Parent’s consent, would constitute a breach of Section 6.01(b) (excluding Section 6.01(b)(viii) but including Section 6.01(b)(viii) with respect to Contracts of the types set forth in Section 4.15(a)(xi)).

Section 4.11      No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that would be required by GAAP to be reflected on the consolidated balance sheet of the Company and its Subsidiaries, other than (a) liabilities or obligations disclosed or provided for in the Company Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date, (c) liabilities arising in connection with the transactions contemplated hereby or in connection with obligations under Contracts binding on the Company or any of its Subsidiaries (except to the extent such liabilities arose or resulted from a breach or a default of such Contract) or (d) other liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, there are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the 1933 Act (“Regulation S-K”) that have not been so described in the Company SEC Documents.

Section 4.12      Litigation. There is no claim, action, proceeding or suit or, to the knowledge of the Company, investigation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, any present or, to the knowledge of the Company, former officers, directors or employees of the Company or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of the Company or any of its Subsidiaries, before (or, in the case of threatened claims, actions, suits, investigations or proceedings, that would be before) any Governmental Authority, that, individually or in the aggregate, (a) has had or would reasonably be expected to have a Company Material Adverse Effect or (b) would reasonably be expected to prevent the Company from performing its obligations under this Agreement to consummate the Mergers; provided, that to the extent any such representations or warranties in the foregoing clauses (a) and (b) pertain to claims, actions, proceedings, suits or investigations that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof. There is (in the case of clause (ii), as of the date of this Agreement) no Order outstanding against the Company, any of its Subsidiaries, any present or, to the knowledge of the Company, former officers, directors or employees of the Company or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of any of the Company or any of its Subsidiaries or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, any present or, to the knowledge of the Company, former officers, directors or employees of the Company in their respective capacities as such, or any of the respective properties or assets of any of the Company or any of its Subsidiaries, that, individually or in the aggregate, (i) has had or would reasonably be expected to have a Company Material Adverse Effect or (ii) would reasonably be expected to prevent the Company from performing its obligations under this Agreement to consummate the Mergers.

Section 4.13      Permits. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries hold all governmental licenses and Consents necessary for the operation of their respective businesses (the “Company Permits”). The Company and each of its Subsidiaries are, and since January 1, 2019 have been, in compliance with the terms of the Company Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no claim, action, proceeding or suit or, to the knowledge of the Company, investigation pending, or, to the knowledge of the Company, threatened that seeks the revocation, cancellation, termination, non-renewal or adverse modification of any Company Permit, except where such revocation, cancellation, termination, non-renewal or adverse modification that, individually or in the aggregate, (i) has not had and would not reasonably be expected to have a Company Material Adverse Effect or (ii) would not reasonably be expected to prevent the Company from performing its obligations under this Agreement to consummate the Mergers.

Section 4.14      Compliance with Laws. The Company and each of its Subsidiaries are, and since January 1, 2019 have been, in compliance with all Applicable Laws, except for failures to comply that, individually or in the aggregate, (i) have not had and would not reasonably be expected to have a Company Material Adverse Effect or (ii) would not reasonably be expected to prevent the Company from performing its obligations under this Agreement to consummate the Mergers.

Section 4.15      Material Contracts.

(a)            Section 4.15(a) of the Company Disclosure Schedule sets forth a list as of the date of this Agreement of each of the following Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound (each such Contract listed or required to be so listed, and each of the following Contracts to which the Company or any of its Subsidiaries becomes a party or by which it becomes bound after the date of this Agreement, a “Company Material Contract”):

(i)          any Contract or group of related Contracts that require by its or their terms the payment or delivery of cash or other consideration by or to the Company or any of its Subsidiaries in an amount having an expected value in excess of $5 million in the fiscal year ending December 31, 2021 or any fiscal year thereafter, which cannot be terminated by the Company or such Subsidiary on 60 days’ notice or less without material payment or penalty;

(ii)        each Contract providing for the acquisition or disposition of assets or securities by or from any Person or any business (or any contract providing for an option, right of first refusal or offer or similar rights with respect to any of the foregoing) (A) entered into since December 31, 2019 that involved or would reasonably be expected to involve the payment of consideration in excess of $5 million in the aggregate with respect to such Contract or series of related Contracts, or (B) that contains (or would contain, in the case of an option, right of first refusal or offer or similar rights) ongoing representations, warranties, covenants, indemnities or other obligations (including “earn-out”, contingent value rights or other contingent payment or value obligations) that would involve the receipt or making of payments or the issuance of any Equity Securities of the Company or any of its Subsidiaries, in each case having an expected value in excess of $5 million in the fiscal year ending December 31, 2020;

(iii)        any Contract between any Governmental Authority, on the one hand, and the Company or any of its Subsidiaries, on the other hand, involving or that would reasonably be expected to involve payments to or from such Governmental Authority in an amount having an expected value in excess of $5 million in the fiscal year ending December 31, 2021 or any fiscal year thereafter;

(iv)        any Contract that (A) limits or expressly purports to limit, in any material respect, the freedom of the Company or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any area or that would so limit, in any material respect, such freedom of Parent or any of its Affiliates after the First Effective Time, (B) contains or expressly purports to contain material exclusivity or “most favored nation” obligations, material rights of first refusal, material rights of first offer, material put or call rights or other similar provisions that are binding on the Company or any of its Subsidiaries or that would be so binding on Parent or any of its Affiliates after the First Effective Time or (C) limits or expressly purports to limit, in any material respect, the freedom of the Company or any of its Subsidiaries to hire or solicit any individual person for employment or that would so limit, in any material respect, the freedom of Parent or any of its Affiliates after the First Effective Time (other than, in the case of (C), Contracts with clients, franchisees or vendors entered into in the ordinary course of business);

(v)         any Contract providing for third-party indebtedness for borrowed money (including under any short-term financing facility) with respect to which the Company or any of its Subsidiaries is an obligor or guarantor that is in excess of $1 million (whether incurred, assumed, guaranteed or secured by any asset of the Company or any of its Subsidiaries) other than any Contract exclusively between or among the Company and any of its wholly owned Subsidiaries or any Contract required to be filed under Item 601(b)(4) of Regulation S-K;

(vi)        any Contract restricting the payment of dividends or the making of distributions in respect of any Equity Securities of the Company or any of its Subsidiaries or the repurchase or redemption of any Equity Securities of the Company or any of its Subsidiaries;

(vii)       any material joint venture, profit-sharing, partnership or other similar agreement;

(viii)      any lease or sublease for real or personal property for which annual rental payments made by the Company or any of its Subsidiaries are expected to be in excess of $250,000 in the fiscal year ending December 31, 2021 or any fiscal year thereafter;

(ix)         any material Contracts pursuant to which the Company or any of its Subsidiaries (A) receives or is granted any right or license (including any sublicense) to, or covenant not to be sued under, any Intellectual Property Rights (other than licenses to commercially available software, including off-the-shelf software, or other technology licensed pursuant to a non-exclusive license agreement entered into in the ordinary course of business in which the aggregate payments by the Company or any of its Subsidiaries were less than $500,000 in the fiscal year ending December 31, 2020) or (B) grants any right or license (including any sublicense) to, or covenant not to be sued under, any Company Intellectual Property (other than non-exclusive licenses granted to customers and franchisees in the ordinary course of business consistent with past practice);

(x)         any Contracts or other transactions with (A) any record or, to the knowledge of the Company, beneficial owner of five percent or more of the voting securities of the Company, or (B) any affiliate (as such term is defined in Rule 12b-2 promulgated under the 1934 Act) or “associate” (or any member of any of their “immediate family”) (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act) of any such director or beneficial owner;

(xi)        any Contract providing for the settlement of any claim, action or proceeding or threatened claim, action or proceeding (or series of related claims, actions or proceedings) which (A) will involve payments after the date of this Agreement in excess of $5 million, (B) pertains to termites and will involve payments after the date of this Agreement in excess of $250,000 or (C) will impose materially burdensome monitoring or reporting obligations to any other Person outside the ordinary course of business or material restrictions on the Company or any Subsidiary of the Company (or, following the Closing, on Parent or any Subsidiary of Parent);

(xii)       any other Contract required to be filed by the Company pursuant to Item 601(b)(9) or Item 601(b)(10) of Regulation S-K; and

(xiii)      any Collective Bargaining Agreement.

(b)            All of the Company Material Contracts are, subject to the Bankruptcy and Equity Exceptions, (i) valid and binding obligations of the Company or a Subsidiary of the Company (as the case may be) and, to the knowledge of the Company, each of the other parties thereto, and (ii) in full force and effect and enforceable in accordance with their respective terms against the Company or its Subsidiaries (as the case may be) and, to the knowledge of the Company, each of the other parties thereto (in each case except for such Company Material Contracts that are terminated after the date of this Agreement in accordance with their respective terms, other than as a result of a default or breach by the Company or any of its Subsidiaries of any of the provisions thereof), except where the failure to be valid and binding obligations and in full force and effect and enforceable has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, none of the Company nor any of its Subsidiaries and, to the knowledge of the Company, none of the other parties thereto is seeking to terminate or challenging the validity or enforceability of any Company Material Contract, except such terminations or challenges which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of the other parties thereto, has violated any provision of, or committed or failed to perform any act that (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither the Company nor any of its Subsidiaries has received written notice that it has violated or defaulted under, any Company Material Contract, except for those violations and defaults (or potential defaults) that would not have had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of each Company Material Contract as in effect as of the date hereof.

Section 4.16      Taxes. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)            All Tax Returns required by Applicable Law to be filed with any Taxing Authority by the Company or any of its Subsidiaries have been filed when due (giving effect to all extensions) in accordance with all Applicable Law, and all such Tax Returns are true, correct and complete in all respects.

(b)            Each of the Company and its Subsidiaries has paid (or has had paid on its behalf) all Taxes due and owing (whether or not shown on any Tax Return), except for Taxes being contested in good faith pursuant to appropriate procedures for which an adequate reserve has been established on the books and records of the Company or its applicable Subsidiary.

(c)            Each of the Company and its Subsidiaries has duly and timely withheld all Taxes required to be withheld, and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose.

(d)            As of the date hereof, there is no audit, claim, action, suit, proceeding or other investigation pending or, to the Company’s knowledge, threatened in writing against or with respect to the Company or its Subsidiaries in respect of Taxes.

(e)            Except for waivers and extensions in the ordinary course of business and automatic or automatically granted waivers and extensions, neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is still in effect.

(f)             During the two year period ending on the date of this Agreement, the Company was not a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to qualify for tax-free treatment under Section 355 of the Code.

(g)            There are no Liens for Taxes (other than Permitted Liens) on any of the assets of the Company or any of its Subsidiaries.

(h)            Neither the Company nor any of its Subsidiaries (i) has been, within the past ten (10) years (or, with respect to Subsidiaries acquired within the past ten (10) years, since the date such Subsidiaries were acquired), a member of an affiliated, consolidated, combined or unitary group, other than one of which the Company or any of its Subsidiaries was the common parent or one comprised only of the Company and/or one or more of its Subsidiaries (and/or, for the avoidance of doubt, any entities that were Subsidiaries of the Company when members of such a group, but which have since been disposed of or have otherwise ceased to exist), (ii) is party to any agreement relating to the apportionment, sharing, assignment or allocation of Taxes (other than (x) an agreement solely between or among the Company and/or one or more of its Subsidiaries or (y) Tax indemnification provisions in ordinary course commercial agreements that are not primarily related to Taxes), (iii) has entered into a closing agreement pursuant to Section 7121 of the Code, or any similar provision of state, local or non-U.S. law, which would be binding on the Company or its applicable Subsidiary after the Closing Date or (iv) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) or as a transferee or successor.

(i)             Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) any change in method of accounting occurring prior to the Closing pursuant to Section 481(a) of the Code (or any similar provision of state, local, or foreign Applicable Law), (ii) any closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior to the Closing or (iii) any deferred revenue (determined as of September 30, 2021) received or paid on or prior to September 30, 2021.

(j)             Neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(k)            Within the past six years, no jurisdiction in which the Company or any of its Subsidiaries does not file a particular type of Tax Return or pay a particular type of Tax has asserted in writing a claim that has not been resolved to the effect that the Company or such Subsidiary is required to file such type of Tax Return in or pay such type of Tax with respect to such jurisdiction.

(l)             Neither the Company nor any of its Subsidiaries has delayed any payments in respect of payroll Taxes under Section 2302 of the CARES Act.

(m)           Neither the Company nor any of its Subsidiaries will have any obligation to make any payment described in Section 965(h) of the Code after the Closing Date.

(n)            Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely (i) to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) to cause the stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code.

Notwithstanding any other provision of this Agreement to the contrary, Parent acknowledges and agrees that the representations and warranties contained in this Section 4.16, Section 4.08, Section 4.15(a)(xi), Section 4.17 and Section 4.18(a)(i) are the only representations and warranties made by the Company with respect to Tax matters, and no other provision of this Agreement shall be interpreted as containing any representation or warranty with respect thereto.

Section 4.17      Employees and Employee Benefit Plans.

(a)            Section 4.17(a) of the Company Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of each material Company Employee Plan. For each material Company Employee Plan and each Company Employee Plan that is subject to ERISA, the Company has made available to Parent a copy of such plan (or a description, if such plan is not written) and all amendments thereto and material written interpretations thereof, together with a copy of (if applicable) (i) each trust, insurance or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed Internal Revenue Service Forms 5500, (iv) the most recent favorable determination or opinion letter from the Internal Revenue Service, (v) the most recently prepared actuarial reports and financial statements in connection with each such Company Employee Plan, and (vi) all documents and correspondence relating thereto received from or provided to the Department of Labor, the PBGC, the Internal Revenue Service or any other Governmental Authority or the plan sponsor of any Multiemployer Plan during the past year.

(b)            Neither the Company nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), has, during the last six years, sponsored, maintained, administered or contributed to (or had any obligation to contribute to) or is reasonably expected to have any direct or indirect liability with respect to, any plan subject to Title IV of ERISA, other than any Multiemployer Plan.

(c)            Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service or has applied to the Internal Revenue Service for such a letter within the applicable remedial amendment period or such period has not expired and, to the knowledge of the Company, no circumstances exist that would reasonably be expected to result in any such letter being revoked or not being reissued or a penalty under the Internal Revenue Service Closing Agreement Program if discovered during an Internal Revenue Service audit or investigation.

(d)            Section 4.17(d) of the Company Disclosure Schedule sets forth each Multiemployer Plan which the Company or any of its ERISA Affiliates (or any predecessor of any such entity) sponsors, maintains, contributes to or has any liability or contingent liability in respect of, or in the past six (6) years sponsored, maintained, contributed to or had any liability or contingent liability in respect of. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its ERISA Affiliates has incurred any liability on account of a “complete withdrawal” or a “partial withdrawal” (within the meaning of Sections 4203 and 4205 of ERISA, respectively) from any Multiemployer Plan and no circumstances exist that would reasonably be expected to give rise to any such withdrawal or liability (including as a result of the transactions contemplated by this Agreement). As of the date of this Agreement, neither the Company nor any of its ERISA Affiliates has received notice, and the Company has no knowledge, of any Multiemployer Plan’s (i) failure to satisfy the minimum funding requirements of Section 412 of the Code or application for or receipt of a waiver of such minimum funding requirements, (ii) “endangered status” or “critical status” (within the meaning of Section 432 of the Code) or (iii) insolvency (within the meaning of Section 4245 of ERISA), reorganization (within the meaning of Section 4241 of ERISA) or proposed or, to the knowledge of the Company, threatened termination.

(e)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Employee Plan (including any trust intended to be exempt from tax under Section 501 of the Code) has been maintained in compliance with its terms and all Applicable Law, including ERISA and the Code. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no claim (other than routine claims for benefits), action, suit, investigation or proceeding (including an audit) is pending against or involves or, to the Company’s knowledge, is threatened against or reasonably expected to involve, any Company Employee Plan before any Governmental Authority, including the Internal Revenue Service, the Department of Labor or the PBGC.

(f)             Except as provided under this Agreement or pursuant to Applicable Law, with respect to each director, officer, or employee (including each former director, officer, or employee) of the Company or any of its Subsidiaries, the consummation of the transactions contemplated by this Agreement will not, either alone or together with any other event, (i) entitle any such individual to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Company Employee Plan, or (iii) result in the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g)            Neither the Company nor any of its Subsidiaries has any current or projected liability for, and no Company Employee Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any director, officer, or employee (including any former director, officer, or employee) of the Company or any of its Subsidiaries (other than coverage mandated by Applicable Law).

(h)            Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Person for any Tax incurred by such Person under Section 409A or 4999 of the Code or other similar Applicable Law.

(i)             With respect to any Company Employee Plan for the benefit of Company employees or dependents thereof who perform services or who are employed outside of the United States (a “Non-U.S. Plan”), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) if required to have been approved by any non-U.S. Governmental Authority (or permitted to have been approved to obtain any beneficial Tax or other status), such Non-U.S. Plan has been so approved or timely submitted for approval; no such approval has been revoked (nor, to the knowledge of the Company, has revocation been threatened) and no event has occurred since the date of the most recent approval or application therefor that is reasonably likely to affect any such approval or increase the costs relating thereto; (ii) if intended to be funded and/or book reserved, such Non-U.S. Plan is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions; (iii) no liability exists or reasonably could be imposed upon the assets of the Company or any of its Subsidiaries by reason of such Non-U.S. Plan; and (iv) the financial statements of such Non-U.S. Plan (if any) accurately reflect such Non-U.S. Plan’s liabilities.

(j)             On or prior to the date hereof, the Company has made available to Parent a list of each Company Equity Award outstanding as of December 8, 2021 that includes (A) the number of shares of Company Common Stock underlying such Company Equity Award (assuming achievement of the applicable performance goals at the target level in the case of any such Company Equity Award that is a Company PSU Award), (B) the exercise price of each such Company Equity Award, if applicable, (C) the vesting schedule of each such Company Equity Award that is unvested as of the date thereof and (D) the expiration date of each such Company Equity Award, if applicable.

Section 4.18      Labor Matters.

(a)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are, and since January 1, 2019 have been, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination (including sex-based discrimination), sexual harassment or sexual misconduct (or breach of any policy of the Company or any of its Subsidiaries relating to the foregoing), civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes and (ii) since January 1, 2019, there has not been any settlement or similar out-of-court or pre-litigation arrangement relating to sex-based discrimination, sexual harassment or sexual misconduct involving the Company or any of its Subsidiaries, nor to the Company’s knowledge has any such action been threatened.

(b)            Neither the Company nor any of its Subsidiaries is, or from January 1, 2019 to the date of this Agreement has been, a party to or subject to, or is currently negotiating in connection with entering into, any Collective Bargaining Agreement and, to the Company’s knowledge, from January 1, 2019 through the date of this Agreement, there has not been any organizational campaign, card solicitation, petition or other unionization or similar activity seeking recognition of a collective bargaining or similar unit relating to any director, officer, or employee of the Company or any of its Subsidiaries. There are no unfair labor practice complaints pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving any director, officer, or employee (including any former director, officer, or employee) of the Company or any of its Subsidiaries with respect to the Company or its Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2019 there has not been, and there is, no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Company’s knowledge, threatened against or affecting the Company or any of its Subsidiaries.

(c)            The Company and its Subsidiaries have not entered into any agreement with any works council, labor union, or similar labor organization that would require the Company to obtain the consent of, consult with or provide advance notice, to such works council, labor union or similar labor organization of the transactions contemplated by this Agreement.

(d)            The Company has provided to Parent a schedule containing, with respect to each employee of the Company or any of its Subsidiaries with a title of Vice President or Above (“Senior Leadership”), (i) name, (ii) date of hire, (iii) position, (iv) employment location, (v) base salary, (vi) the current incentive opportunities of such employee and (vii) the legal entity that employs such employee. Five Business Days prior to the Closing Date, the Company will provide Parent with a revised version of the schedule described in the immediately preceding sentence, updated as of ten days prior to the Closing Date. The foregoing data can be anonymized to the extent necessary to comply with any Applicable Law.

Section 4.19      Intellectual Property.

(a)            Section 4.19(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of all Registered Intellectual Property that is included in the Company Intellectual Property (the “Company Registered IP”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each item of Company Intellectual Property is exclusively and solely owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens, (ii) none of the Company Registered IP has lapsed, expired, or been abandoned (including as a result of failure to pay the necessary renewal or maintenance fees) prior to the end of the applicable term of such Company Registered IP, except where the Company has made a reasonable business judgment to not maintain such Registered Intellectual Property, (iii) none of the Company Registered IP has been adjudged invalid or unenforceable in whole or in part, (iv) to the knowledge of the Company, all Company Registered IP is subsisting, and, if registered, not invalid or unenforceable and (v) there is no opposition or cancellation proceeding or other Order, claim, action, proceeding, suit or investigation pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries, based upon, challenging or contesting the ownership, validity, registrability, scope or enforceability of any Company Registered IP.

(b)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries own or have a valid and enforceable license to use any and all Intellectual Property Rights used to conduct the business of the Company and its Subsidiaries as of the date of this Agreement. There exist no restrictions on the disclosure, use, license or transfer of, and the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish, any Company Intellectual Property.

(c)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Company Intellectual Property is subject to any Order, claim, action, proceeding, suit or investigation that is pending or, to the knowledge of the Company, threatened, asserting that the Company or any of its Subsidiaries or the conduct of their respective businesses has infringed, misappropriated or otherwise violated, or does infringe, misappropriate or otherwise violate, any Intellectual Property Rights of any Third Party, (ii) to the knowledge of the Company, the Company or any of its Subsidiaries, and the operation of the business of the Company or any of its Subsidiaries, does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated, any Intellectual Property Rights of any Third Party, and (iii) to the knowledge of the Company, as of the date of this Agreement no Third Party has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any Company Intellectual Property or any Intellectual Property Rights exclusively licensed to the Company or any of its Subsidiaries.

(d)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have taken commercially reasonable steps in accordance with normal industry practice to protect, maintain, defend and enforce the Company Intellectual Property, including any Trade Secrets included in the Company Intellectual Property the value of which to the Company is contingent upon maintaining the confidentiality thereof, and (ii) there have been no unauthorized uses or disclosures of any such Trade Secrets.

(e)            Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company and its Subsidiaries own or have a valid right to use all Intellectual Property Rights created for the Company by all current and former employees, officers, consultants and contractors either by operation of laws or written, valid agreements.

(f)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all collection, acquisition, use, storage, transfer (including any cross-border transfers), distribution, dissemination or other processing by or on behalf of the Company and any of its Subsidiaries of Personal Data are currently and have at all times been in compliance with all applicable Privacy Legal Requirements and Privacy Commitments, (ii) neither the Company nor any of its Subsidiaries has received any notice alleging any violation by the Company or any of its Subsidiaries of any Privacy Legal Requirement or Privacy Commitments, nor, to the knowledge of the Company, has the Company or any of its Subsidiaries been threatened to be charged with any such violation, (iii) neither the Company nor any of its Subsidiaries has received any complaint by any Person with respect to the collection, acquisition, use, storage, transfer (including any cross-border transfers), distribution, dissemination or other processing of Personal Data by the Company or any of its Subsidiaries, (iv) the Company and its Subsidiaries implement and maintain written policies and procedures with respect to technical, organizational, administrative, and physical safeguards adequate to protect Personal Data against any unauthorized use, access or disclosure, and (v) neither the Company and its Subsidiaries, nor any vendor, processor or service provider engaged on behalf of the Company or any of its Subsidiaries, has suffered any data breach, security incident (including any ransomware attack) or unauthorized use, access or disclosure of Personal Data.

(g)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect since January 1, 2020 (i) the Company and its Subsidiaries own or have access to use all IT Assets, (ii) the Company and its Subsidiaries have implemented and maintained commercially written policies and procedures with respect to technical, organizational, administrative, and physical safeguards intended to protect the security, confidentiality, integrity and availability of Trade Secrets, Personal Data and IT Assets, (iii) to the knowledge of the Company, there have been no (A) security breaches in the IT Assets or (B) disruptions in any IT Assets that affected the operations of the business of the Company or any of its Subsidiaries, and (iv) to the knowledge of the Company, the IT Assets are free from any material defect, bug, virus, error or other corruptant.

(h)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, any transfer of Personal Data in connection with the transactions contemplated by this Agreement (including the Mergers) will not violate any applicable Privacy Legal Requirement or Privacy Commitment.

Section 4.20      Properties. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries has good, valid and marketable fee simple title to, or valid leasehold interests in, as the case may be, each parcel of real property of the Company or any of its Subsidiaries, free and clear of all Liens, except for Permitted Liens, (b) each lease, sublease or license (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is, subject to the Bankruptcy and Equity Exceptions, a valid and binding obligation of the Company or a Subsidiary of the Company (as the case may be) and, to the knowledge of the Company, each of the other parties thereto, and in full force and effect and enforceable in accordance with its terms against the Company or its Subsidiaries (as the case may be) and, to the knowledge of the Company, each of the other parties thereto (except for such Leases that are terminated after the date of this Agreement in accordance with their respective terms, other than as a result of a default or breach by the Company or any of its Subsidiaries of any of the provisions thereof), (c) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of the other parties thereto has violated or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of any Lease, and (d) neither the Company nor any of its Subsidiaries has received written notice that it has violated or defaulted under any Lease.

Section 4.21      Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)            Since January 1, 2019, no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no claim, action or suit or, to the knowledge of the Company, proceeding or investigation (including a review) is pending or, to the knowledge of the Company, threatened by any Governmental Authority or other Person relating to the Company or any of its Subsidiaries that relates to, or arises under, any Environmental Law, Environmental Permit or Hazardous Substance;

(b)            the Company and its Subsidiaries are, and since January 1, 2019 have been, in compliance with all Environmental Laws and all Environmental Permits and hold all applicable Environmental Permits;

(c)            to the knowledge of the Company, there has been no treatment, storage or release of any Hazardous Substance in violation of, or as could reasonably be expected to result in liability under, any applicable Environmental Laws at or from any properties currently or formerly owned or leased or operated by the Company or any of its Subsidiaries or any predecessor; and

(d)            neither the Company nor any of its Subsidiaries is subject to any Order or party to any Contract imposing any liability or obligation relating to any Environmental Law.

Section 4.22      FCPA; Anti-Corruption; Sanctions.

(a)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, manager, employee, agent or representative of the Company or any of its Subsidiaries, in each case acting on behalf of the Company or any of its Subsidiaries, has, in the last five years, in connection with the business of the Company or any of its Subsidiaries, taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable).

(b)            Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, manager or employee of the Company or any of its Subsidiaries, is, or in the last five years has been, subject to any actual or pending or, to the knowledge of the Company, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Authority, involving the Company or any of its Subsidiaries relating to applicable Bribery Legislation, including the FCPA.

(c)            The Company and each of its Subsidiaries has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and each of its Subsidiaries as required by the FCPA.

(d)           The Company and each of its Subsidiaries has instituted policies and procedures reasonably designed to ensure compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force.

(e)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective directors, managers or employees (i) is a Sanctioned Person, (ii) has, in the last five years, engaged in, or has any plan or commitment to engage in, direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of the Company or any of its Subsidiaries in violation of applicable Sanctions Law or (iii) has, in the last five years, violated, or engaged in any conduct sanctionable under, any Sanctions Law, nor to the knowledge of the Company, been the subject of an investigation or allegation of such a violation or sanctionable conduct.

Section 4.23     Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as the Company reasonably believes, based on past experience, is adequate for the businesses and operations of the Company and its Subsidiaries (taking into account the cost and availability of such insurance).

Section 4.24     Transactions with Affiliates. To the knowledge of the Company, since January 1, 2019 through the date of this Agreement, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404(a) of Regulation S-K that have not been otherwise disclosed in the Company SEC Documents filed prior to the date hereof.

Section 4.25     Antitakeover Statutes. Assuming the representations and warranties set forth in Section 5.17 are true and correct, neither the restrictions set forth in Section 203 of the DGCL nor any other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under Applicable Law apply to this Agreement or any of the transactions contemplated hereby.

Section 4.26     Opinion of Financial Advisor. Lazard Freres & Co. LLC, financial advisor to the Company, has delivered to the Board of Directors of the Company its oral opinion, to be confirmed by delivery of a written opinion, to the effect that, as of the date of such opinion and based on and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration to be paid in the First Merger to the holders of Company Common Stock pursuant to this Agreement (other than in respect of Excluded Shares) is fair, from a financial point of view, to such holders. A written copy of such opinion shall be delivered promptly to Parent after the date of this Agreement for informational purposes only.

Section 4.27     Finders’ Fees. Except for Lazard Freres & Co. LLC, a copy of whose engagement letter has been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any finders or similar fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.28     No Ownership of Parent Ordinary Shares. Neither the Company nor any of its Subsidiaries beneficially owns, directly or indirectly, any Parent Ordinary Shares or other securities convertible into, exchangeable for or exercisable for Parent Ordinary Shares, and neither the Company nor any of its Subsidiaries has any rights to acquire any Parent Ordinary Shares (other than any such securities owned by the Company or any of its Subsidiaries in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account). There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other Equity Securities of Parent or any of its Subsidiaries.

Section 4.29     No Other Representations and Warranties. Except for the representations and warranties made by the Company in this Article IV (as qualified by the applicable items disclosed in the Company Disclosure Schedule in accordance with Section 11.05 and the introduction to this Article IV) and in the certificate to be delivered by the Company pursuant to Section 9.02(c), neither the Company nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. The Company and its Subsidiaries disclaim any other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives. The Company acknowledges and agrees that, except for the representations and warranties made by Parent in Article V (as qualified by the applicable items disclosed in the Parent Disclosure Schedule in accordance with Section 11.05 and the introduction to Article V) and the certificate delivered by Parent pursuant to Section 9.03(c), neither Parent nor any other Person is making or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent or its Subsidiaries or any other matter furnished or provided to Parent or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby. The Company specifically disclaims that it is relying on or has relied on any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Parent and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

Article V
Representations and Warranties of Parent, Bidco and Merger Subs

Subject to Section 11.05, except (a) as disclosed in any Parent FCA Document filed or furnished and publicly available since January 1, 2020 and prior to the date that was three Business Days prior to the date of this Agreement or (b) as set forth in the Parent’s Disclosure Schedule, Parent, Bidco, Merger Sub I and Merger Sub II jointly and severally represent and warrant to the Company that:

Section 5.01     Corporate Existence and Power. Parent is a public limited company duly incorporated and validly existing under the laws of England and Wales, and each of Bidco and Merger Sub I is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of organization, and Merger Sub II is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Each of Parent, Bidco and each Merger Sub has all requisite corporate power and authority required to own or lease all of its properties or assets and to carry on its business as now conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent, Bidco and each Merger Sub is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent directly or indirectly owns all of the outstanding shares of capital stock of Bidco and Bidco directly owns all of the outstanding shares of capital stock of Merger Sub I and all of the outstanding membership interests of Merger Sub II. Neither Merger Sub has, since the date of its incorporation (or, with respect to Merger Sub II, its formation) engaged in any activities other than (i) in connection with the preparation, negotiation and execution of this Agreement or the consummation of the transactions contemplated hereby or as expressly contemplated by this Agreement or (ii) those incident or related to its incorporation (or, with respect to Merger Sub II, its formation). Prior to the date of this Agreement, Parent has made available to the Company true and complete copies of the memorandum and articles of association of Parent as in effect on the date of this Agreement (the “Parent Organizational Documents”).

Section 5.02     Corporate Authorization.

(a)            The execution, delivery and performance by Parent, Bidco and each Merger Sub of this Agreement and the consummation by Parent, Bidco and each Merger Sub of the transactions contemplated by this Agreement are within the corporate powers and authority of Parent, Bidco and each Merger Sub and, except for the Parent Shareholder Approval and the adoption of this Agreement by the sole stockholders of Bidco and Merger Sub I and the approval of this Agreement by the sole member of Merger Sub II, have been duly authorized by all necessary corporate action on the part of Parent, Bidco and each Merger Sub. The affirmative vote of a majority of the votes cast by the holders of outstanding Parent Ordinary Shares at a duly convened and held meeting of Parent’s shareholders at which a quorum is present (i) approving the transactions contemplated by this Agreement (including, if required, with respect to the issuance of Parent ADSs in connection with the First Merger (the “Parent ADS Issuance”)), (ii) authorizing the Board of Directors of Parent (or a duly authorized committee thereof) to (x) allot and issue the Parent Ordinary Shares underlying the Parent ADSs issued in connection with the First Merger and (y) authorize Parent and its Subsidiaries to incur borrowings in excess of the limit on “moneys borrowed” set out in the Parent Organizational Documents (as in effect on the date hereof), provided that the total amount of “moneys borrowed” so authorized shall not exceed (taking into account any borrowings required to fund the Financing Amount) £5.0 billion and (iii) approving any Company Stock Plan to the extent considered necessary by Parent under English law or regulation to give effect to Section 2.08 or to the rights of any holder of any options or awards under any Company Stock Plan, such resolutions being proposed in the Parent Circular as being inter-conditional on one another (and being, collectively, the “Parent Shareholder Approval”), are the only approvals and/or votes of the holders of any of Parent’s capital stock necessary in connection with the consummation of the Mergers. This Agreement has been duly executed and delivered by each of Parent, Bidco and each Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid, legal and binding agreement of each of Parent, Bidco and each Merger Sub enforceable against Parent, Bidco and each Merger Sub in accordance with its terms (subject to the Bankruptcy and Equity Exceptions).

(b)            At a meeting duly convened and held, the Board of Directors (or a duly authorized committee of the Board of Directors) of Parent unanimously adopted resolutions that (i) this Agreement and the transactions contemplated hereby will be most likely to promote the success of Parent for the benefit of its shareholders as a whole, (ii) approved this Agreement and the transactions contemplated hereby, (iii) resolved that the approval of this Agreement and the transactions contemplated hereby (including the resolutions required to be passed for the purposes of the Parent Shareholder Approval) be submitted to a vote at a meeting of Parent’s shareholders and (iv) resolved to recommend the approval of the transactions contemplated by this Agreement (including the resolutions required to be passed for the purposes of the Parent Shareholder Approval) by Parent’s shareholders (such recommendation, the “Parent Board Recommendation”). Except as permitted by Section 7.02, the Board of Directors of Parent has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.

(c)            The Board of Directors of Bidco has unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of Bidco and its stockholder and (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby (including the Mergers). The Board of Directors of Merger Sub I has unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of Merger Sub I and its stockholder, (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby (including the Mergers), (iii) directing that the approval and adoption of this Agreement be submitted to a vote of its stockholder, and (iv) recommending approval and adoption of this Agreement by its stockholder.

(d)            The sole member of Merger Sub II has unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of Merger Sub II and its sole member and (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby (including the Mergers).

Section 5.03     Governmental Authorization. The execution, delivery and performance by each of Parent, Bidco and each Merger Sub of this Agreement and the consummation by each of Parent, Bidco and each Merger Sub of the transactions contemplated hereby require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent, Bidco or such Merger Sub is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with and Filings under any applicable Foreign Antitrust Laws, (d) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws or pursuant to the Listing Rules, the CA 2006, the DTRs, the MAR, the FSMA or the rules of the LSE or any other exchange on which Equity Securities of Parent are listed, and (e) any other actions, Consents or Filings the absence of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.04     Non-contravention. Assuming compliance with the matters referred to in Section 5.03 and receipt of the Parent Shareholder Approval, the execution, delivery and performance by each of Parent, Bidco and each Merger Sub of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the Parent Organizational Documents, the certificate of incorporation or bylaws of either Bidco or Merger Sub I or the certificate of formation or limited liability company agreement of Merger Sub II, (b) contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (c) require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under, any provision of any Contract binding on Parent or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (b) through (d), as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.05     Capitalization.

(a)            As of the close of business on December 10, 2021, (A) there were issued 1,859,332,965 Parent Ordinary Shares (of which no shares were held in treasury), (B) there were issued no redeemable preference shares of Parent, (C) 49,406,098 Parent Ordinary Shares were subject to certain American depositary shares of Parent (“Existing Parent ADSs”), (D) 21,855,447 Parent Ordinary Shares were subject to performance share awards (granted in the form of options or awards over Parent Ordinary Shares or Existing Parent ADSs) under the Parent Stock Plans (“Parent Performance Share Awards”) and (E) 301,580 Parent Ordinary Shares were subject to deferred bonus awards (granted in the form of options or awards over Parent Ordinary Shares or Existing Parent ADSs) under the Parent Stock Plans (“Parent Deferred Bonus Awards”). When issued and delivered in accordance with the terms of this Agreement, (i) the Parent ADSs issued as part of the Merger Consideration will have been validly issued in accordance with the terms of, and will entitle the holders thereof to the rights specified in, the Deposit Agreement and will be fully paid and nonassessable and the issuance thereof will be free of preemptive rights and (ii) the Parent Ordinary Shares represented by such Parent ADSs will have been validly issued and will be fully paid and the issuance thereof will be free of preemptive rights. Except as set forth in this Section 5.05(a), as of the close of business on December 10, 2021, there are no issued, reserved for issuance or outstanding Equity Securities of Parent.

(b)            All of the issued share capital of Parent has been, and of the share capital of Parent that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable (where such concept is applicable under Applicable Law) and free of preemptive rights. No Subsidiary of Parent owns any share capital of Parent (other than any such shares owned by Subsidiaries of Parent in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account). There are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Parent have the right to vote. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of Parent. Neither Parent nor any of its Subsidiaries is a party to any agreement with respect to the voting of any Equity Securities of Parent.

Section 5.06     Subsidiaries.

(a)            Each Subsidiary of Parent is a corporation or other entity duly incorporated or organized, validly existing and in good standing (except to the extent such concept is not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) under the laws of its jurisdiction of incorporation, formation or organization and has all corporate or other organizational powers and authority, as applicable, required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those jurisdictions where failure to be so duly incorporated or organized, validly existing and in good standing or to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each such Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)            All of the issued and outstanding shares of capital stock or other Equity Securities of each Subsidiary of Parent have been validly issued and are fully paid and nonassessable (except to the extent such concepts are not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) and are owned by Parent, directly or indirectly, free and clear of any Lien (other than any restrictions imposed by Applicable Law) and free of preemptive rights, rights of first refusal, subscription rights or similar rights of any Person and transfer restrictions (other than transfer restrictions under Applicable Law or under the organizational documents of such Subsidiary). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of any Subsidiary of Parent. Except for the capital stock or other Equity Securities of its Subsidiaries and publicly traded securities held for investment that do not exceed five percent of the outstanding securities of any entity, Parent does not own, directly or indirectly, any capital stock or other Equity Securities of any Person.

Section 5.07     FCA and Other Filings.

(a)            Parent has timely filed with or furnished or submitted to the FCA (and the National Storage Mechanism maintained by the FCA) and/or Companies House all reports (including annual financial reports, half yearly financial reports and interim management statements), notices, resolutions, prospectuses, circulars and other documents required to be filed with, furnished or submitted to (respectively) the FCA and/or Companies House by Parent since January 1, 2019 (collectively, together with any other information incorporated therein, the “Parent FCA Documents”). No Subsidiary of Parent is required to file, furnish or submit any report, schedule, form, statement, prospectus, registration statement or other document with the FCA. Since January 1, 2019, Parent has complied in all material respects with its obligations under the MAR, the Listing Rules, the DTRs and the Prospectus Regulation Rules.

(b)            As of its filing or publication date (or, if amended or superseded by a filing or publication prior to the date of this Agreement, on the date of such amended or superseding filing or publication), the Parent FCA Documents filed, published or furnished prior to the date of this Agreement complied, and each Parent FCA Document filed, published or furnished subsequent to the date of this Agreement (assuming, in the case of each of the Parent Prospectus and the Parent Circular, that the representations and warranties set forth in Section 4.09 are true and correct) will comply, in all material respects with the applicable requirements of the LSE and each other exchange on which Equity Securities of Parent are listed, the FCA, the CA 2006, the Listing Rules, the Prospectus Regulation Rules and the DTRs, as the case may be.

(c)            As of its filing or publication date (or, if amended or superseded by a filing or publication prior to the date of this Agreement, on the date of such amended or superseding filing or publication), each Parent FCA Document filed or furnished prior to the date of this Agreement did not, and each Parent FCA Document filed, published or furnished subsequent to the date of this Agreement (assuming, in the case of each of any Parent Prospectus and the Parent Circular, that the representations and warranties set forth in Section 4.09 are true and correct) will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent is, and since January 1, 2019 has been, in compliance with the CA 2006, the applicable listing and corporate governance rules and regulations of the LSE and each other exchange on which Equity Securities of Parent are listed and the FCA, the Listing Rules, the Prospectus Regulation Rules and the DTRs.

(e)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent currently maintains a system of internal controls designed to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with IFRS, and Parent’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Board of Directors of Parent (i) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

Section 5.08     Financial Statements and Financial Matters.

(a)            The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent FCA Documents (or, if any such Parent FCA Document is amended or superseded by a filing prior to the date of this Agreement, such amended or superseding Parent FCA Document) present fairly in all material respects, in conformity with IFRS applied on a consistent basis during the periods presented (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in each case, to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements).

(b)            From January 1, 2019 to the date of this Agreement, Parent has not received written notice from the FCA, the FRC, Companies House or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the FCA, the FRC, Companies House or any other Governmental Authority.

Section 5.09     Disclosure Documents.

(a)            Assuming that the representations and warranties set forth in Section 4.09 are true and correct, the Form F-4 and the Form F-6 shall comply as to form in all material respects with the applicable provisions of the 1933 Act, the 1934 Act and other Applicable Law.

(b)            The information relating to Parent and its Subsidiaries that is provided in writing by Parent, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Form F-4 or the Proxy Statement/Prospectus will not (i) in the case of the Form F-4, at the time the Form F-4 or any amendment or supplement thereto becomes effective and at the time of the Company Stockholder Meeting or (ii) in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(c)            The information relating to Parent and its Subsidiaries that is included, or incorporated by reference, in the Parent Circular will not, at the time the Parent Circular or any amendment or supplement thereto is approved by the FCA, at the time the Parent Circular or any amendment or supplement thereto is first mailed to the shareholders of Parent and at the time of the Parent Shareholder Meeting, contain any information or any expression of opinion, belief, expectation or intention which is untrue or inaccurate or omit a fact, the omission of which renders any information or expression in the Parent Circular inaccurate or misleading.

(d)            The information relating to Parent and its Subsidiaries that is included, or incorporated by reference, in the Parent Prospectus will not, at the time the Parent Prospectus or any amendment or supplement thereto is approved by the FCA, at the time the Parent Prospectus or any amendment or supplement thereto is made available to the public in accordance with the Prospectus Regulation Rules, and at the time the Parent Shares Admission becomes effective, contain any information or any expression of opinion, belief, expectation or intention which is untrue or inaccurate or omit a fact, the omission of which renders any information or expression in the Parent Prospectus inaccurate or misleading.

(e)            Notwithstanding the foregoing provisions of this Section 5.09, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Form F-4, the Proxy Statement/Prospectus, the Parent Prospectus or the Parent Circular that relate to and were provided by or on behalf of the Company or any of its Subsidiaries or any of their respective Representatives in writing for inclusion or incorporation by reference therein.

Section 5.10     Absence of Certain Changes. (a) Since the Parent Balance Sheet Date through the date of this Agreement, except in connection with or related to the process in connection with which Parent and its Representatives discussed and negotiated this Agreement and the transactions contemplated hereby, the business of Parent and its Subsidiaries has been conducted in all material respects in the ordinary course of business and (b) since the Parent Balance Sheet Date, there has not been any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11     No Undisclosed Material Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that would be required by IFRS to be reflected on the consolidated balance sheet of Parent and its Subsidiaries, other than (a) liabilities or obligations disclosed or provided for in the Parent Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business since the Parent Balance Sheet Date, (c) liabilities arising in connection with the transactions contemplated hereby or in connection with obligations under Contracts binding on Parent or any of its Subsidiaries (except to the extent such liabilities arose or resulted from a breach or a default of such Contract) or (d) other liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.12     Litigation. There is no claim, action, proceeding or suit or, to the knowledge of Parent, investigation pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, any present or, to the knowledge of Parent, former officers, directors or employees of Parent or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of Parent or any of its Subsidiaries, before (or, in the case of threatened claims, actions, suits, investigations or proceedings, that would be before) any Governmental Authority that, individually or in the aggregate, (a) has had or would reasonably be expected to have a Parent Material Adverse Effect or (b) would reasonably be expected to prevent Parent, Bidco or either Merger Sub from performing their obligations under this Agreement to consummate the Mergers; provided, that to the extent any such representations or warranties in the foregoing clauses (a) and (b) pertain to claims, actions, proceedings, suits or investigations that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof. There is (in the case of clause (ii), as of the date of this Agreement) no Order outstanding against Parent, any of its Subsidiaries, any present or, to the knowledge of Parent, former officers, directors or employees of Parent or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of any of Parent or any of its Subsidiaries or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries, any present or, to the knowledge of Parent, former officers, directors or employees of Parent in their respective capacities as such, or any of the respective properties or assets of any of Parent or any of its Subsidiaries, that, individually or in the aggregate, (i) has had or would reasonably be expected to have a Parent Material Adverse Effect or (ii) would reasonably be expected to prevent Parent, Bidco or either Merger Sub from performing their obligations under this Agreement to consummate the Mergers.

Section 5.13     Permits. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries hold all governmental licenses and Consents necessary for the operation of their respective businesses (the “Parent Permits”). Parent and each of its Subsidiaries are, and since January 1, 2019 have been, in compliance with the terms of the Parent Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no claim, action, proceeding or suit or, to the knowledge of Parent, investigation pending, or, to the knowledge of Parent, threatened that seeks the revocation, cancellation, termination, non-renewal or adverse modification of any Parent Permit, except where such revocation, cancellation, termination, non-renewal or adverse modification, individually or in the aggregate, (i) has not had and would not reasonably be expected to have a Parent Material Adverse Effect or (ii) would not reasonably be expected to prevent Parent, Bidco or either Merger Sub from performing their obligations under this Agreement to consummate the Mergers.

Section 5.14     Compliance with Laws. Parent and each of its Subsidiaries are, and since January 1, 2019 have been, in compliance with all Applicable Laws, except for failures to comply that, individually or in the aggregate, (i) have not had and would not reasonably be expected to have a Parent Material Adverse Effect or (ii) would not reasonably be expected to prevent Parent, Bidco or either Merger Sub from performing their obligations under this Agreement to consummate the Mergers.

Section 5.15     FCPA; Anti-Corruption; Sanctions.

(a)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any director, manager, employee, agent or representative of Parent or any of its Subsidiaries, in each case acting on behalf of Parent or any of its Subsidiaries, has, in the last five years, in connection with the business of Parent or any of its Subsidiaries, taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable).

(b)            Neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, manager or employee of Parent or any of its Subsidiaries, is, or in the last five years has been, subject to any actual or pending or, to the knowledge of Parent, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Authority, involving Parent or any of its Subsidiaries relating to applicable Bribery Legislation, including the FCPA.

(c)            Parent and each of its Subsidiaries has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Parent and each of its Subsidiaries as required by the FCPA.

(d)            Parent and each of its Subsidiaries has instituted policies and procedures reasonably designed to ensure compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force.

(e)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent or any of its Subsidiaries, nor, to the knowledge of Parent, any of their respective directors, managers or employees (i) is a Sanctioned Person, (ii) has, in the last five years, engaged in, or has any plan or commitment to engage in, direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of Parent or any of its Subsidiaries in violation of applicable Sanctions Law or (iii) has, in the last five years, violated, or engaged in any conduct sanctionable under, any Sanctions Law, nor to the knowledge of Parent, been the subject of an investigation or allegation of such a violation or sanctionable conduct.

Section 5.16     Finders’ Fees. Except for Barclays Bank PLC and Goldman Sachs International, a copy of whose engagement letters have been provided to the Company, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who might be entitled to any finders or similar fee or commission from Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 5.17     No Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries beneficially owns, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock, and neither Parent nor any of its Subsidiaries has any rights to acquire any shares of Company Common Stock (other than any such securities owned by Parent or any of its Subsidiaries in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account). There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other Equity Securities of the Company or any of its Subsidiaries.

Section 5.18     Reorganization. Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely (i) to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) to cause the stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code.

Section 5.19     Financing.

(a)            Parent has delivered to the Company (i) a true and complete copy of a fully executed commitment letter, dated as of the date hereof, among Parent and the Financing Sources party thereto (including all exhibits, schedules, and annexes to such letters in effect as of the date hereof), pursuant to which such Financing Sources have committed, upon the terms and subject to the conditions set forth therein, to provide the debt financing described therein in connection with the transactions contemplated hereby (the “Debt Financing”) and (ii) a true and complete copy of the fully executed fee letter referenced therein (together, as the same may be amended, modified, restated, replaced or substituted in a manner consistent with Section 5.19(d), the “Debt Commitment Letter”) relating to fees with respect to the Debt Financing (redacted to remove only fee amounts, rates and certain other economic terms (none of which could adversely affect the amounts, availability, timing or conditionality of such Debt Financing)). As of the date of this Agreement, (i) the Debt Commitment Letter has not been amended, waived or modified in any respect, (ii) the commitments contained in the Debt Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect and (iii) the Debt Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Parent, and, to the knowledge of Parent, each of the other parties thereto, enforceable against Parent, and to the knowledge of Parent, each of the other parties thereto in accordance with its terms, subject to the Bankruptcy and Equity Exceptions. The consummation of the Debt Financing is subject to no conditions precedent other than those expressly set forth in the copy of the Debt Commitment Letter delivered to the Company on or prior to the date hereof, and there are no contingencies that would permit the Financing Sources to reduce the total amount of the Debt Financing other than those expressly set forth in the copy of the Debt Commitment Letter delivered to the Company on or prior to the date hereof. As of the date of this Agreement, no event has occurred, which, with or without notice, lapse of time or both, (x) would constitute a default or breach on the part of Parent or, to the knowledge of Parent, any other party to the Debt Commitment Letter, under the Debt Commitment Letter, or (y) to the knowledge of Parent, would result in any portion of the Debt Financing being unavailable or delayed.

(b)            Parent and its Subsidiaries will have at the Closing available to them all of the funds necessary to consummate the transactions contemplated by this Agreement and to make all payments required to be made in connection therewith in an amount sufficient to enable Parent, Bidco and Merger Subs to pay all such amounts in cash on the Closing Date (or when required to be paid in accordance with this Agreement) including the payment of (i) the cash portion of the aggregate Merger Consideration in full in accordance with the terms of this Agreement, (ii) the aggregate amount of obligations outstanding under the Credit Agreement at Closing to effect the payoff and termination of the Credit Agreement and (iii) any other amounts (including all payments, fees and expenses) required to be paid in connection with, related to or arising out of the consummation of the Mergers (such amounts, collectively, the “Financing Amount”).

(c)            Notwithstanding anything in this Agreement to the contrary, Parent, Bidco, and each Merger Sub acknowledge and agree that the receipt and availability of any funds or financing is not a condition to Closing under this Agreement nor is it a condition to Closing under this Agreement for Parent to obtain all or any portion of the Debt Financing or any other financing.

(d)            For purposes of this Agreement, “Debt Commitment Letter” shall include the Debt Commitment Letter as amended, modified, restated, replaced or substituted by Parent or its Subsidiaries after the date hereof, and “Debt Financing” shall include the debt financing contemplated the Debt Commitment Letter as so amended, modified, restated, replaced or substituted; provided in each case that any such amendment, modification, restatement, replacement or substitution does not (i) add new or expand the conditions precedent to availability of the Debt Financing in any manner that would reasonably be expected to delay or impair availability of the Debt Financing at the Closing, (ii) reduce the amount of the Debt Financing to less than the amount necessary, when taken together with other sources of funds available to Parent and its Subsidiaries, to pay the Financing Amount at the Closing, (iii) adversely affect the ability of Parent to enforce its rights against other parties to the Debt Commitment Letter or Debt Financing as so amended, modified, restated, replaced or substituted, relative to the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter as in effect on the date hereof or (iv) would otherwise reasonably be expected to delay or impair the consummation of the Mergers and the other transactions contemplated by this Agreement.

Section 5.20     No Other Representations and Warranties. Except for the representations and warranties made by Parent in this Article V (as qualified by the applicable items disclosed in the Parent Disclosure Schedule in accordance with Section 11.05 and the introduction to this Article V) and in the certificate to be delivered by Parent pursuant to Section 9.03(c), neither Parent nor any other Person (including either Merger Sub) makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent or its Subsidiaries or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. Parent and its Subsidiaries disclaim any other representations or warranties, whether made by Parent or any of its Subsidiaries or any of their respective Affiliates or Representatives. Each of Parent, Bidco and each Merger Sub acknowledges and agrees that, except for the representations and warranties made by the Company in Article IV (as qualified by the applicable items disclosed in the Company Disclosure Schedule in accordance with Section 11.05 and the introduction to Article IV) and in the certificate to be delivered by the Company pursuant to Section 9.02(c), neither the Company nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby. Each of Parent, Bidco and each Merger Sub specifically disclaims that it is relying on or has relied on any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

Article VI
Covenants of the Company

Section 6.01     Conduct of the Company.

(a)            From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement, except (w) as prohibited or required by Applicable Law, (x) in connection with any action reasonably taken, or reasonably omitted to be taken, in connection with COVID-19 or any COVID-19 Measures (provided, that, with respect to actions taken or omitted to be taken in reliance on this clause (x), to the extent permitted under Applicable Law and practicable under the circumstances, the Company shall provide prior notice to and consult in good faith with Parent prior to taking such action), (y) as set forth in Section 6.01 of the Company Disclosure Schedule, or (z) as otherwise required or expressly contemplated by this Agreement, unless Parent shall have given its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (A) conduct its business in all material respects in the ordinary course of business, (B) preserve intact its business organization, keep available the services of its present key employees and maintain its existing relations and goodwill with material customers, members, suppliers, licensors, licensees and other Third Parties with whom it has material business relations and (C) maintain in effect all material Company Permits; provided, that (i) no action by the Company or any of its Subsidiaries to the extent expressly permitted by an exception to any of Section 6.01(b)(i) through Section 6.01(b)(xvi) shall be a breach of this sentence and (ii) the Company’s or any of its Subsidiaries’ failure to take any action prohibited by any of Section 6.01(b)(i) through Section 6.01(b)(xvi) by virtue of Parent’s failure to consent to such action shall not be deemed to be a breach of this Section 6.01(a).

(b)           From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement, except (w) as prohibited or required by Applicable Law, (x) in connection with any action reasonably taken, or reasonably omitted to be taken, in connection with COVID-19 or any COVID-19 Measures (provided, that, with respect to actions taken or omitted to be taken in reliance on this clause (x), to the extent permitted under Applicable Law and practicable under the circumstances, the Company shall provide prior notice to and consult in good faith with Parent prior to taking such action), (y) as set forth in Section 6.01 of the Company Disclosure Schedule, or (z) as otherwise required or expressly contemplated by this Agreement, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each of its Subsidiaries not to:

(i)            (A) adopt any change to its certificate of incorporation, bylaws or other organizational documents (whether by merger, consolidation or otherwise) (including the Company Organizational Documents) (other than any changes to the organizational documents of the Subsidiaries of the Company that are not material and adverse to the Company and the holders of Company Common Stock), (B) merge or consolidate with any other Person (other than transactions solely among the Company’s wholly-owned Subsidiaries) or (C) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring (other than transactions solely among the Company’s wholly-owned Subsidiaries);

(ii)           acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division thereof or any assets, securities or property, other than (1) acquisitions of assets, securities or property in the U.S. for consideration in an amount not to exceed $60 million per individual transaction or $150 million in the aggregate (including the value of any contingent payments potentially payable), in each case, in any 12-month period for all such acquisitions (provided that, without limiting the foregoing, the Company shall provide Parent at least 30 days’ prior written notice before entering into any Contract providing for, or consummating, any acquisition of assets, securities or property in the U.S. for consideration in an amount that exceeds $25 million per individual transaction), (2) transactions (I) solely among the Company and one or more of its wholly owned Subsidiaries or (II) solely among the Company’s wholly owned Subsidiaries and (3) acquisitions of inventory or equipment in the ordinary course of business consistent with past practice (provided that any of the acquisitions or transactions described in clauses (1) through (3) shall require the prior written consent of Parent if such acquisition or transaction would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement);

(iii)          (A) split, combine or reclassify any shares of its capital stock (other than transactions solely among the Company’s wholly owned Subsidiaries), (B) amend any term or alter any rights of any of its outstanding Equity Securities, (C) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other Equity Securities, other than dividends or distributions by a Subsidiary of the Company to the Company or a wholly owned Subsidiary of the Company, or (D) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities, other than repurchases of shares of Company Common Stock in connection with the exercise of Company Stock Options or the vesting or settlement of Company RSU Awards, Company PSU Awards or Company DSE Awards (including in satisfaction of any amounts required to be deducted or withheld under Applicable Law), in each case outstanding as of the date of this Agreement in accordance with the present terms of such Company Equity Awards or granted after the date of this Agreement to the extent permitted by this Agreement;

(iv)          issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock or any other Equity Securities, other than (A) the issuance of any shares of Company Common Stock upon the exercise of Company Stock Options or the vesting or settlement of shares of Company RSU Awards, Company PSU Awards or Company DSE Awards that are, in each case, outstanding as of the date of this Agreement in accordance with the present terms of such Company Equity Awards, (B) the issuance of shares of Company Common Stock on the exercise of purchase rights under the Company ESPP in accordance with Section 2.08(h) and (C) with respect to Equity Securities of any Subsidiary of the Company, in connection with transactions (1) solely among the Company and one or more of its wholly owned Subsidiaries or (2) solely among the Company’s wholly owned Subsidiaries;

(v)           authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith during the fiscal years 2021 and 2022, other than any capital expenditures contemplated by the capital expenditure budget of the Company and its Subsidiaries set forth in Section 6.01(b)(v) of the Company Disclosure Schedule;

(vi)          sell, lease, license, transfer or otherwise dispose of any assets, securities or property (in each case, other than Intellectual Property Rights, which are addressed in Section 6.01(b)(xv)), other than (A) sales or dispositions of inventory or tangible personal property (including equipment), in each case in the ordinary course of business, (B) dispositions of assets, securities or property in an amount not to exceed $5 million in the aggregate for all such dispositions, and (C) transactions (1) solely among the Company and one or more of its wholly owned Subsidiaries or (2) solely among the Company’s wholly owned Subsidiaries;

(vii)         (A) make any material loans, advances or capital contributions to, or investments in, any other Person, other than loans, advances, capital contributions or investments (I) by the Company to or in, as applicable, one or more of its wholly owned Subsidiaries or (II) by any Subsidiary of the Company to or in, as applicable, the Company or any wholly owned Subsidiary of the Company, (B) incur, assume, guarantee or repurchase or otherwise become liable for any indebtedness for borrowed money or issue or sell any debt securities or any options, warrants or other rights to acquire debt securities (in each case, whether directly or indirectly, on a contingent basis or otherwise), other than (1) additional borrowings under the Credit Agreement (as in effect as of the date of this Agreement) in accordance with the terms thereof, (2) intercompany indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, and (3) guarantees of indebtedness of the Company or its wholly owned Subsidiaries outstanding on the date of this Agreement or otherwise incurred in compliance with this Section 6.01(b)(vii) or (C) create or incur any Lien (except for a Permitted Lien) on any material asset;

(viii)        (A) enter into any Company Material Contract (other than Contracts of the types set forth in Section 4.15(a)(ii) (to the extent such applicable acquisition or disposition would be permitted under Section 6.01(b)(ii) or Section 6.01(b)(vi)), Section 4.15(a)(iii) (to the extent such Contract provides for or relates to the settlement or compromise of any claim, action, suit, investigation or proceeding involving or against the Company or any of its Subsidiaries permitted under Section 6.01(b)(xiii)), Section 4.15(a)(v) (to the extent such indebtedness would be permitted under Section 6.01(b)(vii)) or Section 4.15(a)(xi) (to the extent such settlement would be permitted under Section 6.01(b)(xiii)), (B) except as otherwise expressly permitted by this Section 6.01(b), terminate, renew, extend or in any material respect modify or amend any Company Material Contract (including by amendment of any Contract that is not a Company Material Contract such that such Contract becomes a Company Material Contract) or waive, release or assign any material right or claim thereunder, other than (1) any such action (excluding termination) with respect to any Company Material Contract of the type described in clause (i) of Section 4.15(a) (and for the avoidance of doubt, no other clause in such section), in each case, with customers in the ordinary course of business and (2) the expiration of any Company Material Contract in accordance with its terms or (C) enter into any Contract that is material to the businesses of the Company and its Subsidiaries, taken as a whole, and which requires or expressly purports to require a Consent from any Person in connection with the consummation of the transactions contemplated hereby;

(ix)           voluntarily terminate, suspend, abrogate, amend, let lapse or modify any material Company Permit in a manner materially adverse to the Company and its Subsidiaries, taken as a whole;

(x)            except as required by Company Employee Plans or Collective Bargaining Agreement as in effect as of the date of this Agreement, (A) grant any change in control, severance, retention or termination pay to (or amend any existing change in control, severance, retention or termination pay arrangement with) any of their respective current or former directors, officers, employees or individual consultants, (B) grant any Company Equity Awards, (C) take any action to accelerate the vesting of, or payment of, any compensation or benefit under any Company Employee Plan, (D) establish, adopt, amend or terminate any Company Employee Plan or Collective Bargaining Agreement, other than amendments of health or welfare benefit plans (excluding severance benefit plans) in the ordinary course of business consistent with past practice that would not increase the aggregate annual cost to the Company and its Subsidiaries of maintaining all Company Employee Plans that are health and welfare benefit plans (excluding severance benefit plans) by more than 3% in the aggregate for all such amendments, (E) increase the compensation, bonus opportunity or other benefits payable to any of their respective current or former directors, officers, or employees, other than (1) any annual merit increases in base compensation (and corresponding target bonus opportunity) for any officer or employee, provided that such increase shall not exceed 5% for any such individual at the level of Director or above and (2) any increases in base compensation and target bonus opportunity for promoted employees below the level of Vice President, and which, in the cases of items (1) and (2) above, (A) are done in the ordinary course of business consistent with past practice and (B) in the aggregate would not increase the annual cost to the Company and its Subsidiaries of such compensation by more than three percent (3%) in accordance with the annual operating budget previously provided to Parent, or (F) hire, promote or terminate without cause any member of Senior Leadership;

(xi)           make any material change in any method of financial accounting or financial accounting principles or practices, except for any such change required by reason of (or, in the reasonable good-faith judgment of the Company, advisable under) a change in GAAP or Regulation S-X under the 1934 Act (“Regulation S-X”), as approved by its independent public accountants;

(xii)          (A) make, change or revoke any material Tax election other than (y) in the ordinary course of business or (z) any entity classification election pursuant to Treasury Regulations Section 301.7701-3 or other election with respect to any acquired entity acquired by the Company or any of its Subsidiaries after the date of this Agreement, (B) change any annual Tax accounting period other than (y) in the ordinary course of business or (z) in order to conform a Tax accounting period of a Subsidiary to a taxable year ending on December 31, (C) change any material method of Tax accounting, (D) enter into any material closing agreement with respect to Taxes, (E) settle or surrender or otherwise concede, terminate or resolve any material Tax claim, audit, investigation or assessment, in each case, for an amount materially in excess of amounts reserved in accordance with GAAP, or (F) apply for a ruling from any Taxing Authority (it being understood and agreed that, notwithstanding any other provisions of this Agreement to the contrary, none of the covenants set forth in clauses (i) through (xi), (xiii), (xv) or (xvi) shall be considered to relate to Tax compliance (other than clause (xvi) insofar as it relates to this clause (xii) or clause (xiv)).

(xiii)         settle or compromise any claim, action, suit, investigation or proceeding involving or against the Company or any of its Subsidiaries that would reasonably be expected to have a material effect on the business of the Company or the combined business of the Company and Parent after the Closing Date (including any action, suit, investigation, or proceeding involving or against any employee, officer or director of the Company or any of its Subsidiaries in their capacities as such), other than any settlement or compromise that (A) does not involve payments (contingent or otherwise) by the Company or any of its Subsidiaries in excess of (x) $1 million individually or (y) $5 million in the aggregate, in the case of (y), over the aggregate amount reflected or reserved against in the most recent balance sheets (or the notes thereto) included in the Company SEC Documents relating to such claims, actions, suits, investigations or proceedings, and (B) does not involve any finding or admission of a violation of Applicable Law by the Company, Parent or their respective Affiliates or any material non-monetary relief or obligations; provided, that this clause (xiii) shall not apply with respect to any claim, action, suit, investigation or proceeding (A) in respect of Taxes (which claims, actions, suits, investigations or proceedings shall be governed exclusively by clause (xii)) or (B) brought by the stockholders of the Company against the Company and/or its directors relating to this Agreement and the transactions contemplated hereby, including the Mergers (which shall be governed exclusively by Section 8.07);

(xiv)        take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to (A) prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (B) cause the stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code;

(xv)         (A) license or grant any rights under, sublicense, modify, terminate, sell, transfer, assign, create or incur any Lien on, or otherwise dispose of any material Company Intellectual Property other than Permitted Liens and non-exclusive licenses granted to customers in the ordinary course of business, or (B) permit any material Company Registered IP to lapse, expire or become abandoned prior to the end of the applicable term of such Company Registered IP, or otherwise fail to take any action necessary to maintain, enforce or protect any material Company Intellectual Property, in each case, consistent with past practice; or

(xvi)        agree, resolve or commit to do any of the foregoing.

(c)            Anything to the contrary set forth in this Agreement notwithstanding, the Company shall not, and shall cause its Affiliates not to, directly or indirectly (whether by merger, consolidation or otherwise), acquire, purchase, lease or license or otherwise enter into a transaction with (or agree to acquire, purchase, lease or license or otherwise enter into a transaction with) any business, corporation, partnership, association or other business organization or division or part thereof that has one or more products, whether marketed or in development, that compete, or if commercialized would compete, with one or more material products or material services of Parent or any of its Subsidiaries, if doing so would reasonably be expected to (i) impose any material delay in the satisfaction of, or increase materially the risk of not satisfying, the conditions set forth in Section 9.01(c) (to the extent related to any Antitrust Law) or the conditions set forth in Section 9.01(h), (ii) materially increase the risk of any Governmental Authority entering an Order prohibiting or enjoining the consummation of the Mergers or (iii) otherwise prevent or materially delay the consummation of the Mergers (including the Debt Financing). The fact that a merger, acquisition or similar transaction requires approval under the Antitrust Laws shall not in and of itself restrict such transaction under this Section 6.01(c).

(d)           Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ businesses or operations, other than after Closing.

Section 6.02     No Solicitation by the Company.

(a)           From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement, except as otherwise set forth in this Section 6.02, the Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ respective directors and officers to not, and shall use its reasonable best efforts to cause its and its Subsidiaries’ other respective Representatives to not, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information) any inquiries regarding, or the making or submission of any Company Acquisition Proposal, (ii) (A) enter into or participate in any discussions or negotiations with any Third Party, (B) furnish to any Third Party any information, or (C) otherwise assist, participate in, knowingly facilitate or knowingly encourage any Third Party, in each case, in connection with or for the purpose of knowingly encouraging or facilitating, a Company Acquisition Proposal, (iii) approve, recommend or enter into, or publicly or formally propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Company Acquisition Proposal, (iv) (A) withdraw or qualify, amend or modify in any manner adverse to Parent the Company Board Recommendation, (B) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus or (C) recommend, adopt or approve or publicly propose to recommend, adopt or approve any Company Acquisition Proposal (any of the foregoing in this clause (iv), a “Company Adverse Recommendation Change”) or (v) take any action to make any “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws and regulations of the State of Delaware, including Section 203 of the DGCL, inapplicable to any Third Party or any Company Acquisition Proposal.

(b)           The foregoing notwithstanding, if at any time prior to the receipt of the Company Stockholder Approval (the “Company Approval Time”), the Board of Directors of the Company receives a bona fide written Company Acquisition Proposal made after the date of this Agreement that has not resulted from a violation of this Section 6.02, the Board of Directors of the Company, directly or indirectly through its Representatives, may (i) contact the Third Party that has made such Company Acquisition Proposal in order to ascertain facts or clarify terms for the sole purpose of the Board of Directors of the Company informing itself about such Company Acquisition Proposal and such Third Party and (ii) if the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Company Acquisition Proposal is or could reasonably be expected to lead to a Company Superior Proposal, (A) subject to compliance with this Section 6.02, engage in negotiations or discussions with such Third Party and (B) furnish to such Third Party and its Representatives and financing sources non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement that (1) does not contain any provision that would prevent the Company from complying with its obligation to provide disclosure to Parent pursuant to this Section 6.02 and (2) contains confidentiality and use provisions that, in each case, are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, that all such non-public information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, substantially concurrently with the time it is provided or made available to such Third Party. Nothing contained herein shall prevent the Board of Directors of the Company from (x) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the 1934 Act, or (y) making any required disclosure to the stockholders of the Company if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with Applicable Law; provided, that any such action or disclosure that constitutes a Company Adverse Recommendation Change shall be made in compliance with the applicable provisions of this Section 6.02. A “stop, look and listen” disclosure pursuant to Rule 14d-9(f) under the 1934 Act in connection with a tender or exchange offer shall not constitute a Company Adverse Recommendation Change.

(c)           The Company shall notify Parent as promptly as practicable (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Company Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries that, to the knowledge of the Company, has been or is reasonably likely to have been made in connection with any Company Acquisition Proposal, which notice shall be provided in writing and shall identify the Third Party making, and the material terms and conditions of, any such Company Acquisition Proposal or request. The Company shall thereafter (i) keep Parent reasonably informed, on a reasonably current basis, of any material changes in the status and details (or any changes to the type and amount of consideration) of any such Company Acquisition Proposal or request and (ii) as promptly as practicable (but in no event later than 24 hours after receipt) provide to Parent copies of any material written correspondence, proposals or indications of interest relating to the terms and conditions of such Company Acquisition Proposal or request provided to the Company or any of its Subsidiaries (as well as written summaries of any material oral communications relating to the terms and conditions of any Company Acquisition Proposal).

(d)           Anything in this Agreement to the contrary notwithstanding, prior to the Company Approval Time, in response to a Company Acquisition Proposal that the Board of Directors of the Company determines in good faith constitutes a Company Superior Proposal, the Board of Directors of the Company may, subject to compliance with this Section 6.02(d) and if the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel and a financial advisor, that the failure to take such action would be reasonably likely to be inconsistent with its duties under Applicable Law, (i) make a Company Adverse Recommendation Change and/or (ii) terminate this Agreement in accordance with Section 10.01(d)(iii); provided, that (A) the Company shall first notify Parent in writing at least five Business Days before taking such action that the Company intends to take such action, which notice shall include an unredacted copy of such proposal and a copy of any financing commitments (in the form provided to the Company) relating thereto (and, to the extent not in writing, the material terms and conditions thereof and the identity of the person making any such proposal), (B) the Company shall make its Representatives reasonably available to negotiate with Parent and its Representatives during such five Business Day notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, (C) upon the end of such notice period, the Board of Directors of the Company shall have considered in good faith any revisions to the terms of this Agreement committed to in writing by Parent, and shall have determined that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal if the revisions committed to in writing by Parent were to be given effect and (D) in the event of any change, from time to time, to any of the financial terms or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) of this proviso and a new notice period under clause (A) of this proviso shall commence each time, except each such notice period shall be three Business Days (instead of five Business Days), during which time the Company shall be required to comply with the requirements of this Section 6.02(d) anew with respect to each such additional notice, including clauses (A) through (D) above of this proviso.

(e)           Anything in this Agreement to the contrary notwithstanding, at any time prior to the Company Approval Time, the Board of Directors of the Company may effect a Company Adverse Recommendation Change in response or relating to a Company Intervening Event if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law; provided, that (i) the Company shall first notify Parent in writing at least five Business Days before taking such action of its intention to take such action, which notice shall include a reasonably detailed description of such Company Intervening Event, (ii) if requested by Parent, the Company shall make its Representatives reasonably available to negotiate with Parent and its Representatives during such five Business Day period following such notice regarding any proposal by Parent to amend the terms of this Agreement in response to such Company Intervening Event, and (iii) the Board of Directors of the Company shall not effect any Company Adverse Recommendation Change involving or relating to a Company Intervening Event unless, after the five Business Day period described in the foregoing clause (ii), the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel and taking into account any written commitment by Parent to amend the terms of this Agreement during such five Business Day period, that the failure to take such action would continue to be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law.

(f)            The Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any Third Party conducted prior to or ongoing as of the date of this Agreement with respect to any actual or potential (including if such discussions or negotiations were for the purpose of soliciting any) Company Acquisition Proposal or with respect to any indication, proposal or inquiry that could reasonably be expected to lead to a Company Acquisition Proposal and shall use its reasonable best efforts to cause any such Third Party (and any of its Representatives) in possession of confidential information about the Company or any of its Subsidiaries that was furnished by or on behalf of the Company in connection with such discussions or negotiations to return or destroy all such information.

Section 6.03     Financing Assistance.

(a)           Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use its and their commercially reasonable efforts to provide such cooperation that is customary as may be reasonably requested by Parent to assist Parent in arranging, obtaining or syndicating the Debt Financing (which for purposes of this Section 6.03 shall be deemed to include any debt financing, other than the Debt Financing, pursued by Parent, any wholly owned Subsidiary of Parent or any Merger Sub to consummate the transactions contemplated hereby (an “Alternate Debt Financing”)) (provided, that such requested cooperation does not unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries or require the Company or any of its Subsidiaries to waive or amend any terms of this Agreement), including using commercially reasonable efforts to:

(i)            reasonably cooperate with the customary marketing efforts or due diligence efforts of Parent in connection with all or any portion of the Debt Financing, including making available members of the management team with appropriate seniority and expertise to assist in preparation for and to participate in a mutually agreed number (on reasonable notice) of virtual meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with proposed lenders, underwriters, initial purchasers, placement agents, investors and rating agencies;

(ii)           on reasonable notice comment on customary offering memoranda, rating agency presentations, bank information memoranda, lender and investor presentations, road show materials, confidential information memoranda, registration statements, prospectuses, prospectus supplements, private placement memoranda, and similar documents customarily required in connection with the Debt Financing, including the marketing and syndication thereof;

(iii)          cause the Company’s independent accountants and/or auditors to provide customary cooperation with the Debt Financing;

(iv)          (A) to the extent customary for Parent to prepare marketing materials for any Debt Financing of the applicable type, furnish Parent and the applicable Financing Sources with (1) audited consolidated statements of financial position and related audited statements of operations and comprehensive income (loss), stockholders’ equity and cash flows of the Company for each of the three fiscal years most recently ended more than sixty (60) days prior to the Closing Date, and (2) unaudited consolidated statements of financial position and related unaudited consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows of the Company for each subsequent interim quarterly period ended more than 40 days prior to the Closing Date, in the case of each of clauses (A)(1) and (A)(2), prepared in accordance with GAAP and (B) furnish Parent and its Financing Sources with such other customary information relating to the Company and its Subsidiaries that is reasonably requested by Parent and is customarily required in marketing materials for Debt Financings of the applicable type;

(v)           provide to Parent and the Financing Sources promptly all documentation and other information about the Company and its Subsidiaries required by the Financing Sources or regulatory authorities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, that is required under any Debt Financing to the extent such documentation and other information is requested in writing to the Company at least ten Business Days prior to the Closing Date;

(vi)          subject to customary confidentiality provisions and disclaimers, provide customary authorization letters to the Financing Sources authorizing the distribution of information pertaining to the Company and its Subsidiaries to prospective lenders or investors and including customary representations with respect to the absence of material non-public information in any “public side” information and a customary “10b-5” representation with respect to any information pertaining to the Company or its Subsidiaries;

(vii)         facilitate the payoff, discharge and termination in full substantially concurrently with Closing of obligations outstanding under the Credit Agreement (including, without limitation, using commercially reasonable efforts to facilitate the calculation of the amounts required to effect the payoff and termination of the Credit Agreement in full at Closing no less than three Business Days prior thereto); provided that (A) neither the Company nor any of its Subsidiaries shall have any obligation to make any payment in respect of the foregoing unless and until the Closing occurs and it being understood that at the Closing, Parent and its Subsidiaries shall provide the Company and its Subsidiaries with the funds necessary for the Company to actually effect such payoff and termination and (B) no such action shall be required unless it can be and is conditioned on the occurrence of the Closing; and

(viii)        consent to the reasonable use of trademarks and logos of the Company or any of its Subsidiaries solely in connection with the Debt Financing; provided, that such trademarks and logos are used solely in a manner that is not intended to or is reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(b)           The foregoing notwithstanding, neither the Company nor any of its Subsidiaries shall be required to: (i) take or permit the taking of any action pursuant to Section 6.03(a) that (A) would require the Company, its Subsidiaries or any Persons who are directors or officers of the Company or its Subsidiaries (other than in their capacities as such upon and after the Closing) to enter into or approve any definitive financing or purchase agreement for the Debt Financing effective prior to the Closing, pass resolutions or consents to approve or authorize the execution of the Debt Financing, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, in each case, that is effective prior to the Closing, or that would be effective if the Closing does not occur (other than the customary authorization letters referred to above), (B) would cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries (unless waived by Parent), (C) would require the Company or any of its Subsidiaries to pay any commitment or other similar fee prior to the Closing or incur any other expense, liability or obligation in connection with the Debt Financing prior to the Closing, (D) could reasonably be expected to cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability in their capacity as such, (E) conflict with the organizational documents of the Company or its Subsidiaries or any Applicable Law or (F) could reasonably be expected to result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which the Company or any of its Subsidiaries is a party; (ii) provide access to or disclose information that the Company or any of its Subsidiaries reasonably determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries, (provided, that the Company or such Subsidiary has disclosed that information is being withheld (to the extent doing so would not jeopardize such privilege) and used commercially reasonable efforts to disclose the substance of such information without jeopardizing such privilege); (iii) prepare (A) any IFRS financial statements or reconciliations or otherwise provide financial information in a format other than in accordance with GAAP (provided, that the Company and its Subsidiaries will use commercially reasonable efforts to provide information reasonably necessary for Parent’s preparation of any such reconciliations or information) or (B) any other financial statements or information that are not reasonably available to it or that are not capable of being prepared by it without undue burden or otherwise with the use of commercially reasonable efforts (other than the customary authorization letters referred to above); (iv) enter into any instrument or agreement with respect to the Debt Financing that is effective prior to the occurrence of the Closing or that would be effective if the Closing does not occur; (v) prepare any projections or pro forma financial statements (provided that the Company and its Subsidiaries will use commercially reasonable efforts to reasonably cooperate with Parent’s preparation of any such projections or pro forma financial statements); or (vi) deliver or cause to be delivered any opinion of counsel in connection with the Debt Financing. Nothing contained in this Section 6.03 or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing.

(c)           Parent and Merger Subs shall, on a joint and several basis, promptly on written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the Debt Financing or satisfying its obligations under this Section 6.03, whether or not the Mergers are consummated or this Agreement is terminated (excluding, for the avoidance of doubt, the costs of the preparation of any annual or quarterly financial statements of the Company to the extent prepared in the ordinary course of its financial reporting practice). Parent and Merger Subs shall, on a joint and several basis, indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses, claims, damages, liabilities, reasonable out-of-pocket costs, reasonable out-of-pocket attorneys’ fees, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) suffered or incurred in connection with the Debt Financing or otherwise in connection with any action taken by the Company, any of its Subsidiaries or any of their respective Representatives pursuant to this Section 6.03 (other than the use of any information provided by the Company, any of its Subsidiaries or any of their respective Representatives in writing for use in connection with the Debt Financing) whether or not the Mergers are consummated or this Agreement is terminated, except in the event such losses, claims, damages, liabilities, reasonable out-of-pocket costs reasonable out-of-pocket attorneys’ fees, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) arise out of or result from the gross negligence or willful misconduct of the Company or its Subsidiaries in fulfilling their obligations pursuant to this Section 6.03.

(d)          Anything to the contrary in this Agreement notwithstanding, (i) the parties hereto acknowledge and agree that the provisions contained in this Section 6.03 represent the sole obligation of the Company, its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Parent, Bidco or either Merger Sub with respect to the transactions contemplated by this Agreement and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations, (ii) the Company’s breach of any of the covenants required to be performed by it under this Section 6.03 shall not be considered in determining the satisfaction of the condition set forth in Section 9.02(a) unless such breach is the primary cause of Parent being unable to obtain Debt Financing required to consummate the Mergers and (iii) the receipt and availability of any funds or financing is not a condition to Closing under this Agreement nor is it a condition to Closing under this Agreement for Parent to obtain all or any portion of the Debt Financing or any other financing. The Company will be deemed to be in compliance with this Section 6.03 unless and until (i) Parent provides written notice to the Company of any alleged failure to comply with this Section 6.03, which notice includes reasonable detail regarding the cooperation required by the Company to cure such alleged failure (which notice shall not require the Company to provide any cooperation that it would not otherwise be required to provide under this Section 6.03) and (ii) the Company fails to take the actions specified in such notice prior to the earlier of (x) five (5) Business Days after receipt thereof and (y) the date that the conditions set forth in Article IX (other than conditions that, by their nature, can only be satisfied at the Closing (but subject to such conditions being able to be satisfied at Closing)) are satisfied.

(e)           All confidential information provided by the Company, its Subsidiaries and their respective Representatives shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent shall be permitted to disclose such information as applicable to any number of Financing Sources as would be reasonable and customary in connection with any Debt Financing; provided, that all confidential information shared with Financing Sources shall be kept confidential and otherwise treated in accordance with the Confidentiality Agreement or other confidentiality obligations that are substantially similar to those contained in the Confidentiality Agreement (which, with respect to the Financing Sources, may be satisfied by customary confidentiality undertakings in the context of customary syndication practices from Financing Sources and ratings agencies).

Article VII
Covenants of Parent, Bidco and Merger Subs

Section 7.01        Conduct of Parent.

(a)            From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement, except (w) as prohibited or required by Applicable Law, (x) in connection with any action reasonably taken, or reasonably omitted to be taken, in connection with COVID-19 or any COVID-19 Measures (provided, that, with respect to actions taken or omitted to be taken in reliance on this clause (x), to the extent permitted under Applicable Law and practicable under the circumstances, Parent shall provide prior notice to and consult in good faith with the Company prior to taking such action), (y) as set forth in Section 7.01 of the Parent Disclosure Schedule, or (z) as otherwise required or expressly contemplated by this Agreement, unless the Company shall have given its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business; provided, that (i) no action by Parent or any of its Subsidiaries to the extent expressly permitted by an exception to any of Section 7.01(b)(i) through Section 7.01(b)(vi) shall be a breach of this sentence and (ii) Parent’s or any of its Subsidiaries’ failure to take any action prohibited by any of Section 7.01(b)(i) through Section 7.01(b)(vi) by virtue of the Company’s failure to consent to such action shall not be deemed to be a breach of this Section 7.01(a).

(b)            From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement, except (w) as prohibited or required by Applicable Law, (x) in connection with any action reasonably taken, or reasonably omitted to be taken, in connection with COVID-19 or any COVID-19 Measures (provided, that, with respect to actions taken or omitted to be taken in reliance on this clause (x), to the extent permitted under Applicable Law and practicable under the circumstances, Parent shall provide prior notice to and consult in good faith with the Company prior to taking such action), (y) as set forth in Section 7.01 of the Parent Disclosure Schedule, or (z) as otherwise required or expressly contemplated by this Agreement, without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall cause each of its Subsidiaries not to:

(i)            adopt or propose any change (A) to the Parent Organizational Documents that would (x) adversely impact the holders of Parent Ordinary Shares (including holders of Company Common Stock that will become holders of Parent ADSs as a result of the First Merger) or (y) increase the risk of not satisfying the conditions set forth in Section 9.01 or Section 9.02 or otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement, or (B) the organizational documents of Bidco or either Merger Sub;

(ii)            (A) split, combine or reclassify any shares of Parent, (B) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of Parent, other than regular cash dividends in the ordinary course of business consistent with past practice (including with respect to the timing of declaration, and the record and payment dates) in an amount not to exceed £0.10 per Parent Ordinary Share in any 12-month period (appropriately adjusted to reflect any stock dividends, subdivisions, splits, combinations or other similar events relating to the Parent Ordinary Shares), or (C) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of the Equity Securities of Parent, other than repurchases of Parent Ordinary Shares or Existing Parent ADSs (whether directly by Parent or by a third party employee benefit trust funded by Parent) in connection with the exercise, vesting or settlement of Parent Equity Awards (including in satisfaction of any amounts required to be deducted or withheld under Applicable Law), in each case outstanding as of the date of this Agreement in accordance with the present terms of such Parent Equity Awards or granted after the date of this Agreement to the extent permitted by this Agreement;

(iii)            issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of Parent or any securities convertible into or exchangeable for any such shares or any rights, warrants or options to acquire any such shares or convertible securities, other than (A) the issuance of any shares of Parent Ordinary Shares or Existing Parent ADSs on the exercise, vesting or settlement of Parent Equity Awards, (B) the grant of Parent Equity Awards to employees, directors or individual independent contractors of Parent or any of its Subsidiaries pursuant to Parent’s equity compensation plans or (C) in connection with the Parent ADS Issuance;

(iv)            (A) sell substantially all of the consolidated assets of Parent, (B) adopt a plan of complete or partial liquidation or dissolution or (C) enter into a business combination transaction pursuant to which the pre-transaction Parent Ordinary Shares as of the closing of such transaction no longer represent a majority of the outstanding voting power of Parent or its successor or, if there is a publicly traded parent company directly or indirectly holding Parent or its successor as a result of the transaction, of the publicly traded company;

(v)            take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to (A) prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (B) cause the stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code; or

(vi)            agree, resolve or commit to do any of the foregoing.

(c)          Anything to the contrary set forth in this Agreement notwithstanding, Parent shall not, and shall cause its Affiliates not to, directly or indirectly (whether by merger, consolidation or otherwise), acquire, purchase, lease or license or otherwise enter into a transaction with (or agree to acquire, purchase, lease or license or otherwise enter into a transaction with) any business, corporation, partnership, association or other business organization or division or part thereof that has one or more products, whether marketed or in development, that compete, or if commercialized would compete, with one or more material products or material services of the Company or any of its Subsidiaries, if doing so would reasonably be expected to (i) impose any material delay in the satisfaction of, or increase materially the risk of not satisfying, the conditions set forth in Section 9.02(c) (to the extent related to any Antitrust Law) or the conditions set forth in Section 9.01(h), (ii) materially increase the risk of any Governmental Authority entering an Order prohibiting or enjoining the consummation of the Mergers or (iii) otherwise prevent or materially delay the consummation of the Mergers (including the Debt Financing). The fact that a merger, acquisition or similar transaction requires approval under the Antitrust Laws shall not in and of itself restrict such transaction under this Section 7.01(c).

Section 7.02         No Solicitation by Parent.

(a)            From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement, except as otherwise set forth in this Section 7.02, Parent shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ respective directors and officers to not, and shall use its reasonable best efforts to cause its and its Subsidiaries’ other respective Representatives to not, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information) any inquiries regarding, or the making or submission of any Parent Acquisition Proposal, (ii) (A) enter into or participate in any discussions or negotiations with any Third Party, (B) furnish to any Third Party any information, or (C) otherwise assist, participate in, knowingly facilitate or knowingly encourage any Third Party, in each case, in connection with or for the purpose of knowingly encouraging or facilitating, a Parent Acquisition Proposal, (iii) approve, recommend or enter into, or publicly or formally propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Parent Acquisition Proposal, (iv) (A) withdraw or qualify, amend or modify in any manner adverse to the Company the Parent Board Recommendation, (B) fail to include the Parent Board Recommendation in the Parent Circular or (C) recommend, adopt or approve or publicly propose to recommend, adopt or approve any Parent Acquisition Proposal (any of the foregoing in this clause (a), a “Parent Adverse Recommendation Change” ) or (v) take any action to make any “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws and regulations, inapplicable to any Third Party or any Parent Acquisition Proposal.

(b)            The foregoing notwithstanding, if at any time prior to the receipt of the Parent Shareholder Approval (the “Parent Approval Time”), the Board of Directors of Parent receives a bona fide written Parent Acquisition Proposal made after the date of this Agreement that has not resulted from a violation of this Section 7.02, the Board of Directors of Parent, directly or indirectly through its Representatives, may (i) contact the Third Party that has made such Parent Acquisition Proposal in order to ascertain facts or clarify terms for the sole purpose of the Board of Directors of Parent informing itself about such Parent Acquisition Proposal and such Third Party and (ii) if the Board of Directors of Parent determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Parent Acquisition Proposal is or could reasonably be expected to lead to a Parent Superior Proposal, (A) subject to compliance with this Section 7.02, engage in negotiations or discussions with such Third Party and (B) furnish to such Third Party and its Representatives and financing sources non-public information relating to Parent or any of its Subsidiaries pursuant to a confidentiality agreement that (1) does not contain any provision that would prevent Parent from complying with its obligation to provide disclosure to the Company pursuant to this Section 7.02 and (2) contains confidentiality and use provisions that, in each case, are no less favorable in the aggregate to Parent than those contained in the Confidentiality Agreement; provided, that all such non-public information (to the extent that such information has not been previously provided or made available to the Company) is provided or made available to the Company, as the case may be, substantially concurrently with the time it is provided or made available to such Third Party. Nothing contained herein shall prevent the Board of Directors of Parent from (x) complying with either Rule 14e-2(a) under the 1934 Act or the U.K. Code, in each case, with regard to a Parent Acquisition Proposal, or (y) making any required disclosure to the shareholders of Parent, either if required by the UK Panel on Takeovers and Mergers, or otherwise if the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with Applicable Law; provided, that any such action or disclosure that constitutes a Parent Adverse Recommendation Change shall be made in compliance with the applicable provisions of this Section 7.02. A “stop, look and listen” disclosure pursuant to Rule 14d-9(f) under the 1934 Act in connection with a tender or exchange offer shall not constitute a Parent Adverse Recommendation Change.

(c)            Parent shall notify the Company as promptly as practicable (but in no event later than 24 hours) after receipt by Parent (or any of its Representatives) of any Parent Acquisition Proposal or any request for information relating to Parent or any of its Subsidiaries that, to the knowledge of Parent, has been or is reasonably likely to have been made in connection with any Parent Acquisition Proposal, which notice shall be provided in writing and shall identify the Third Party making, and the material terms and conditions of, any such Parent Acquisition Proposal or request. Parent shall thereafter (i) keep the Company reasonably informed, on a reasonably current basis, of any material changes in the status and details (or any changes to the type and amount of consideration) of any such Parent Acquisition Proposal or request and (ii) as promptly as practicable (but in no event later than 24 hours after receipt) provide to the Company copies of any material written correspondence, proposals or indications of interest relating to the terms and conditions of such Parent Acquisition Proposal or request provided to Parent or any of its Subsidiaries (as well as written summaries of any material oral communications relating to the terms and conditions of any Parent Acquisition Proposal).

(d)            Anything in this Agreement to the contrary notwithstanding, prior to the Parent Approval Time, in response to a Parent Acquisition Proposal that the Board of Directors of Parent determines in good faith constitutes a Parent Superior Proposal, the Board of Directors of Parent may, subject to compliance with this Section 7.02(d) and if the Board of Directors of Parent determines in good faith, after consultation with Parent’s outside legal counsel and a financial advisor, that the failure to take such action would be reasonably likely to be inconsistent with its duties under Applicable Law, make a Parent Adverse Recommendation Change; provided, that (A) Parent shall first notify the Company in writing at least five Business Days before taking such action that Parent intends to take such action, which notice shall include an unredacted copy of such proposal and a copy of any financing commitments (in the form provided to Parent) relating thereto (and, to the extent not in writing, the material terms and conditions thereof and the identity of the person making any such proposal), (B) Parent shall make its Representatives reasonably available to negotiate with the Company and its Representatives during such five Business Day notice period, to the extent the Company wishes to negotiate, to enable the Company to propose revisions to the terms of this Agreement such that it would cause such Parent Superior Proposal to no longer constitute a Parent Superior Proposal, (C) upon the end of such notice period, the Board of Directors of Parent shall have considered in good faith any revisions to the terms of this Agreement committed to in writing by the Company, and shall have determined that the Parent Superior Proposal would nevertheless continue to constitute a Parent Superior Proposal if the revisions committed to in writing by the Company were to be given effect and (D) in the event of any change, from time to time, to any of the financial terms or any other material terms of such Parent Superior Proposal, Parent shall, in each case, have delivered to the Company an additional notice consistent with that described in clause (D) of this proviso and a new notice period under clause (D) of this proviso shall commence each time, except each such notice period shall be three Business Days (instead of five Business Days), during which time Parent shall be required to comply with the requirements of this Section 7.02(d) anew with respect to each such additional notice, including clauses (A) through (D) above of this proviso.

(e)            Anything in this Agreement to the contrary notwithstanding, at any time prior to the Parent Approval Time, the Board of Directors of Parent may effect a Parent Adverse Recommendation Change in response or relating to a Parent Intervening Event if the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law; provided, that (i) Parent shall first notify the Company in writing at least five Business Days before taking such action of its intention to take such action, which notice shall include a reasonably detailed description of such Parent Intervening Event, (ii) if requested by the Company, Parent shall make its Representatives reasonably available to negotiate with the Company and its Representatives during such five Business Day period following such notice regarding any proposal by the Company to amend the terms of this Agreement in response to such Parent Intervening Event, and (iii) the Board of Directors of Parent shall not effect any Parent Adverse Recommendation Change involving or relating to a Parent Intervening Event unless, after the five Business Day period described in the foregoing clause (ii), the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel and taking into account any written commitment by the Company to amend the terms of this Agreement during such five Business Day period, that the failure to take such action would continue to be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law.

(f)            Parent shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any Third Party conducted prior to or ongoing as of the date of this Agreement with respect to any actual or potential (including if such discussions or negotiations were for the purpose of soliciting any) Parent Acquisition Proposal or with respect to any indication, proposal or inquiry that could reasonably be expected to lead to a Parent Acquisition Proposal and shall use its reasonable best efforts to cause any such Third Party (and any of its Representatives) in possession of confidential information about Parent or any of its Subsidiaries that was furnished by or on behalf of Parent in connection with such discussions or negotiations to return or destroy all such information.

Section 7.03          Obligations of Merger Subs. Until the First Effective Time, Bidco shall at all times be the direct owner of all of the outstanding shares of capital stock of Merger Sub I and Merger Sub II. Parent shall take all action necessary to cause Bidco and each Merger Sub to perform its obligations under this Agreement and to consummate the Mergers on the terms and subject to the conditions set forth in this Agreement. Promptly following the execution of this Agreement, Parent, in its capacity as the sole or majority stockholder of Bidco, and Bidco, in its capacity as the sole stockholder of Merger Sub I and sole member of Merger Sub II, shall each execute and deliver a written consent approving and adopting this Agreement in accordance with the DGCL and DLLCA, as applicable.

Section 7.04         Director and Officer Liability.

(a)            For a period of not less than six years from the First Effective Time, Parent shall cause the First Surviving Corporation and the Surviving Company or any applicable Subsidiary thereof (collectively, the “D&O Indemnifying Parties”), to the fullest extent each such D&O Indemnifying Party is authorized or permitted by Applicable Law, to: (i) indemnify and hold harmless each person who is at the date of this Agreement, was previously, or during the period from the date of this Agreement through the date of the First Effective Time will be, serving as a director or officer of the Company (in the case of indemnification by the First Surviving Corporation and the Surviving Company) or any of its Subsidiaries (in the case of indemnification by such applicable Subsidiary) or, at the request or for the benefit of the Company or any of its Subsidiaries, as the case may be, as a director, trustee or officer of any other entity or any benefit plan maintained by the Company or any of its Subsidiaries, as the case may be (collectively, the “D&O Indemnified Parties”), as now or hereafter in effect, in connection with any D&O Claim and any losses, claims, damages, liabilities, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such D&O Claim; and (ii) promptly advance to such D&O Indemnified Party any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any D&O Claim in advance of the final disposition of such D&O Claim, including payment on behalf of or advancement to the D&O Indemnified Party of any Claim Expenses incurred by such D&O Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to the D&O Indemnifying Party’s receipt of a written undertaking by or on behalf of such D&O Indemnified Party to repay such Claim Expenses if it is ultimately determined under Applicable Law that such D&O Indemnified Party is not entitled to be indemnified. All rights to indemnification and advancement conferred hereunder shall continue as to a Person who has ceased to be a director or officer of the Company or any of its Subsidiaries after the date of this Agreement and shall inure to the benefit of such Person’s heirs, successors, executors and personal and legal representatives. As used in this Section 7.04: (x) the term “D&O Claim” means any threatened, asserted, pending or completed claim, action, suit, proceeding, inquiry or investigation, whether instituted by any party hereto, any Governmental Authority or any other Person, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to such D&O Indemnified Party’s duties or service (A) as a director, officer or employee of the Company or the applicable Subsidiary thereof at or prior to the First Effective Time (including with respect to any acts, facts, events or omissions occurring in connection with the approval of this Agreement, the Mergers or the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any D&O Claim relating thereto) or (B) as a director, trustee, officer or employee of any other entity or any benefit plan maintained by the Company or any of its Subsidiaries (for which such D&O Indemnified Party is or was serving at the request or for the benefit of the Company or any of its Subsidiaries) at or prior to the First Effective Time; and (y) the term “Claim Expenses” means reasonable out-of-pocket attorneys’ fees and all other reasonable out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, legal research, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in (including on appeal) any D&O Claim for which indemnification is authorized pursuant to this Section 7.04(a), including any action relating to a claim for indemnification or advancement brought by a D&O Indemnified Party. No D&O Indemnifying Party shall settle, compromise or consent to the entry of any judgment in any actual or threatened D&O Claim in respect of which indemnification has been sought by such D&O Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such D&O Indemnified Party from all liability arising out of such D&O Claim, or such D&O Indemnified Party consents thereto. Parent shall guarantee the foregoing obligations of the D&O Indemnifying Parties.

(b)            Without limiting the foregoing, Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the First Effective Time now existing in favor of the current or former directors, officers or employees of the Company or any of its Subsidiaries as provided in the Company Organizational Documents, similar organizational documents of the Company’s Subsidiaries and indemnification agreements of the Company and its Subsidiaries shall survive the Mergers and shall continue in full force and effect in accordance with their terms. For a period of not less than six years from the First Effective Time, Parent shall cause the organizational documents of the Surviving Company and its Subsidiaries to contain provisions no less favorable with respect to indemnification, advancement of expenses and limitations on liability of directors and officers than are set forth in the Company Organizational Documents, which provisions shall not be amended, repealed or otherwise modified for a period of at least six years from the First Effective Time in any manner that would affect adversely the rights thereunder of any individuals who, at or prior to the First Effective Time, were directors, officers or employees of the Company or any of its Subsidiaries. The Company may purchase (and pay in full the aggregate premium for) a six-year prepaid “tail” insurance policy (which policy by its express terms shall survive the Mergers) of at least the same coverage and amounts and containing terms and conditions that are no less favorable to the covered individuals as the Company’s and its Subsidiaries’ existing directors’ and officers’ insurance policy or policies with a claims period of six years from the First Effective Time for D&O Claims arising from facts, acts, events or omissions that occurred on or prior to the First Effective Time; provided, that the premium for such tail policy shall not exceed three hundred percent of the aggregate annual amounts currently paid by the Company and its Subsidiaries for such insurance (such amount being the “Maximum Premium”). If the Company fails to obtain such tail policy prior to the First Effective Time, Parent or the Surviving Company shall obtain such a tail policy; provided, that the premium for such tail policy shall not exceed the Maximum Premium; provided, further, that if such tail policy cannot be obtained or can be obtained only by paying aggregate annual premiums in excess of the Maximum Premium, Parent, the Company or the Surviving Company shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Maximum Premium. Parent and the Surviving Company shall cause any such policy (whether obtained by Parent, the Company or the Surviving Company) to be maintained in full force and effect, for its full term, and Parent shall cause the Surviving Company to honor all its obligations thereunder.

(c)            If any of Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving company, partnership or other Person of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as applicable, assume the obligations set forth in this Section 7.04.

Section 7.05         Employee Matters.

(a)            From the Closing Date through December 31 of the calendar year in which the Closing Date occurs (the “Benefits Continuation Period”), the Surviving Company shall provide, and Parent shall cause the Surviving Company to provide, to each employee who is employed by the Company and its Subsidiaries immediately prior to the First Effective Time, while such employee continues to be employed by the Surviving Company, Parent or any of Parent’s Subsidiaries (including Subsidiaries of the Surviving Company) during the Benefits Continuation Period (collectively, the “Affected Employees”) employee benefits (other than retention, change-in control, equity or other long-term incentive or other special or non-recurring compensation or benefits, pension benefits and post-employment health and welfare benefits) that are substantially comparable in the aggregate to the employee benefits (other than retention, change-in control, equity or other long-term incentive or other special or non-recurring compensation or benefits, pension benefits and post-employment health and welfare benefits) provided to such Affected Employee by the Company immediately prior to the First Effective Time. From the Closing Date through the first anniversary of the Closing Date, the Surviving Company shall, and Parent shall cause the Surviving Company, to (i) provide each Affected Employee with (A) an annual rate of base salary or wage rate, as applicable, that is no less favorable than that provided to such Affected Employee by the Company immediately prior to the First Effective Time, and (B) target annual cash and long-term equity incentive opportunities that are substantially comparable in the aggregate to those provided to such Affected Employee by the Company immediately prior to the First Effective Time, and (ii) maintain, without adverse amendment, that certain severance program set forth in Section 7.05(a) of the Company Disclosure Schedule.

(b)            With respect to any employee benefit plan in which any Affected Employee first becomes eligible to participate on or after the First Effective Time (each a “New Company Plans”), Parent shall (i) use commercially reasonable efforts to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Affected Employee under any New Company Plan that is a health or welfare plan in which such Affected Employee may be eligible to participate after the First Effective Time to the extent satisfied or waived under a comparable Company Employee Plan, (ii) recognize service of Affected Employees (to the extent credited by the Company or its Subsidiaries in any comparable Company Employee Plan) accrued prior to the First Effective Time for all purposes under (but not for the purposes of benefit accrual under any defined benefit pension plan or equity incentive compensation vesting) any New Company Plan in which such Affected Employees may be eligible to participate after the First Effective Time, provided, however, that in no event shall any credit be given to the extent it would result in the duplication of benefits for the same period of service, and (iii) if applicable, use commercially reasonable efforts to cause to be credited, in any New Company Plan that is a health plan in which Affected Employees participate, any deductibles or out-of-pocket expenses incurred by such Affected Employee and such Affected Employee’s beneficiaries and dependents in any comparable Company Employee Plan during the portion of the calendar year in which such Affected Employee first becomes eligible for the New Company Plan that occurs prior to such Affected Employee’s commencement of participation in such New Company Plan with the objective that there be no double counting during the first year of eligibility of such deductibles or out-of-pocket expenses.

(c)            The Company may provide to each employee who, immediately prior to the First Effective Time, is employed by the Company or a Subsidiary thereof and is eligible to participate in an annual bonus program of the Company or any of its Subsidiaries, a pro-rated portion of the annual bonus with respect to the portion of the applicable bonus year of the Closing that occurs prior to the Closing, which bonus shall be determined based on the greater of target or actual performance through the latest practicable date prior to the Closing Date, as determined by the Company prior to the First Effective Time.

(d)            Prior to the Closing Date, the Company shall take all actions that may be necessary or appropriate to terminate, as of the day immediately preceding the Closing Date, (i) the Company’s 401(k) Plan (the “Company 401(k) Plan”) and (ii) each other Company Employee Plan identified in Section 7.05(d) of the Company Disclosure Schedules; provided that such termination is permitted under Section 409A of the Code.  The Company shall provide Parent with evidence that such plan has been terminated (the form and substance of which shall be subject to review and reasonable comment by Parent) not later than two Business Days immediately preceding the Closing Date. In connection with the termination of the Company 401(k) Plan, Parent shall permit each Affected Employee who is a participant in the Company 401(k) Plan to (i) become a participant in a 401(k) plan of Parent or its Subsidiary that is an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) (the “Parent 401(k) Plan”) immediately after the Closing Date, subject to the terms and conditions of the Parent 401(k) Plan and (ii) subject to the terms and conditions of the Parent 401(k) Plan, to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in cash or a note (in the case of a participant loan) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Affected Employee from the Company 401(k) Plan to the Parent 401(k) Plan effective as of the Closing Date (provided that the foregoing shall not require the Parent 401(k) Plan to accept a rollover of more than one loan note per participant). Notwithstanding the foregoing, the Company shall not terminate the Company 401(k) Plan or any other Company Employee Plan identified in Section 7.05(d) of the Company Disclosure Schedules if, not later than five Business Days prior to the Closing Date, Parent requests that the Company not terminate the Company 401(k) Plan or such Company Employee Plan.

(e)            Notwithstanding anything in this Article VII to the contrary, Parent agrees that as of and following the Closing Date, Parent shall, or shall cause the Surviving Company to, comply with the terms and conditions, including with respect to compensation and benefits, required by any Collective Bargaining Agreement for the benefit of any Affected Employees who were covered by such Collective Bargaining Agreement immediately prior to the Closing Date.

(f)            Nothing contained in this Section 7.05 or elsewhere in this Agreement, express or implied (i) shall cause either Parent or any of its Affiliates to be obligated to continue to employ any Person, including any Affected Employees, for any period of time following the First Effective Time, (ii) shall prevent Parent or its Affiliates from revising, amending or terminating any Company Employee Plan, New Company Plan or any other employee benefit plan, program or policy in effect from time to time, (iii) shall be construed as an amendment of any Company Employee Plan, New Company Plan or any other employee benefit plan, program or policy in effect from time to time, or (iv) shall create any third-party beneficiary rights in any director, officer, employee or individual Person, including any present or former employee, officer, director or individual independent contractor of the Company or any of its Subsidiaries (including any beneficiary or dependent of such individual).

Article VIII
Covenants of Parent, Merger Subs and the Company

Section 8.01         Access to Information; Confidentiality.

(a)            All information furnished pursuant to this Agreement shall be subject to the Confidentiality Agreement, dated as of November 5, 2021 (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Confidentiality Agreement”), between Parent and the Company. On reasonable notice, during normal business hours during the period from the date of this Agreement to the earlier of the First Effective Time or the termination of this Agreement, solely in connection with the Mergers and the other transactions contemplated hereby or integration planning relating thereto, (i) the Company shall, and shall cause its Subsidiaries to, afford to Parent and its Representatives reasonable access to its properties, books, contracts and records and (ii) the Company shall, and shall cause its respective Subsidiaries to, make available to Parent all other information not made available pursuant to clause (i) of this Section 8.01(a) concerning its businesses, properties and personnel, in the case of each of clauses (i) and (ii), as the other party reasonably requests and in a manner so as to not unreasonably interfere with the normal business operations of the Company or any of its Subsidiaries. During such period described in the immediately preceding sentence, on reasonable notice and subject to Applicable Law and during normal business hours, the Company shall instruct its pertinent Representatives to reasonably cooperate with Parent in its review of any such information provided or made available pursuant to the immediately preceding sentence. No information or knowledge obtained in any review or investigation pursuant to this Section 8.01 shall affect or be deemed to modify any representation or warranty made by the Company or Parent pursuant to this Agreement.

(b)            To the extent reasonably necessary for the Company to confirm the accuracy of the representations of Parent, Bidco and each Merger Sub set forth in Article V and the satisfaction of the conditions precedent set forth in Section 9.03(a) and Section 9.03(b)), Parent shall, and shall cause its Subsidiaries to, afford to the Company and its Representatives reasonable access to its books, contracts and records and such other information as the Company may reasonably request, during normal business hours during the period from the date of this Agreement to the earlier of the First Effective Time or the termination of this Agreement, in a manner so as to not unreasonably interfere with the normal business operations of Parent or any of its Subsidiaries.

(c)            Anything to the contrary in this Section 8.01, Section 8.02 or Section 8.03 notwithstanding, none of the Company, Parent, nor any of their respective Subsidiaries shall be required to provide access to, disclose information to or assist or cooperate with the other party, in each case if such access, disclosure, assistance or cooperation (i) would, as reasonably determined based on the advice of outside counsel, jeopardize any attorney-client, attorney-work product or other similar privilege with respect to such information, (ii) would contravene any Applicable Law or Contract to which the applicable party is a subject or bound, (iii) would result in the disclosure of any valuations of the Company or Parent in connection with the transactions contemplated by this Agreement or any other sale process, (iv) would result in the disclosure of any information in connection with any litigation or similar dispute between the parties hereto or (v) would result in the disclosure of any trade secrets; provided, that the Company and Parent shall, and each shall cause its Subsidiaries to, use reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which such restrictions apply (including redacting such information (A) to remove references concerning valuation, (B) as necessary to comply with any Contract in effect on the date of this Agreement or after the date of this Agreement and (C) as necessary to address reasonable attorney-client, work-product or other privilege or confidentiality concerns) and to provide such information as to the applicable matter as can be conveyed. Each of the Company and Parent may, as each reasonably deems advisable and necessary, designate any competitively sensitive material provided to the other under this Section 8.01 or Section 8.02 as “Outside Counsel Only Material”. Such materials and the information contained therein shall be given only to the outside counsel of the recipient and, subject to any additional confidentiality or joint defense agreement the parties may mutually propose and enter into, shall not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel. The Company or Parent, as applicable, may provide any access required hereunder by electronic means if physical access is not reasonably feasible or would not be permitted under Applicable Law (including any COVID-19 Measures).

Section 8.02          Filings, Consents and Approvals.

(a)            Subject to the terms and conditions of this Agreement, each of the Company and Parent shall, and each shall cause its Subsidiaries to, use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Mergers and other transactions contemplated hereby as promptly as reasonably practicable, including (i) (A) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all Filings as are necessary, proper or advisable to consummate the Mergers and the other transactions contemplated hereby, (B) using reasonable best efforts to obtain, as promptly as practicable, and thereafter maintain, all Consents from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Mergers or other transactions contemplated hereby, and complying with the terms and conditions of each Consent (including by supplying as promptly as reasonably practicable any additional information or documentary material that may be requested pursuant to the HSR Act or other applicable Antitrust Laws), and (C) cooperating with the other parties hereto in their efforts to comply with their obligations under this Agreement, including in seeking to obtain as promptly as practicable any Consents necessary, proper or advisable to consummate the Mergers or the other transactions contemplated hereby and (ii) (A) defending any lawsuit or other legal proceeding, whether judicial or administrative, brought by any Governmental Authority or Third Party challenging this Agreement or seeking to enjoin, restrain, prevent, prohibit or make illegal consummation of the Mergers or any of the other transactions contemplated hereby and (B) contesting any Order that enjoins, restrains, prevents, prohibits or makes illegal consummation of the Mergers or any of the other transactions contemplated hereby.

(b)            Parent shall have the right to direct, devise and implement the strategy for obtaining any necessary Consent of any Governmental Authority that has authority to enforce any Antitrust Law, lead all meetings and communications (including any negotiations) with any Governmental Authority that has authority to enforce any Antitrust Law and control the defense and settlement of any litigation, action, suit, investigation or proceeding brought by or before any Governmental Authority that has authority to enforce any Antitrust Law. Parent shall consult with the Company in a reasonable manner and consider in good faith the view and comments of the Company in connection with the foregoing.

(c)            In furtherance and not in limitation of the foregoing, each of the Company and Parent shall, and each shall cause its Subsidiaries to, as promptly as practicable following (and in event within 20 Business Days of) the date of this Agreement, make all Filings with all Governmental Authorities that are necessary, proper or advisable under this Agreement or Applicable Law to consummate and make effective the Mergers and the other transactions contemplated hereby.

(d)            Subject to Applicable Laws relating to the sharing of information and the terms and conditions of the Confidentiality Agreement, each of the Company and Parent shall, and each shall cause its Subsidiaries to, cooperate and consult with each other in connection with the making of all Filings pursuant to this Section 8.02, and shall keep each other apprised on a current basis of the status of matters relating to the completion of the Mergers and the other transactions contemplated hereby, including: (i) (A) as far in advance as practicable, notifying the other party of, and providing the other party with an opportunity to consult with respect to, any Filing or communication or inquiry it or any of its Affiliates intends to make with any Governmental Authority other than a Taxing Authority (or any communication or inquiry it or any of its Affiliates intends to make with any Third Party in connection therewith) relating to the matters that are the subject of this Agreement, (B) providing the other party and its counsel, prior to submitting any such Filing or making any such communication or inquiry, a reasonable opportunity to review, and considering in good faith the comments of the other party and such other party’s Representatives in connection with any such Filing, communication or inquiry, and (C) promptly following the submission of such Filing or making of such communication or inquiry, providing the other party with a copy of any such Filing, communication or inquiry, if in written form, or, if in oral form, a summary of such communication or inquiry; (ii) as promptly as practicable following receipt, furnishing the other party with a copy of any Filing or written communication or inquiry, or, if in oral form, a summary of any such communication or inquiry, it or any of its Affiliates receives from any Governmental Authority other than a Taxing Authority (or any communication or inquiry it receives from any Third Party in connection therewith) relating to matters that are the subject of this Agreement; and (iii) coordinating and reasonably cooperating with the other party in exchanging such information and providing such other assistance as the other party may reasonably request in connection with this Section 8.02. The Company, Parent or their respective Representatives shall notify and consult with the other party in advance of any meeting or conference (including by telephone or videoconference) with any Governmental Authority other than a Taxing Authority, or any member of the staff of any such Governmental Authority, in respect of any Filing, proceeding, investigation (including the settlement of any investigation), litigation or other inquiry regarding the Mergers or any of the other transactions contemplated hereby and, to the extent permitted by such Governmental Authority, enable the other party to participate. Materials provided to the other party pursuant to this Section 8.02 may be redacted to remove references concerning the valuation of Parent, the Company or any of their Subsidiaries.

(e)            Anything in this Agreement to the contrary notwithstanding, Parent, the Company and their respective Subsidiaries shall take, or cause to be taken, all actions and shall do, or cause to be done, all things necessary, proper or advisable to eliminate each and every impediment under any Antitrust Law that is asserted by any Governmental Authority, obtain the consent or cooperation of any other Person and permit and cause the satisfaction of the conditions set forth in Section 9.01(c) (to the extent related to any Antitrust Law) and Section 9.01(h), in each of the foregoing cases, to permit the Closing to occur as promptly as reasonably practicable and in any event prior to the End Date, including (i) proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate, and other disposition of or restrictions on the businesses, assets, properties, product lines, and equity or other business interests of, or changes to the conduct of business of, the Company, Parent, and their respective Subsidiaries, and taking all actions necessary or appropriate in furtherance of the foregoing; (ii) creating, terminating, unwinding, divesting or assigning, subcontracting or otherwise securing substitute parties for relationships, ventures, and contractual or commercial rights or obligations of the Company, Parent, and their respective Subsidiaries; and (iii) otherwise taking or committing to take any action that would limit Parent’s or its Subsidiaries’ freedom of action with respect to its operations, its ability to acquire any assets or businesses in the future, or its ability to retain, hold or continue, directly or indirectly, any businesses, assets, properties, product lines, and equity or other business interests, relationships, ventures or contractual rights and obligations of the Company, Parent, and their respective Subsidiaries; provided, however, that, Parent and its Subsidiaries shall not be required to propose, negotiate, commit to, effect or agree to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate, or other disposition of (i) businesses, assets, properties, or product lines of the Company, Parent, or any of their respective Subsidiaries, or any combination thereof, that in the aggregate generated total revenues in excess of an amount equal to 12.8% of the Company’s total revenues, in each case, in the twelve (12) month period ending December 31, 2020 (except that any revenues associated with businesses, assets, properties, or product lines of the Company to be divested in connection with any Required Sale shall be excluded from the calculation pursuant to this Section 8.02(e)(i)), or (ii) any rights to use or under Intellectual Property Rights related to the Terminix name or logo, other than rights to use the Terminix name or logo under any transitional license or transitional services agreement to a buyer of a business, asset, property or product line in connection with any of the actions described in this Section 8.02(e) (any of the foregoing, a “Burdensome Condition”). This Section 8.02(e) shall not permit the Company or any of its Subsidiaries to offer or take any such action described in this Section 8.02(e) without Parent’s prior written consent. Except as set forth in Section 8.12 and Section 8.12 of the Company Disclosure Schedule, Parent, the Company and their Subsidiaries shall not be required to agree to take or enter into any such action described in this Section 8.02(e) that is not conditioned upon, or that becomes effective prior to, the Closing. Anything to the contrary notwithstanding, Parent’s obligations to take or cause to take any actions described in Section 8.02(e) shall be subject to the right of Parent, in Parent’s good faith reasonable discretion, to take reasonable periods of time in order to advocate and negotiate with Governmental Authorities with respect to such actions.

Section 8.03          Certain Filings; SEC Matters.

(a)            As promptly as practicable following the date of this Agreement, (i) the Company shall prepare (with Parent’s reasonable cooperation) and file with the SEC a proxy statement relating to the Company Stockholder Meeting (together with all amendments and supplements thereto, the “Proxy Statement/Prospectus”) in preliminary form, (ii) Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a Registration Statement on Form F-4 which shall include the Proxy Statement/Prospectus (together with all amendments and supplements thereto, the “Form F-4”) relating to the registration of the Parent ADSs and the Parent Ordinary Shares represented thereby to be issued to the stockholders of the Company pursuant to the Parent ADS Issuance, (iii) Parent shall prepare and shall cause the ADS Depository to file with the SEC a Registration Statement on Form F-6 (together with all amendments and supplements thereto, the “Form F-6”) relating to the registration of the Parent ADSs to be issued to the stockholders of the Company pursuant to the Parent ADS Issuance, (iv) Parent shall prepare (with the Company’s reasonable cooperation) and submit to the FCA the Parent Prospectus and (v) Parent shall prepare (with the Company’s reasonable cooperation) and submit to the FCA a shareholder circular prepared under the Listing Rules relating to the Parent Shareholder Meeting (together with all amendments and supplements thereto, the “Parent Circular”) in draft form. The Proxy Statement/Prospectus, the Form F-4 and the Form F-6 shall comply as to form in all material respects with the applicable provisions of the 1933 Act, the 1934 Act and other Applicable Law, and the Parent Prospectus and the Parent Circular shall comply as to form in all material respects with the requirements of the Listing Rules, the Prospectus Regulation Rules, and other Applicable Law.

(b)            The Company and Parent shall cooperate with each other and use their respective reasonable best efforts (i) to have the Proxy Statement/Prospectus cleared by the SEC as promptly as practicable after its filing, (ii) to have the Form F-4 and the Form F-6 declared effective under the 1933 Act as promptly as practicable after its filing and keep the Form F-4 and Form F-6 effective for so long as necessary to consummate the Mergers, (iii) to have the Parent Prospectus formally approved by the FCA as promptly as practicable after its submission and (iv) to have the Parent Circular formally approved by the FCA as promptly as practicable after its submission. Each of the Company and Parent shall, as promptly as practicable after the receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Proxy Statement/Prospectus, the Form F-4, the Form F-6, the Parent Prospectus and the Parent Circular received by such party from the SEC, the FCA or any other Governmental Authority, including any request from the SEC for amendments or supplements to the Proxy Statement/Prospectus, the Form F-4 or the Form F-6 or any request from the FCA for amendments or supplements to the Parent Prospectus or the Parent Circular, and shall provide the other with copies of all material or substantive correspondence between it and its Representatives, on the one hand, and the SEC, the FCA or any other Governmental Authority, on the other hand, related to the foregoing. The foregoing notwithstanding, prior to filing the Form F-4 or the Form F-6 or mailing the Proxy Statement/Prospectus or Parent Circular, or making the Parent Prospectus available to the public or responding to any comments of the SEC or the FCA with respect thereto, each of the Company and Parent shall reasonably cooperate and provide the other party and its counsel a reasonable opportunity to review such document or response (including the proposed final version of such document or response) and consider in a commercially reasonable manner the comments of the other party or such other party’s Representatives in connection with any such document or response. None of the Company, Parent or any of their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC or the FCA, or any member of the staff thereof, in respect of the Proxy Statement/Prospectus, the Form F-4, the Form F-6 or the Parent Circular or the Parent Prospectus unless it consults with the other party in advance and, to the extent permitted by the SEC or the FCA, as applicable, allows the other party to participate. Parent shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the Form F–4 and the Form F-6, and the issuance of any stop order relating thereto or the suspension of the qualification of Parent ADSs or the Parent Ordinary Shares represented thereby for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(c)            Each of the Company and Parent shall use its reasonable best efforts to take any other action required to be taken by it under the 1933 Act, the 1934 Act, the Listing Rules, the DGCL, the CA 2006 and the rules of the NYSE in connection with the filing and distribution of the Proxy Statement/Prospectus, the Form F-4, the Form F-6, the Parent Prospectus and the Parent Circular, and the solicitation of proxies from the stockholders of the Company and the shareholders of Parent. Subject to Section 6.02, the Proxy Statement/Prospectus shall include the Company Board Recommendation, and, subject to Section 7.02, the Parent Circular shall include the Parent Board Recommendation.

(d)            Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under Applicable Law and the rules and policies of the NYSE and the SEC to enable the listing of the Parent ADSs being registered pursuant to the Form F-4 on the NYSE no later than the First Effective Time, subject to official notice of issuance. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(e)            Each of the Company and Parent shall, on request, furnish to the other all information, documents, submissions or comfort concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable party) stockholders or shareholders (including the Required Information) and such other matters as may be reasonably necessary or advisable in connection with any statement, Filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC, the FCA or the NYSE in connection with the Mergers and the other transactions contemplated by this Agreement, including the Proxy Statement/Prospectus, the Form F-4, the Form F-6, the Parent Prospectus and the Parent Circular, in each case having due regard to the planned timing of publication of such document, the requirements of the CA 2006, the FSMA, the Listing Rules, the Prospectus Regulation Rules, the FCA, the Admission and Disclosure Standards of the LSE and any other Applicable Law, and reasonable and customary requirements of Parent’s sponsor; provided, that neither party shall use any such information for any purposes other than those contemplated by this Agreement unless such party obtains the prior written consent of the other. In addition, each of the Company and Parent shall (i) use its reasonable best efforts to promptly provide information concerning it necessary to enable the Company and Parent to prepare required pro forma financial statements, working capital reports and related footnotes in connection with the preparation of the Proxy Statement/Prospectus, and Form F-4, the Parent Circular and the Parent Prospectus, (ii) assist with due diligence and, in the case of the Company, provide such information as Parent may reasonably request to enable Parent to prepare verification materials in relation to the preparation of the Parent Circular and the Parent Prospectus and (iii) enter into any agreement or execute any letter (including representation letters and letters of comfort) or other document which is customary and/or necessary in connection with the preparation of the Proxy Statement/Prospectus, Form F-4, the Parent Prospectus and the Parent Circular and, in each case, any amendment or supplement thereto or where such documents, information, and/or submissions are ancillary to the preparation of the Proxy Statement/Prospectus, the Form F-4, the Parent Circular or the Parent Prospectus. In addition, in relation to the Parent Prospectus, the Company shall use its reasonable best efforts to cause the Designated Director to provide a responsibility letter and duly completed director and officer questionnaire in a reasonable and customary form provided by Parent’s sponsor.

(f)            If at any time prior to the Election Deadline, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, is discovered by the Company or Parent that (i) should be set forth in an amendment or supplement to the Proxy Statement/Prospectus, or the Form F-4 or the Form F-6 so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) constitutes a material change or material new matter that would require a supplement to the Parent Circular under Applicable Law or the Listing Rules, the party that discovers such information shall promptly notify the other party hereto, and each party shall use reasonable best efforts to, and reasonably cooperate with the other to, promptly prepare and file with the SEC or submit to the FCA, as applicable, an appropriate amendment or supplement describing such information and, to the extent required under Applicable Law, disseminate such amendment or supplement to the stockholders of the Company and/or the shareholders of Parent, or (iii) constitutes a material change or material new matter that would require a supplement to the Parent Prospectus under Applicable Law or the Prospectus Regulation Rules, the party that discovers such information shall promptly notify the other party hereto, and each party shall use reasonable best efforts to, and reasonably cooperate with the other to, promptly prepare and file with the SEC or submit to the FCA, as applicable, an appropriate amendment or supplement describing such information and, to the extent required under Applicable Law, disseminate such amendment or supplement to the stockholders of the Company or the shareholders of Parent, as the case may be, or make available such amendment or supplement in accordance with the Prospectus Regulation Rules.

Section 8.04      Company Stockholder Meeting; Parent Shareholder Meeting.

(a)            As promptly as practicable following the effectiveness of the Form F-4 (but subject to Section 8.04(c)), the Company shall, in consultation with Parent, in accordance with Applicable Law and the Company Organizational Documents, (i) establish a record date for, duly call and give notice of a meeting of the stockholders of the Company entitled to vote on the adoption of this Agreement (the “Company Stockholder Meeting”) at which meeting the Company shall seek the Company Stockholder Approval (and will use reasonable best efforts to conduct “broker searches” in a manner to enable such record date to be held promptly following the effectiveness of the Form F-4), (ii) cause the Proxy Statement/Prospectus (and all other proxy materials for the Company Stockholder Meeting) to be mailed to its stockholders and (iii) duly convene and hold the Company Stockholder Meeting. Subject to Section 6.02, the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Company Stockholder Approval to be received at the Company Stockholder Meeting or any adjournment or postponement thereof, and shall comply with all legal requirements applicable to the Company Stockholder Meeting. The Company shall not, without the prior written consent of Parent, adjourn, postpone or otherwise delay the Company Stockholder Meeting; provided, that the Company may, without the prior written consent of Parent, adjourn or postpone the Company Stockholder Meeting (A) if the Company believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (1) solicit additional proxies necessary to obtain the Company Stockholder Approval or (2) distribute any supplement or amendment to the Proxy Statement/Prospectus that the Board of Directors of the Company has determined (which determination and subsequent distribution shall be made as promptly as practicable) in good faith after consultation with outside legal counsel is necessary under Applicable Law and for such supplement or amendment to be reviewed by the Company’s stockholders prior to the Company Stockholder Meeting (provided, that no such postponement or adjournment under this clause (2) may be to a date that is after the earlier of (I) the 10th Business Day before the End Date and (II) the 10th Business Day after the date of such distribution), (B) due to the absence of a quorum, (C) if and to the extent such postponement or adjournment of the Company Stockholder Meeting is required by an Order issued by any court or other Governmental Authority of competent jurisdiction in connection with this Agreement or (D) if the Parent Shareholder Meeting has been adjourned or postponed by Parent in accordance with Section 8.04(b), to the extent necessary to enable the Company Stockholder Meeting and the Parent Shareholder Meeting to be held within a single period of twenty-four consecutive hours as contemplated by Section 8.04(c). The foregoing notwithstanding, the Company may not, without the prior written consent of Parent, postpone or adjourn the Company Stockholder Meeting pursuant to clause (A)(1) or (B) of the immediately preceding sentence for a period of more than 10 Business Days on any single occasion or, on any occasion, to a date after the earlier of (x) 40 Business Days after the date on which the Company Stockholder Meeting was originally scheduled and (y) 10 Business Days before the End Date. Without the prior written consent of Parent, the matters contemplated by the Company Stockholder Approval shall be the only matters (other than matters of procedure and matters required by or advisable under Applicable Law to be voted on by the Company’s stockholders in connection therewith) that the Company shall propose to be voted on by the stockholders of the Company at the Company Stockholder Meeting.

(b)            As promptly as practicable following the date on which the Parent Circular is formally approved by the FCA (but subject to Section 8.04(c)), Parent shall, in consultation with the Company, in accordance with Applicable Law and the Parent Organizational Documents, (i) establish a record date for, duly convene and give notice of a meeting of the shareholders of Parent entitled to vote on the approval of this Agreement and the transactions contemplated hereby (the “Parent Shareholder Meeting”) at which meeting Parent shall seek the Parent Shareholder Approval, (ii) cause the Parent Circular (and all other proxy materials for the Parent Shareholder Meeting) to be mailed to its shareholders and (iii) duly hold the Parent Shareholder Meeting. Subject to Section 7.02, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Parent Shareholder Approval to be obtained at the Parent Shareholder Meeting or any adjournment or postponement thereof, and shall comply with all legal requirements applicable to the Parent Shareholder Meeting. Parent shall not, without the prior written consent of the Company, adjourn, postpone or otherwise delay the Parent Shareholder Meeting; provided, that Parent may, without the prior written consent of the Company, adjourn or postpone the Parent Shareholder Meeting (A) if Parent believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (1) solicit additional proxies necessary to obtain the Parent Shareholder Approval or (2) distribute any supplement to the Parent Circular that the Board of Directors of Parent has determined (which determination and subsequent distribution shall be made as promptly as practicable) in good faith after consultation with outside legal counsel is necessary under Applicable Law (including Rule 10.5.4 of the Listing Rules) and for such supplement to be reviewed by Parent’s shareholders prior to the Parent Shareholder Meeting (provided, that no such postponement or adjournment under this clause (2) may be to a date that is after the earlier of (I) the 10th Business Day before the End Date and (II) the 10th Business Day after the date of such distribution), (B) due to the absence of a quorum, (C) if and to the extent such postponement or adjournment of the Company Stockholder Meeting is required by an Order issued by any court or other Governmental Authority of competent jurisdiction in connection with this Agreement or (D) if the Company Stockholder Meeting has been adjourned or postponed by the Company in accordance with Section 8.04(a), to the extent necessary to enable the Company Stockholder Meeting and the Parent Shareholder Meeting to be held within a single period of twenty-four consecutive hours as contemplated by Section 8.04(c). The foregoing notwithstanding, Parent may not, without the prior written consent of the Company, postpone or adjourn the Parent Shareholder Meeting pursuant to clause (A)(1) or (B) of the immediately preceding sentence for a period of more than 10 Business Days on any single occasion or, on any occasion, to a date after the earlier of (x) 40 Business Days after the date on which the Parent Shareholder Meeting was originally scheduled and (y) 10 Business Days before the End Date. Without the prior written consent of the Company, the matters contemplated by the Parent Shareholder Approval shall be the only matters (other than matters of procedure and matters required by or advisable under Applicable Law to be voted on by Parent’s shareholders in connection therewith) that Parent shall propose to be voted on by the shareholders of Parent at the Parent Shareholder Meeting.

(c)            It is the intention of the parties that, and each of the parties shall reasonably cooperate and use their commercially reasonable efforts to cause, the date and time of the Company Stockholder Meeting and the Parent Shareholder Meeting be coordinated such that they occur on the same calendar day (and in any event as close in time as possible).

(d)            Any Company Adverse Recommendation Change or Parent Adverse Recommendation Change notwithstanding, the obligations of the Company and Parent under Section 8.03 and this Section 8.04 shall continue in full force and effect unless this Agreement is validly terminated in accordance with Article X.

Section 8.05      Public Announcements. The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release to be in the form agreed on by the Company and Parent prior to the execution of this Agreement. Following such initial press release, Parent and the Company shall consult with each other before issuing any additional press release, making any other public statement or scheduling any press conference, conference call or meeting with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference, conference call or meeting before such consultation (and, to the extent applicable, shall provide copies of any such press release, statement or agreement (or any scripts for any conference calls) to the other party and shall consider in good faith the comments of the other party); provided, that the restrictions set forth in this Section 8.05 shall not apply to any release or public statement (a) made or proposed to be made by the Company in compliance with Section 6.02 with respect to the matters contemplated by Section 6.02, or made or proposed to be made by Parent in response or related to any such release or public statement that is not in violation of Section 7.02, (b) made or proposed to be made by Parent in compliance with Section 7.02 with respect to the matters contemplated by Section 7.02, or made or proposed to be made by the Company in response or related to any such release or public statement that is not in violation of Section 6.02, (c) in connection with any dispute between the parties regarding this Agreement, the Mergers or the other transactions contemplated hereby or (d) if the information contained therein substantially reiterates (or is consistent with) previous releases, public disclosures or public statements made by the Company and/or Parent in compliance with this Section 8.05.

Section 8.06      Section 16 Matters. Prior to the First Effective Time, the Company shall take all such steps as may be required (to the extent permitted under Applicable Law) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.07      Transaction Litigation. Subject to the last sentence of this Section 8.07, each of the Company and Parent shall promptly notify the other of any stockholder or shareholder demands, litigations, arbitrations or other similar claims, actions, suits or proceedings (including derivative claims) commenced against it, its Subsidiaries and/or its or its Subsidiaries’ respective directors or officers relating to this Agreement or any of the transactions contemplated hereby or any matters relating thereto (collectively, “Transaction Litigation”) and shall keep the other party informed regarding any Transaction Litigation (including by promptly furnishing to the other party and such other party’s Representatives such information relating to such Transaction Litigation as may reasonably be requested). Each of the Company and Parent shall reasonably cooperate with the other in the defense or settlement of any Transaction Litigation, and shall give the other party the opportunity to consult with it regarding the defense and settlement of such Transaction Litigation, shall consider in good faith the other party’s advice with respect to such Transaction Litigation and shall give the other party the opportunity to participate (at the other party’s expense) in (but not control) the defense and settlement of such Transaction Litigation. Prior to the First Effective Time, other than with respect to any Transaction Litigation where the parties are adverse to each other or in the context of any Transaction Litigation related to or arising out of a Company Acquisition Proposal or a Parent Acquisition Proposal, neither the Company nor any of its Subsidiaries shall settle or offer to settle any Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Section 8.07, (a) in the event of any conflict with any other covenant or agreement contained in Section 8.02 that expressly addresses the subject matter of this Section 8.07, Section 8.02 shall govern and control, and (b) Section 8.07 shall be in addition to and not limit or otherwise modify the parties’ respective obligations under Section 6.02 or Section 7.02.

Section 8.08      Stock Exchange Delisting. Each of the Company and Parent agrees to cooperate with the other party in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NYSE and terminate its registration under the 1934 Act; provided, that such delisting and termination shall not be effective until the First Effective Time.

Section 8.09      Governance. Parent shall take all necessary corporate action to cause, effective at the First Effective Time, one individual (who shall be mutually agreed by the Company and Parent prior to the Closing) who currently serves on the board of directors of the Company to join the board of directors of Parent, subject to such individual accepting an offer from Parent to serve on the board of directors of Parent (the “Designated Director”).

Section 8.10      State Takeover Statutes. Each of Parent, Bidco, each Merger Sub and the Company shall (a) take all action necessary so that no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws or regulations, or any similar provision of the Company Organizational Documents or the Parent Organizational Documents, as applicable, is or becomes applicable to the Mergers or any of the other transactions contemplated hereby, and (b) if any such anti-takeover law, regulation or provision is or becomes applicable to the Mergers or any other transactions contemplated hereby, cooperate and grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 8.11      Certain Tax Matters.

(a)            Each of Parent and the Company shall use (and shall cause its Affiliates to use) its reasonable best efforts to cause the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and for an exception to the general rule of Section 367(a)(1) of the Code, and shall not take (and shall cause its Affiliates not to take) any action that could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying (A) as a “reorganization” within the meaning of Section 368(a) of the Code and (B) for an exception to the general rule of Section 367(a)(1) of the Code; provided, that nothing in this Section 8.11 shall prohibit any party from taking any action otherwise required by this Agreement.

(b)            Each of Parent and the Company shall use its reasonable best efforts and shall cooperate with one another to obtain the opinion referred to in Section 9.03(d) and any similar opinion required to be delivered in connection with the effectiveness of the Form F-4. In connection with the foregoing, (i) Parent shall (and shall cause Bidco and each Merger Sub to) deliver to Company Tax Counsel a duly executed letter of representation substantially in the form of the letter of representation included in Exhibit A, with such changes as may reasonably be agreed by Parent, the Company, and Company Tax Counsel (the “Parent Tax Certificate”), and (ii) the Company shall deliver to Company Tax Counsel a duly executed letter of representation substantially in the form of the letter of representation included in Exhibit B, with such changes as may reasonably be agreed by Parent, the Company, and Company Tax Counsel (the “Company Tax Certificate”), in the case of each of clause (i) and (ii), at such times as such counsel shall reasonably request (including on the effective date of the Form F-4 and at the Closing). Parent and the Company shall also provide such other information as reasonably requested by Company Tax Counsel for purposes of rendering any opinion described in this Section 8.11.

(c)            Provided that Company Tax Counsel delivers the opinion referred to in Section 9.03(d), Parent shall, and shall cause Bidco and the Surviving Company to, comply with the reporting requirements of Treasury Regulations Section 1.367(a)-3(c)(6) and shall use reasonable best efforts to make arrangements with each “five-percent transferee shareholder” of Parent within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii) that informs Parent that it intends to enter into, or has entered into, a gain recognition agreement with the IRS under Treasury Regulations Section 1.367(a)-8 with respect to the Mergers, if any, intended to ensure that such shareholder will be informed of any disposition of any property that would require the recognition of gain under such person’s gain recognition agreement entered into under Treasury Regulations Section 1.367(a)-8.

Section 8.12      Certain Post-Signing Transactions. The Company shall undertake the actions specified with respect to (a) the transaction set forth in Section 8.12(a) of the Company Disclosure Schedule (such transaction, the “First Required Sale”), (b) the transaction set forth in Section 8.12(b) of the Company Disclosure Schedule (such transaction, the “Second Required Sale” and, together with the First Required Sale, the “Required Sales”) and (c) the transaction set forth in Section 8.12(c) of the Company Disclosure Schedule, in each case, at the times or within the periods set out therein. Notwithstanding anything to the contrary herein, Parent shall not have any rights under this Agreement (including pursuant to Section 6.01 and Section 8.01) with respect to the businesses, assets, properties, or product lines of the Company to be divested in connection with the First Required Sale except to the extent set forth in this Section 8.12 and Section 8.12 of the Company Disclosure Schedule.

Article IX
Conditions to the Mergers

Section 9.01      Conditions to the Obligations of Each Party. The obligations of the Company, Parent, Bidco and each Merger Sub to consummate the Mergers are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by the Company and Parent) of the following conditions:

(a)            the Company Stockholder Approval shall have been obtained;

(b)            the Parent Shareholder Approval shall have been obtained;

(c)            no injunction or other Order shall have been issued by any court or other Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Mergers, and no Applicable Law shall have been enacted, entered or promulgated by any Governmental Authority that remains in effect and prohibits or makes illegal the consummation of the Mergers;

(d)            the Form F-4 and the Form F-6 shall have been declared effective, no stop order suspending the effectiveness of the Form F-4 or the Form F-6 shall be in effect and no proceedings for such purpose shall be pending before the SEC;

(e)            the Parent Prospectus, including any supplement or amendment thereto, shall have been approved by the FCA and made available to the public in accordance with the Prospectus Regulation Rules;

(f)            the Parent Circular, including any supplement or amendment thereto, shall have been approved by the FCA and made available to the shareholders of Parent in accordance with the Listing Rules and the Parent Organizational Documents;

(g)            (i) the Parent ADSs (and the Parent Ordinary Shares represented thereby) to be issued in the Parent ADS Issuance shall have been approved for listing on the NYSE, subject to official notice of issuance, (ii) the FCA shall have acknowledged to Parent or its agent (and such acknowledgement shall not have been withdrawn) that the application for the admission of the Parent Ordinary Shares represented by the Parent ADSs and, if required by the FCA, the application for the readmission of the Parent Ordinary Shares outstanding immediately prior to the First Effective Time to the premium segment of the Official List shall have been approved and (after satisfaction of any conditions to which such approval is expressed to be subject) shall become effective as soon as a dealing notice has been issued by the FCA and any such conditions upon which such approval is expressed to be subject having been satisfied, and (iii) the LSE shall have acknowledged to Parent or its agent (and such acknowledgement not having been withdrawn) that such Parent Ordinary Shares referred to in clause (ii) shall be admitted to trading on the LSE’s main market for listed securities; and

(h)            any applicable waiting period under the HSR Act shall have expired or been terminated.

Section 9.02      Conditions to the Obligations of Parent, Bidco and Each Merger Sub. The obligations of Parent, Bidco and each Merger Sub to consummate the Mergers are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Parent) of the following further conditions:

(a)            the Company shall have performed, in all material respects, all of its obligations hereunder required to be performed by it at or prior to the First Effective Time;

(b)            (i) the representations and warranties of the Company contained in Section 4.01, Section 4.02, Section 4.04(a), Section 4.05(b), Section 4.25, Section 4.26 and Section 4.27 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date); (ii) the representations and warranties of the Company contained in Section 4.05(a) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except for any de minimis inaccuracies, (iii) the representations and warranties of the Company contained in Section 4.10(a)(ii) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing; and (iv) the other representations and warranties of the Company contained in Article IV (disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except, in the case of this clause (iv) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(c)            Parent shall have received a certificate from an executive officer of the Company confirming the satisfaction of the conditions set forth in Section 9.02(a) and Section 9.02(b); and

(d)            The Company shall have completed (i) the First Required Sale and (ii) the Second Required Sale.

Section 9.03      Conditions to the Obligations of the Company. The obligations of the Company to consummate the Mergers are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by the Company) of the following further conditions:

(a)            each of Parent, Bidco and each Merger Sub shall have performed, in all material respects, all of its obligations hereunder required to be performed by it at or prior to the First Effective Time;

(b)            (i) the representations and warranties of Parent contained in Section 5.01, Section 5.02, Section 5.04(a) and Section 5.16 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date); (ii) the representations and warranties of Parent contained in Section 5.05(a) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except for any de minimis inaccuracies; (iii) the representations and warranties of Parent contained in Section 5.10(b) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing; and (iv) the other representations and warranties of Parent contained in Article V (disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except, in the case of this clause (iv) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(c)            the Company shall have received a certificate from an executive officer of Parent confirming the satisfaction of the conditions set forth in Section 9.03(a) and Section 9.03(b); and

(d)            the Company shall have received the opinion of Wachtell, Lipton, Rosen & Katz, or, if Wachtell, Lipton, Rosen & Katz is unable or unwilling to provide such opinion, Davis Polk & Wardwell LLP (whichever such firm delivers such opinion, “Company Tax Counsel”), dated as of the Closing Date, in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify (i) as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) for an exception to the general rule of Section 367(a)(1) of the Code. In rendering such opinion, Company Tax Counsel may rely on the Parent Tax Certificate, the Company Tax Certificate and such other information provided to it by Parent and/or the Company for purposes of rendering such opinion.

Article X
Termination

Section 10.01      Termination. This Agreement may be terminated and the Mergers and the other transactions contemplated hereby may be abandoned at any time prior to the First Effective Time (notwithstanding receipt of the Company Stockholder Approval or the Parent Shareholder Approval):

(a)          by mutual written agreement of the Company and Parent;

(b)          by either the Company or Parent, if:

(i)            the Mergers have not been consummated on or before September 13, 2022 (the “End Date”); provided, that (A) if on the End Date, the conditions to the Closing set forth in Section 9.01(c) (if the injunction, other Order or Applicable Law relates to Antitrust Laws) or Section 9.01(h) shall not have been satisfied, but all other conditions to the Closing shall have been satisfied (or in the case of (x) conditions that by their terms are to be satisfied at the Closing, such conditions shall be reasonably capable of being satisfied on such date and (y) Section 9.02(d), definitive agreements providing for each Required Sale shall have been executed prior to such date and each Required Sale shall be reasonably capable of being consummated prior to December 13, 2022) or waived, then the End Date may be extended by either Parent or the Company to December 13, 2022 (and all references to the End Date herein shall be as so extended), and (B) if on the End Date (as extended by subclause (A) of this proviso), the conditions to the Closing set forth in Section 9.01(c) (if the injunction, other Order or Applicable Law relates to Antitrust Laws) or Section 9.01(h) shall not have been satisfied, but all other conditions to the Closing shall have been satisfied (or in the case of (x) conditions that by their terms are to be satisfied at the Closing, such conditions shall be reasonably capable of being satisfied on such date and (y) Section 9.02(d), definitive agreements providing for each Required Sale shall have been executed prior to such date and each Required Sale shall be reasonably capable of being consummated prior to March 13, 2023) or waived, then the End Date as extended by subclause (A) of this proviso) may be extended by either Parent or the Company to March 13, 2023 (and all references to the End Date herein shall be as so extended); provided, further, that the right to terminate this Agreement or to extend the End Date, as applicable, pursuant to this Section 10.01(b)(i) shall not be available to any party whose material breach of any provision of this Agreement has been the proximate cause of the failure of the Mergers to be consummated by such time;

(ii)            a court or other Governmental Authority of competent jurisdiction shall have issued an injunction or other Order that permanently enjoins, prevents or prohibits the consummation of the Mergers and such injunction or other Order shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party whose breach of any provision of this Agreement has been the proximate cause of such injunction or other Order;

(iii)            the Company Stockholder Meeting (as it may be adjourned or postponed) at which a vote on the Company Stockholder Approval was taken shall have concluded and the Company Stockholder Approval shall not have been obtained; provided, that, unless the Parent Shareholder Approval shall have previously been obtained, the right to terminate this Agreement pursuant to this Section 10.01(b)(iii) shall not be available until 24 hours after the conclusion of such meeting.

(iv)            the Parent Shareholder Meeting (as it may be adjourned or postponed) at which a vote on the Parent Shareholder Approval was taken shall have concluded and the Parent Shareholder Approval shall not have been obtained; provided, that unless the Company Stockholder Approval shall have previously been obtained, the right to terminate this Agreement pursuant to this Section 10.01(b)(iv) shall not be available until 24 hours after the conclusion of such meeting; or

(c)          by Parent:

(i)            prior to the receipt of the Company Stockholder Approval, if (A) a Company Adverse Recommendation Change shall have occurred or (B) a tender or exchange offer subject to Regulation 14D under the 1934 Act that constitutes a Company Acquisition Proposal shall have been commenced (within the meaning of Rule 14d-2 under the Exchange Act) and the Company shall not have communicated to its stockholders, within ten Business Days after such commencement, a statement disclosing that the Company recommends rejection of such tender or exchange offer (or shall have withdrawn any such rejection thereafter), provided, that this Agreement may not be terminated pursuant to this Section 10.01(c)(i) if Parent, Bidco or either Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Parent, Bidco or either Merger Sub would cause any condition set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied; or

(ii)            if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause any condition set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by the Company within the earlier of (x) 45 days following written notice to the Company from Parent of such breach or failure to perform and (y) the End Date; provided, that this Agreement may not be terminated pursuant to this Section 10.01(c)(ii) if Parent, Bidco or either Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Parent, Bidco or either Merger Sub would cause any condition set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied.

(d)          by the Company:

(i)            prior to the receipt of the Parent Shareholder Approval, if (A) a Parent Adverse Recommendation Change shall have occurred or (B) an offer (as defined in the U.K. Code) that constitutes a Parent Acquisition Proposal shall have been commenced and Parent shall not have communicated to its shareholders, within ten Business Days after such commencement, a statement disclosing that Parent recommends rejection of such offer (or shall have withdrawn any such rejection thereafter), provided, that this Agreement may not be terminated pursuant to this Section 10.01(d)(i) if the Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by the Company would cause any condition set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied;

(ii)            if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent, Bidco or either Merger Sub set forth in this Agreement shall have occurred that would cause any condition set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by Parent, Bidco or either Merger Sub, as applicable, within the earlier of (x) 45 days following written notice to Parent from the Company of such breach or failure to perform and (y) the End Date; provided, that this Agreement may not be terminated pursuant to this Section 10.01(d)(ii) if the Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by the Company would cause any condition set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied; or

(iii)            prior to obtaining the Company Stockholder Approval, in order to enter into a definitive agreement providing for a Company Superior Proposal in accordance with, and subject to the terms and conditions of, Section 6.02; provided, that the Company shall not have a right to terminate pursuant to this Section 10.01(d)(iii) if such Company Superior Proposal resulted from a Willful Breach by the Company of Section 6.02 or Section 8.04(a).

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other party.

Section 10.02      Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any of its Affiliates or its or their respective stockholders or shareholders, as applicable, or Representatives) to the other parties hereto, except as provided in Section 10.03; provided, that, subject to Section 10.03(i), neither Parent nor the Company shall be released from any liabilities or damages arising out of any (i) fraud by any party or (ii) the Willful Breach of any covenant or agreement set forth in this Agreement. The provisions of Section 6.03(c), the first sentence of Section 8.01(a), this Section 10.02, Section 10.03, Article XI (other than Section 11.13, except to the extent that Section 11.13 relates to the specific performance of the provisions of this Agreement that survive termination) and Article I (to the extent related to the foregoing) shall survive any termination of this Agreement pursuant to Section 10.01. In addition, the termination of this Agreement shall not affect the parties’ respective obligations under the Confidentiality Agreement.

Section 10.03      Termination Payment.

(a)            If this Agreement is terminated (x) by Parent pursuant to Section 10.01(c)(i) or (y) by the Company pursuant to Section 10.01(d)(iii), then the Company shall pay to Parent (or its designee), in cash and by way of compensation, a payment in an amount equal to $200,000,000 (the “Company Termination Payment”) at or prior to, and as a condition to the effectiveness of, the termination of this Agreement in the case of a termination pursuant to Section 10.01(d)(iii) or as promptly as practicable (and, in any event, within three Business Days following such termination) in the case of a termination pursuant to Section 10.01(c)(i).

(b)            If (i) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) (without the Company Stockholder Approval having been obtained) or Section 10.01(b)(iii) or by Parent pursuant to Section 10.01(c)(ii) (without the Company Stockholder Approval having been obtained), (ii) prior to such termination and after the date of this Agreement, a Company Acquisition Proposal shall have been publicly announced or publicly made known and shall not have been publicly withdrawn and (iii) on or prior to the twelve (12) month anniversary of such termination of this Agreement (A) a transaction constituting a Company Acquisition Proposal is consummated or (B) a definitive agreement providing for a Company Acquisition Proposal is entered into by the Company or any of its Subsidiaries (in each case, whether or not such Company Acquisition Proposal is the same as the original Company Acquisition Proposal publicly made known or publicly announced prior to termination) that is subsequently consummated, then, the Company shall pay to Parent (or its designee) by way of compensation the Company Termination Payment no later than the consummation of such Company Acquisition Proposal; provided, that if the Company shall have actually paid the Company No Vote Reimbursement pursuant to Section 10.03(f), then only the incremental amount between the Company No Vote Reimbursement and the Company Termination Payment shall be payable. “Company Acquisition Proposal” for purposes of this Section 10.03(b) shall have the meaning assigned thereto in the definition thereof set forth in Section 1.01, except that references in the definition to “20%” shall be replaced by “50%”.

(c)            If this Agreement is terminated by the Company pursuant to Section 10.01(d)(i), then Parent shall pay to the Company (or its designee), in cash and by way of compensation within three (3) Business Days after the date of termination of this Agreement, a payment in an amount equal to $150,000,000 (the “Parent Termination Payment”), subject to any adjustment in accordance with Section 10.03(k).

(d)            If (i) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) (without the Parent Stockholder Approval having been obtained) or Section 10.01(b)(iv) or by the Company pursuant to Section 10.01(d)(ii) (without the Parent Stockholder Approval having been obtained), (ii) prior to such termination and after the date of this Agreement, a Parent Acquisition Proposal shall have been publicly announced or publicly made known and shall not have been publicly withdrawn and (iii) on or prior to the twelve (12) month anniversary of such termination of this Agreement (A) a transaction constituting a Parent Acquisition Proposal is consummated or (B) a definitive agreement providing for a Parent Acquisition Proposal is entered into by Parent or any of its Subsidiaries (in each case, whether or not such Parent Acquisition Proposal is the same as the original Parent Acquisition Proposal publicly made known or publicly announced prior to termination) that is subsequently consummated, then, Parent shall pay to the Company (or its designee) by way of compensation the Parent Termination Payment no later than the consummation of such Parent Acquisition Proposal, subject to any adjustment in accordance with Section 10.03(k); provided, that if Parent shall have actually paid the Parent No Vote Reimbursement pursuant to Section 10.03(e), then only the incremental amount between the Parent No Vote Reimbursement and the Parent Termination Payment shall be payable.

(e)            If this Agreement is terminated by the Company or Parent pursuant to Section 10.01(b)(iv), Parent shall pay to the Company (or its designee), in cash and by way of compensation within three (3) Business Days after the date of termination of this Agreement (or such other later date as the Company has notified in writing to Parent on the date of termination), a payment in an amount equal to $50,000,000 (the “Parent No Vote Reimbursement”), subject to any adjustment in accordance with Section 10.03(k); provided, that such amount shall be payable only if either (i) the Company Stockholder Approval shall have previously been obtained or (ii) (A) the condition to termination under Section 10.01(b)(iii) has not been satisfied at the time of such termination, (B) the Company has complied with Section 8.04(c) and (C) more than 24 hours has passed since the satisfaction of the condition to termination under Section 10.01(b)(iv).

(f)            If this Agreement is terminated by the Company or Parent pursuant to Section 10.01(b)(iii), the Company shall pay to Parent (or its designee), in cash and by way of compensation within three Business Days after the date of termination of this Agreement, a payment in an amount equal to $50,000,000 (the “Company No Vote Reimbursement”); provided, that such amount shall be payable only if either (i) the Parent Shareholder Approval shall have previously been obtained or (ii) (A) the condition to termination under Section 10.01(b)(iv) has not been satisfied at the time of such termination, (B) Parent has complied with Section 8.04(c) and (C) more than 24 hours has passed since the satisfaction of the condition to termination under Section 10.01(b)(iii).

(g)            If this Agreement is terminated by Parent or the Company pursuant to (i) Section 10.01(b)(i), and, at the time of such termination, the conditions to Closing set forth in Section 9.01(c) (if the injunction, other Order or Applicable Law relates to Antitrust Laws) or Section 9.01(h) shall not have been satisfied but all other conditions to Closing shall have been satisfied (or in the case of any conditions that by their terms are to be satisfied at the Closing, shall be reasonably capable of being satisfied on such date) or waived, or (ii) Section 10.01(b)(ii) if the injunction or other Order relates to Antitrust Laws, then Parent shall pay to the Company (or its designee), in cash and by way of compensation within three Business Days after the date of termination of this Agreement, the Parent Termination Payment, subject to any adjustment in accordance with Section 10.03(k).

(h)           Any payment of the Company Termination Payment or the Company No Vote Reimbursement (each, a “Company Payment”), or the Parent Termination Payment or the Parent No Vote Reimbursement (each, a “Parent Payment”) shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or the Company, as applicable. Any Company Payment or Parent Payment shall be made free and clear of and without deduction or withholding of any Taxes; provided:

(i)            in the case of any Company Payment, Parent has supplied the Company with a properly completed and executed IRS Form W-8BEN-E, on which the Company is entitled to rely, claiming the benefits of, and an exemption from withholding under, the income tax treaty between the United States and the United Kingdom prior to the payment of any Company Payment;

(ii)           in the case of any Company Payment, in the event that deductions or withholdings on account of U.S. federal income Taxes should have been made under applicable law, then Parent shall bear the cost of such Taxes;

(iii)          in the case of any Parent Payment, in the event that deductions or withholdings on account of UK income Tax should have been made under applicable law, then the Company shall bear the cost of such Taxes; and

(iv)          in the case of any Parent Payment, Parent may deduct or withhold any amounts in respect of VAT required or permitted to be withheld in accordance with the following provisions of this Section 10.03.

(i)            The parties agree and understand that (x) in no event shall the Company be required to pay the Company Termination Payment on more than one occasion or the Company No Vote Reimbursement on more than one occasion, in each case under any circumstances, and the Company No Vote Reimbursement shall be credited toward any subsequent payment of the Company Termination Payment, and in no event shall Parent be required to pay the Parent Termination Payment on more than one occasion (including, for the avoidance of doubt, if the Parent Termination Payment is payable pursuant to more than one provision of this Section 10.03) or the Parent No Vote Reimbursement on more than one occasion in each case under any circumstances, and the Parent No Vote Reimbursement shall be credited toward any subsequent payment of the Parent Termination Payment and (y) except in the case of fraud or Willful Breach by the other party of any covenant or agreement set forth in this Agreement, (i) in no event shall Parent be entitled, pursuant to this Section 10.03, to receive an amount greater than the Company Termination Payment and Company No Vote Reimbursement, as applicable (subject to the understanding that the Company No Vote Reimbursement is set off against the Company Termination Payment when the payment of the Company Termination Payment follows the payment of the Company No Vote Reimbursement under Section 10.03(b)), and any applicable additional amounts pursuant to the last two sentences of this Section 10.03(i) (such additional amounts, collectively, the “Parent Additional Amounts”), and (ii) in no event shall the Company be entitled, pursuant to this Section 10.03, to receive an amount greater than the Parent Termination Payment and the Parent No Vote Reimbursement, as applicable (subject to the understanding that the Parent No Vote Reimbursement is set off against the Parent Termination Payment when the payment of the Parent Termination Payment follows the payment of the Parent No Vote Reimbursement under Section 10.03(d)) and any applicable additional amounts pursuant to Section 6.03 and/or the last two sentences of this Section 10.03(i) (such additional amounts, collectively, the “Company Additional Amounts”). Notwithstanding anything to the contrary in this Agreement, except in the case of fraud or Willful Breach by the other party of any covenant or agreement set forth in this Agreement, (i) if Parent receives any Company Payment(s) and any applicable Parent Additional Amounts from the Company required pursuant to this Section 10.03, or if the Company receives any Parent Payment(s) and any applicable Company Additional Amounts from Parent required pursuant to this Section 10.03, such payments shall be the sole and exclusive remedy of the receiving party against the paying party and its Subsidiaries and their respective former, current or future partners, equityholders, managers, members, Affiliates and Representatives (and, in the case Parent is the paying party, the Financing Related Parties), and none of the paying party, any of its Subsidiaries or any of their respective former, current or future partners, equityholders, managers, members, Affiliates or Representatives (or, in the case Parent is the paying party, the Financing Related Parties) shall have any further liability or obligation, in each case relating to or arising out of this Agreement or the transactions contemplated hereby and (ii) if (A) Parent, Bidco or either Merger Sub receives any payments from the Company in respect of any breach of this Agreement and thereafter Parent receives any Company Payment(s) pursuant to this Section 10.03 or (B) the Company receives any payments from Parent, Bidco or either Merger Sub in respect of any breach of this Agreement and thereafter the Company receives any Parent Payment(s), the amount of such Company Payment(s) or such Parent Payment(s), as applicable, shall be reduced by the aggregate amount of such payments made by the party paying any Company Payment(s) or any Parent Payment(s), as applicable, in respect of any such breaches (in each case, after taking into account any Parent Additional Amounts or Company Additional Amounts, as applicable). The parties acknowledge that the agreements contained in this Section 10.03 are an integral part of the transactions contemplated hereby, that, without these agreements, the parties would not enter into this Agreement and that any amounts payable pursuant to this Section 10.03 do not constitute a penalty. Accordingly, if any party fails to promptly pay any Company Payment or any Parent Payment due pursuant to this Section 10.03, such party shall also pay any out-of-pocket costs and expenses (together with any irrecoverable VAT incurred thereon, and including reasonable legal fees and expenses) incurred by the party entitled to such payment in connection with a legal action to enforce this Agreement that results in a judgment for such amount against the party failing to promptly pay such amount. Any Company Payment or Parent Payment not paid when due pursuant to this Section 10.03 shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment.

(j)            Any Parent Payment and any Company Payment shall be VAT inclusive.

(k)           The parties hereto intend that any payment of a Parent Payment, being compensatory in nature, shall not be treated (in whole or in part) as consideration for a supply for the purposes of VAT and, accordingly, Parent shall:

(i)            file its relevant VAT return on the basis that the payment of any such Parent Payment falls outside the scope of VAT; and

(ii)           pay the full amount of any such Parent Payment free and clear of any deduction or adjustment on account of VAT,

it being understood and agreed that if it is finally determined that any Parent Payment is (in whole or in part) consideration for a supply for the purposes of VAT then:

(A)           Parent shall (1) subject, where sub-clause (C) below applies, to having received the relevant amount from the Company as provided in sub-clause (C) below, promptly account for and pay to HMRC such VAT together with any associated interest and penalties; and (2) use its reasonable best efforts to recover (by refund, credit or otherwise) any such VAT at the residual recovery rate generally applied by Parent in respect of input VAT incurred on its overheads from time to time;

(B)            the amount of such Parent Payment payable by Parent shall be reduced so that the sum of (1) such Parent Payment (as so reduced) and (2) any VAT reverse charge thereon that Parent certifies acting in good faith that it is not entitled to recover (by way of credit or repayment) as input tax (together with any related interest or penalties in respect of such VAT reverse charge but excluding any interest or penalties arising as a result of the unreasonable delay or default of Parent), is equal to the amount of such Parent Payment that would be payable but for this subclause (B) (the amount of such reduction being the “Adjustment Amount”); and

(C)            the Company covenants to reimburse Parent on written demand and on an after-Tax basis an amount of such Parent Payment equal to the Adjustment Amount save to the extent that such Adjustment Amount has previously been adjusted by way of refund of such part of such Parent Payment, the due date for payment of which shall be five Business Days after the date such written demand is received by the Company.

This Section 10.03(k) is subject to the provisions of Section 10.03(k) of the Company Disclosure Schedule.

(l)            Any reference in Section 10.03(k) or Section 10.03(k) of the Company Disclosure Schedule to Parent shall where applicable be regarded as referring to the representative member of any VAT group of which Parent is a member, and “finally determined” shall mean determined by HMRC or, if such determination is appealed, a court or tribunal in a decision or judgment in respect of which no right of appeal exists (or in relation to which any periods for appeal have expired) or, whether or not such determination is appealed, as provided in a binding agreement made with HMRC.

(m)          The parties anticipate that any Company Payment shall be outside the scope of UK VAT and not otherwise subject to VAT.

(n)           For the purposes of Section 10.03(k) and Section 10.03(k) of the Company Disclosure Schedule, a payment, covenant or indemnity being given on an “after-Tax basis” means that the amount payable (the “Payment”) pursuant to such payment, covenant or indemnity (as applicable) shall be calculated in such a manner as will ensure that, after taking into account: (A) any Tax required to be deducted or withheld from the Payment (save to the extent that Parent has not provided a W-8BEN-E when it was entitled to do so, and provision of a W-8BEN-E would have prevented such deduction or withholding being required) and any additional amounts required to be paid by the payer of the Payment in consequence of such withholding; (B) the amount and timing of any additional Tax which becomes (or would become, but for the use of any credit or other relief which would otherwise have been available to reduce the Tax liabilities of any member of the recipient’s Group) payable by the recipient of the Payment as a result of the Payment’s being chargeable to Tax in the hands of that person; and (C) the amount and timing of any Tax benefit which is obtained by the recipient of the Payment (or any member of the recipient’s Group) to the extent that such Tax benefit is attributable to the matter giving rise to the obligation to make the Payment or the receipt of the Payment (for which purposes, for the avoidance of doubt, in the case of a reimbursement under Section 10.03(k)(ii)(C) or under Section 10.03(k)(2)(e) of the Company Disclosure Schedule, the matter giving rise to the obligation to make the Payment is a reference to the irrecoverable VAT or increased irrecoverable VAT attributable to the relevant Parent Payment), the recipient of the Payment is in the same position as that in which it would have been if the matter giving rise to the obligation to make a Payment had not occurred, provided that if any party to this Agreement shall have assigned or novated the benefit of this Agreement in whole or in part or shall, after the date of this Agreement, have changed its Tax residence or the permanent establishment to which the rights under this Agreement are allocated then no Payment to that party shall be increased by reason of the operation of clauses (A) through (C) (inclusive) to any greater extent than would have been the case had no such assignment, novation or change taken place. In this Section 10.03(n), references to “Tax” shall exclude “VAT” and references to a “W-8BEN-E” shall mean a properly completed and executed IRS Form W-8BEN-E, on which the Company is entitled to rely, claiming the benefits of, and establishing an exemption to withholding under, the income tax treaty between the United States and the United Kingdom prior to such Payment.

Article XI
Miscellaneous

Section 11.01 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including email transmission, the receipt of which is confirmed in writing) and shall be given,

If to the Company, to:

Terminix Global Holdings, Inc.
150 Peabody Place
Memphis, Tennessee 38103

Attention:	Deidre Richardson
Email:	Deidre.Richardson@terminix.com

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Attention:	Andrew R. Brownstein
Karessa L. Cain
Email:	ARBrownstein@WLRK.com
KLCain@wlrk.com

and:

Macfarlanes LLP
20 Cursitor Street
London EC4A 1LT
United Kingdom

Attention:	Harry Coghill
Tom Rose
Email:	harry.coghill@macfarlanes.com
tom.rose@macfarlanes.com

If to Parent, Bidco or either Merger Sub or, following the Closing, the Surviving Company, to:

Rentokil Initial plc

Compass House

Manor Royal

Crawley

West Sussex RH10 9PY

United Kingdom

Attention:	Christopher Hunt
Daragh Fagan
Email:	chris.hunt@rentokil-initial.com
daragh.fagan@rentokil-initial.com
secretariat@rentokil-initial.com

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Attention:	William H. Aaronson
Email:	william.aaronson@davispolk.com

and:

Freshfields Bruckhaus Deringer LLP
100 Bishopsgate
London EC2P 2SR
United Kingdom

Attention:	Julian G. Long
Email:	julian.long@freshfields.com

or to such other address or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

Section 11.02    Survival. The representations, warranties, covenants and agreements contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the First Effective Time, except for the covenants and agreements set forth in Article II, Section 6.03(c), Section 7.04, Section 7.05 and this Article XI and any other covenant or agreement that by its terms is to be performed in whole or in part after the First Effective Time.

Section 11.03    Amendments and Waivers.

(a)           Any provision of this Agreement may be amended or waived prior to the First Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, that (i) after the Company Stockholder Approval or the Parent Shareholder Approval has been obtained, there shall be no amendment or waiver that would require the further approval of the stockholders of the Company or the shareholders of Parent under Applicable Law without such approval having first been obtained, (ii) Parent may not waive the condition set forth in Section 9.02(d)(i) and (iii) Section 9.02(d)(i) may not be amended.

(b)           No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

(c)           Notwithstanding anything to the contrary contained herein, the second sentence of Section 10.03(i), this Section 11.03(c), Section 11.06(a) (other than clauses (i) and (ii) thereof), Section 11.07, Section 11.08(b) and Section 11.09 (and any other provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) (the “Financing Source Provisions”) may not be amended, modified, waived or terminated in a manner that is materially adverse to a Financing Related Party without the prior written consent of the affected Financing Sources.

Section 11.04    Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 11.05    Disclosure Schedule References and SEC Document References.

(a)           The parties hereto agree that each section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, shall be deemed to qualify the corresponding section or subsection of this Agreement, irrespective of whether or not any particular section or subsection of this Agreement specifically refers to the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable. The parties hereto further agree that (other than with respect to any items disclosed in Section 4.15(a) of the Company Disclosure Schedule, for which an explicit reference in any other section shall be required in order to apply to such other section) disclosure of any item, matter or event in any particular section or subsection of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, to which the relevance of such disclosure would be reasonably apparent, notwithstanding the omission of a cross-reference to such other section or subsections.

(b)           The parties hereto agree that in no event shall any disclosure contained in any part of any Company SEC Document entitled “Risk Factors”, “Forward-Looking Statements”, “Cautionary Statement Regarding Forward-Looking Statements”, “Special Note Regarding Forward Looking Statements” or “Note Regarding Forward Looking Statements” or any other disclosures in any Company SEC Document that are cautionary, predictive or forward-looking in nature be deemed to be an exception to (or a disclosure for purposes of or otherwise qualify) any representations and warranties of any party contained in this Agreement.

Section 11.06    Binding Effect; Benefit; Assignment.

(a)           The provisions of this Agreement shall be binding upon and shall inure solely to the benefit of the parties hereto; other than: (i) only following the First Effective Time, each holder of shares of Company Common Stock or Company Equity Awards shall have the right, which shall be enforceable by each such holder, to receive, as applicable, (v) the Merger Consideration in respect of shares of Company Common Stock pursuant to Article II, (w) the Assumed Options in respect of Company Stock Options pursuant to Section 2.08(a), (x) the Cash Election Consideration or Assumed RSU Awards, as applicable, in respect of the Company RSU Awards pursuant to Section 2.08(b), (y) the Assumed PSU Awards in respect of the Company PSU Awards pursuant to Section 2.08(c) and/or (z) the Cash Election Consideration in respect of Company DSE Awards pursuant to Section 2.08(d), (ii) only following the First Effective Time, each D&O Indemnified Party shall have the right to enforce the provisions of Section 7.04, and (iii) each of the Financing Sources shall have the right to enforce the Financing Source Provisions.

(b)           No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto, except that BidCo may transfer or assign its rights and obligations under this Agreement, in whole, to Rentokil North America, Inc., a Pennsylvania corporation and wholly owned direct subsidiary of Parent (at the time of the Mergers), at any time; provided, that such transfer or assignment by Bidco shall not relieve BidCo of its obligations hereunder or otherwise alter or change any obligation of any other party hereto or delay the consummation of the Mergers or any of the other transactions contemplated hereby.

Section 11.07   Governing Law. This Agreement, and all disputes, claims, actions, suits or proceedings based upon, arising out of or related to this Agreement or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules or principles that would result in the application of the law of any other state.

Section 11.08    Jurisdiction/Venue.

(a)           Each of the parties hereto irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably and unconditionally submits with regard to any such action or proceeding for itself and in respect of its property to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by Applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 11.01; provided, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law.

(b)           Notwithstanding the foregoing, the Company (on behalf of itself and each of its Subsidiaries) agrees: (i) it will not bring or support any person in any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise (“Actions”), against any of the Financing Related Parties in any way arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to the Debt Financing or any Alternate Debt Financing, other than any state or federal court sitting in the State of New York in the Borough of Manhattan and any appellate court thereof, and submits for itself and its property with respect to any such legal proceeding to the exclusive jurisdiction of such court; (ii) all Actions (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Related Parties in any way relating to the Debt Financing or any Alternate Debt Financing, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; and (iii) to waive and hereby waives, to the fullest extent permitted by applicable law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such legal proceeding in any such court.

Section 11.09 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGERS OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING WITH RESPECT TO ANY FINANCING RELATED PARTIES). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.09.

Section 11.10    Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, including by facsimile, by email with.pdf attachments, or by other electronic signatures (including, DocuSign and AdobeSign), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed and delivered (by electronic communication, facsimile or otherwise) by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect, and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11   Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter thereof.

Section 11.12    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13    Specific Performance. The parties’ rights in this Section 11.13 are an integral part of the transactions contemplated by this Agreement. The parties acknowledge and agree that irreparable harm would occur and that the parties would not have any adequate remedy at law (a) for any breach of any of the provisions of this Agreement or (b) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that (except where this Agreement is validly terminated in accordance with Section 10.01) the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages, and each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties further agree that (x) by seeking the remedies provided for in this Section 11.13, a party shall not in any respect waive its right to any other form of relief that may be available to a party under this Agreement, including, subject to Section 10.03(i), monetary damages in the event that the remedies provided for in this Section 11.13 are not available or otherwise are not granted, and (y) nothing contained in this Section 11.13 shall require any party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 11.13 before exercising any termination right under Section 10.01 (and/or pursuing damages), nor shall the commencement of any action pursuant to this Section 11.13 or anything contained in this Section 11.13 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 10.01 or pursue any other remedies under this Agreement that may be available then or thereafter. In no event shall the Company or Parent be entitled to both (i) specific performance to cause the other party to consummate the Closing and (ii) the payment of any Parent Payment(s) or any Company Payment(s), as applicable.

[Remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

RENTOKIL INITIAL PLC

By:	/s/ Andy Ransom
Name: Andy Ransom
Title: Director

RENTOKIL INITIAL US HOLDINGS, INC.

By:	/s/ Stuart Ingall-Tombs
Name: Stuart Ingall-Tombs
Title: President

LETO HOLDINGS I, INC.

By:	/s/ Stuart Ingall-Tombs
Name: Stuart Ingall-Tombs
Title: President

LETO HOLDINGS II, LLC

By:	/s/ Stuart Ingall-Tombs
Name: Stuart Ingall-Tombs
Title: President

TERMINIX GLOBAL HOLDINGS, INC.

By:	/s/ Brett T. Ponton
Name: Brett T. Ponton
Title: Chief Executive Officer

[Signature Page to Merger Agreement]

Exhibit 99.1

14 December 2021

FOR IMMEDIATE RELEASE

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION AND THE PERSON RESPONSIBLE FOR MAKING THIS ANNOUNCEMENT IS DARAGH FAGAN, GENERAL GROUP COUNSEL AND COMPANY SECRETARY, RENTOKIL INITIAL PLC.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

THIS ANNOUNCEMENT IS NOT A PROSPECTUS AND THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM PART OF, AND SHOULD NOT BE CONSTRUED AS, ANY OFFER, INVITATION OR RECOMMENDATION TO PURCHASE, SELL OR SUBSCRIBE FOR ANY SECURITIES IN ANY JURISDICTION AND NEITHER THE ISSUE OF THE INFORMATION NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF OR BE RELIED UPON IN CONNECTION WITH, OR ACT AS AN INDUCEMENT TO ENTER INTO, ANY INVESTMENT ACTIVITY.

THIS IS AN ANNOUNCEMENT AND ANY DECISION TO PURCHASE, SUBSCRIBE FOR, OTHERWISE ACQUIRE, SELL OR OTHERWISE DISPOSE OF ANY SECURITIES MUST BE MADE ONLY ON THE BASIS OF THE INFORMATION CONTAINED IN AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS ONCE PUBLISHED. THIS ANNOUNCEMENT IS NOT A CIRCULAR OR EQUIVALENT DOCUMENT AND INVESTORS AND PROSPECTIVE INVESTORS SHOULD NOT MAKE ANY INVESTMENT DECISION ON THE BASIS OF ITS CONTENTS. A CIRCULAR AND PROSPECTUS IN RELATION TO THE TRANSACTION DESCRIBED IN THIS ANNOUNCEMENT WILL EACH BE PUBLISHED IN DUE COURSE.

ACQUISITION OF

TERMINIX GLOBAL HOLDINGS INC

BY

RENTOKIL INITIAL PLC

FOR STOCK AND CASH

CREATING THE GLOBAL LEADER IN PEST CONTROL AND HYGIENE & WELLBEING

▪	increased scale and leadership in the global pest control market

▪	substantially increased scale in North America, providing an enlarged platform for profitable growth

▪	a complementary and synergistic portfolio combination

▪	an attractive financial profile

Transaction summary

The Boards of Directors of Rentokil Initial plc ("Rentokil Initial") and Terminix Global Holdings, Inc. ("Terminix") are pleased to announce that Rentokil Initial and Terminix have entered into a definitive agreement (the “Agreement”) under which Rentokil Initial will acquire Terminix for stock and cash (the “Combination” or the “Transaction”). The Transaction will bring together two complementary businesses (the "Combined Group") to create the global leader in pest control and hygiene & wellbeing, and the leader in the pest control business in North America, the world’s largest pest control market.

Under the terms of the Agreement, Rentokil Initial will issue to Terminix shareholders at closing aggregate consideration comprised of approximately 643.29 million new Rentokil Initial shares (representing approximately 128.66 million American depository shares (“ADSs”), based on a 1:5 ADS to Rentokil Initial share ratio) and approximately US$1.3bn in cash. Based on Rentokil Initial’s 5-day average daily volume weighted share price and the 5-day average of the Sterling-US Dollar exchange rate both over the period spanning 6 to 10 December 2021 inclusive, this values the entire share capital of Terminix at US$6.7billion, implying a value of US$55.00 per share of Terminix common stock, and represents an aggregate consideration mix of 80% stock and 20% cash and:

▪	a premium of 47.0% over the closing price of Terminix common stock on 13 December 2021 (being the last trading day prior to this announcement); and
▪	a premium of 32.5% over the 90-day volume weighted average share price of Terminix ending on 13 December 2021.

1

Terminix shareholders may elect to receive all cash or all stock consideration, subject to proration in the event of oversubscription. Each Terminix share for which no election or an invalid election is received will be deemed to have elected for all stock consideration.

The value of the per share cash election and the value of the per share stock election will be equalised ahead of closing such that the value of each election choice will be substantially the same.

The total number of new Rentokil Initial ADSs to be issued and the aggregate amount of cash to be paid under the terms of the Agreement will not vary as a result of individual election preferences.

As part of the Combination, Rentokil Initial will list the American Depository Receipts (“ADRs”) evidencing the ADSs on the New York Stock Exchange (“NYSE”). The Combination will result in Terminix’s existing shareholders owning approximately 26% of the Combined Group on completion and sharing the benefits accruing to the Combined Group.

The Transaction will combine two leading brands with a long cultural heritage, outstanding talent and strong focus on people, customers and ESG. Upon completion, the Combined Group will have c.56,000 colleagues serving c.4.9m customers around the world from 790 locations. The enlarged business will have a strong platform for growth, particularly in North America, and an attractive financial profile to support future growth, including through acquisitions and continued investment in innovation and technology. For the year ended 31 December 2020, the Combined Group's pro forma revenue would have amounted to US$5.7bn1 (£4.3bn), with EBITDA of US$1.2bn (£897m) and Free Cash Flow of US$608m (£458m).

The Combination is expected to create significant value, enhance long-term growth potential, be highly cash generative and present a compelling industrial logic, supported by:

▪	increased scale and leadership in the global pest control market;
▪	substantially increased scale in North America, providing an enlarged platform for profitable growth;
▪	a complementary and synergistic portfolio combination; and
▪	an attractive financial profile.

The Combination is expected to generate material annual pre-tax net cost synergies of at least US$150m (£113m) by the third full year post completion. Run rate synergies are expected to accumulate c.30%, c.80% and 100% in the first, second and third 12-month periods respectively, post completion. In achieving these synergies, the Combined Group expects to incur aggregate cash implementation costs of approximately US$150m, half of which will be incurred in the first 12 months post completion. The Transaction is expected to deliver mid-teens percent accretion to Rentokil Initial’s earnings per share in the first full year post completion2.

Recommendations

The Boards of Directors of both Terminix and Rentokil Initial have unanimously approved the Transaction and resolved to recommend that their respective shareholders vote in favour of it.

Current trading

Rentokil Initial and Terminix each confirm that current trading is in line with expectations.

Commenting on today’s announcement, Richard Solomons, Chairman of Rentokil Initial, said:

“The Board of Rentokil Initial and I are delighted to recommend this transformational combination which will create the global leader in Pest Control and Hygiene & Wellbeing. Under Andy Ransom’s leadership, our Combined Group will have a highly talented and experienced management team able to more effectively create value and enhance long-term growth. We believe the combination is a compelling opportunity for all stakeholders to participate in the value creation of the Combined Group.”

1 GBP/USD rate of 1.3273 as per 10 December 2021 used to form Combined Group financials. Calculated using Terminix financial results in accordance with US GAAP and Rentokil Initial results in accordance with IFRS. Subject to amendment by Rentokil Initial when stated in the Circular and Prospectus and based on Rentokil Initial's accounting policies.

2 Earnings accretion is not a profit forecast.

2

Commenting on today’s announcement, Andy Ransom, CEO of Rentokil Initial, said:

“This is an exciting and transformational combination that will create the global leader in commercial, residential and termite pest control, and a leader in North America, the world’s largest pest control market. It brings together c.56,000 colleagues, protecting people, enhancing lives in over 87 countries, and serving c.4.9m customers.

“These are two highly complementary businesses with a similar operational playbook focused on supporting great people to provide outstanding customer service across Pest Control and Hygiene & Wellbeing. The combination will deliver further investment and the sharing of best practices to enable our talented teams to better serve customers, protecting them from the growing threat of pests and meeting their future needs. We will open our first innovation centre in the US and provide our industry-leading innovations and digital technologies to a far larger customer base. This is a win-win-win for colleagues, customers and shareholders.”

Commenting on today’s announcement, Naren Gursahaney, Chairman of Terminix, said:

“On behalf of the Board of Terminix, I enthusiastically support this complementary combination of two phenomenal pest management companies. Our Board of Directors is confident that Rentokil Initial is the perfect partner for Terminix and that this Transaction will maximize value for Terminix’s customers, teammates and stockholders. The Transaction delivers a compelling 47.0% premium for Terminix’s stockholders, and the equity consideration will allow Terminix stockholders to participate in and benefit from the substantial upside potential of the combined company. The Terminix Board of Directors has unanimously determined that this highly complementary combination is a win for, and in the best interests of, all of our stakeholders. The combined company will be differentiated by its strong focus on people, customers and ESG and well-positioned to drive continued growth and value creation.”

Commenting on today’s announcement, Brett Ponton, CEO of Terminix, said:

“This is an exciting next step that significantly advances Terminix’s journey toward becoming a global leader in pest management. As part of a larger and stronger organisation, we will offer superior service and an even more comprehensive range of solutions for our customers, while accelerating our investments in growth and technology. I look forward to the opportunity this combination provides for our colleagues and customers. The shared cultural focus on providing our people with the training, tools, and technology necessary to provide world-class customer service will provide new opportunities for our teammates to develop as part of the worldwide leader in pest control. Leveraging our strong combined residential and commercial capabilities and enhanced customer density will bring us closer to our customers and improve the quality of service we provide to our customers.”

Analyst and Investor Presentation

There will be an analysts' and investors' conference call and webcast presentation at 9.00am GMT today, hosted by Rentokil Initial’s management. This will be available via a live audio web cast at www.rentokil-initial.com and on www.terminix.com. Rentokil Initial management will also host a second conference call and a webcast presentation will be given at 1.00pm GMT (8.00am EST). This will be available via a live audio web cast at www.rentokil-initial.com. An audio recording will be available at www.rentokil-initial.com for the foreseeable future.

Background

Under current management Rentokil Initial has increasingly focused the business on Pest Control and Hygiene & Wellbeing. For the period from 2013 to 2020, Rentokil Initial delivered a seven-year compound annual growth rate (CAGR) of 9.9% in Ongoing Revenue, a seven-year CAGR of 15.2% in Ongoing Operating Profit, and improved Net Operating Margins from 9.8% to 13.7%.  During this period the Group has also increased dividend payments from 2.31p per share in 2013 to 5.41p per share for the full year ended December 2020. The business has also consistently executed a highly value creating programme of acquisitions and since 2016 has acquired 228 businesses (primarily in pest control), 73 of which have been in North America.

Terminix is the most recognised brand in U.S. termite and pest management services and is now a singularly focussed pest management company, with a low cost structure and strong balance sheet.

Rentokil Initial and Terminix are significant players in the attractive, non-cyclical and growing pest control industry. The global pest control market, estimated to be worth c.US$22bn in 2020 (51% in North America, 20% Europe, 21% Asia), has delivered a total market CAGR of 4.7% over the last five years and is estimated to grow at between 4.5% and 5%+ over the medium term.

3

Pest Control is a largely non-discretionary and essential service and industry growth opportunities show no signs of being diminished by the COVID-19 pandemic. Growth characteristics of the global pest control market include increasing global populations, urbanisation, expansion of middle classes, climate change, greater intolerance to pest incidence and rising transmission of vector borne diseases. Technology developments are also important factors contributing to future pest management growth, including rising demand for remote monitoring systems.

Creating the global leader in pest control

The Boards of Directors of Rentokil Initial and Terminix believe the Transaction has a highly compelling industrial logic:

▪	Increased scale and leadership in the global pest control market

Combined, the two businesses will become the leading global pest control company, with a customer base of c.4.9m customers, c.56,000 colleagues globally and presence in 790 locations in over 87 countries. The significantly enhanced network and route density will bring the Combined Group closer to its customers, with its colleagues and teammates able to spend more time directly with customers and less time driving to and from customer visits. Pro forma revenues for the Combined Group would have been US$5.7bn (£4.3bn) for the full year ended December 2020, 75% of which would have been generated from pest control (for the full year 2020, 62% of Rentokil Initial’s revenues were from pest control).

▪	Substantially increased scale in North America, providing an enlarged platform for profitable growth

The Combined Group will become the leading player in North America, the world’s largest pest control market (representing 51% of the global market and estimated to be worth c.US$11bn). As such, North America is of significant strategic importance and focus for Rentokil Initial. It is a highly competitive and fragmented market comprising over 20,000 pest control companies. Commercial pest control comprises the largest segment in North America at c.45% of the market, with residential comprising c.35% and termites at c.20%. Rentokil Initial is currently a leading brand in commercial pest control, whilst Terminix is the most recognised brand for termite and pest management in the US, performing c.50,000 customer visits each day from 375 locations across 47 states. It generated pest control revenues of c.US$1.9bn for the year to 31 December 2020. Post completion, the Combined Group will include a leading brand for residential and termite pest control in North America, as well as the leading global brand in commercial pest control.

Upon completion of the Transaction, c.60% of the Combined Group’s total revenues will come from North America. The Combination will create additional scale which will enable further investments in people, service quality, innovation, digital technology & applications and sustainability, to meet the future needs of customers and colleagues. Post completion, Terminix and Rentokil Initial intend to open a new science and innovation centre in the US focused on termite and residential pest control.

▪	A complementary and synergistic combination

The Combination brings together two complementary businesses with a strong operational and cultural fit, creating significant synergy opportunities.

Rentokil Initial and Terminix have complementary service lines (combining Rentokil Initial’s expertise in commercial pest control globally with Terminix’s expertise in residential and termite pest control in North America). Their geographic footprints in North America are also complementary, allowing greater route-density to be achieved, presenting further opportunities to enhance operational efficiency. Both companies have similar operating models which will enable the effective sharing of best practices in the future. In addition, Rentokil Initial is a leader in innovation and digital technology, creating services and products which can be rolled out to Terminix’s c.2.9m pest control customers.

Both companies have a strong track record of integrating acquisitions and are committed to creating a high-quality working environment with attractive opportunities for colleagues and teammates from both businesses to develop rewarding long-term careers in the Combined Group. Rentokil Initial and Terminix believe the enlarged business will be able to further differentiate itself from its competitors through its strong focus on people, customers and ESG. (More details on this are given in the ‘Benefits to the Combined Group’s customers’ and ‘Benefits to the Combined Group’s employees’ sections of this announcement.)

The Combination is expected to generate material annual pre-tax cost synergies of at least US$150m (£113m) by the third full year post completion, owing to greater footprint density, procurement leverage, property rationalisation, duplicate administrative and overhead rationalisation, marketing, sales effectiveness, head office synergies and financing. (See ‘Delivering significant value for shareholders’ for further details.)

4

▪	An attractive financial profile

The Combined Group will have an attractive financial profile, with the opportunity to increase Group Net Operating Margins through cost reductions and operational efficiencies by c.100bps in each of the three full calendar years post completion. A strong balance sheet will support growth through continued investments in people, innovation, digital technologies and sustainability, and through further M&A opportunities around the world. The Combined Group will be highly cash generative and on a pro forma basis would have generated Free Cash Flow of £458m for the year ended 31 December 2020.

The Combination will create a larger, highly diversified and more resilient business in Pest Control and Hygiene & Wellbeing. In North America Pest Control, it will be well balanced between residential and termite (60% of revenues) and commercial (40% of revenues) pest services. Revenues from termites, currently 47% of Terminix’s residential pest revenues, will become c.20% of the Combined Group’s North America pest business upon completion of the Transaction.

The Combined Group will also have a strong, complementary international Hygiene & Wellbeing business, with leading positions in 22 of its 65 markets. Revenues from Hygiene & Wellbeing will form 21% of total Combined Group revenues and the category is expected to deliver 4% to 6% Organic growth per annum over the medium term from 2022. The Board of Rentokil Initial remains committed to the growth and development of this business which it believes has the potential to become ‘The New Pest Control’. Terminix and Rentokil Initial will target the opportunity to cross-sell and up-sell both Pest Control and Hygiene & Wellbeing services to its enlarged customer base going forward.

Following completion of the Combination, Rentokil Initial will continue to target the medium-term growth rates set out at its Capital Markets Day on 28 September 2021. These are Ongoing Revenue growth of 6% to 9%, including Organic growth of 4% to 5%, Ongoing Operating Profit growth of 10%+ and Free Cash Flow conversion of c.90%. The medium-term Organic growth target for the Combined Group’s Pest Control category will remain unchanged at 4.5% to 6.5%. Medium-term growth targets for the Combined Group’s Hygiene & Wellbeing and Workwear categories will also remain unchanged at 4% to 6% and 3% to 4% respectively.

The Combined Group will remain committed to Rentokil Initial’s current progressive dividend policy and expects to have leverage metrics consistent with a BBB investment grade rating within two years from completion of the Combination. Net Debt to EBITDA is targeted to be 2.0x to 2.5x in the medium term.

Terms of the Agreement

Under the terms of the Agreement, Rentokil Initial will issue to Terminix shareholders at closing aggregate consideration comprised of approximately 643.29 million new Rentokil Initial shares (representing approximately 128.66 million ADSs based on a 1:5 ADS to Rentokil Initial share ratio) and approximately US$1.3bn in cash. Based on Rentokil Initial’s 5-day average daily volume weighted share price and the 5-day average of the Sterling-US Dollar exchange rate both over the period ending 10 December 2021, this values the entire share capital of Terminix at US$6.7bn, implying a value of US$55.00 per share of Terminix common stock, and represents an aggregate consideration mix of 80% stock and 20% cash and:

▪	a premium of 47.0% over the closing price of Terminix common stock on 13 December 2021 (being the last trading day prior to this announcement); and
▪	a premium of 32.5% over the 90-day volume weighted average share price of Terminix ending on 13 December 2021.

Terminix shareholders may elect to receive all cash or all stock consideration, subject to proration in the event of oversubscription. Each Terminix share for which no election or an invalid election is received will be deemed to have elected for all stock consideration.

The cash election consideration and the stock election consideration will be equalized to the value of the aggregate consideration per Terminix share, as measured by the value of 5.3094 new Rentokil Initial shares and $11 in cash as of the second day prior to closing.

The total number of new Rentokil Initial ADSs to be issued and the aggregate amount of cash to be paid under the terms of the Agreement will not vary as a result of individual election preferences.

As part of the Combination, Rentokil Initial will list ADRs evidencing the ADSs on the NYSE. The Combination will result in Terminix’s existing shareholders owning approximately 26% of the Combined Group on completion and sharing the benefits accruing to the Combined Group.

5

Delivering significant value for shareholders

Terminix and Rentokil Initial believe that the Transaction will create significant value for shareholders, who will be able to participate in the Combined Group’s continued success through their ownership in the global leader in a high-quality growth market.

▪

The Combination is expected to deliver substantial value creation for shareholders from annualised pre-tax net cost synergies of at least US$150m (£113m) by the end of year three post completion. Run rate synergies are expected to accumulate c.30%, c.80% and 100% in the first, second and third 12-month periods respectively, post completion.

▪	In achieving these synergies, the Combined Group expects to incur aggregate cash implementation costs of approximately US$150m, half of which will be incurred in the first 12 months post completion.
▪

Synergies will be achieved through operational and route density, procurement leverage, property rationalisation, reduced corporate costs and efficiencies in administrative functions and overheads. Savings can also be made in marketing and sales effectiveness and by leveraging the best of both companies’ technology and IT systems. A breakdown is given below:

▪ back office synergies from reduced corporate costs, and scale efficiencies in administrative functions and overheads, will represent c.50% of total synergies; and
▪ combining our branches and routes will drive service productivity and savings in property costs; this will represent the remaining c.50% of total synergies.
▪	Additional (non-operating) synergies of $11m, including costs of financing reductions.
The Transaction values Terminix at: 19.3x 2021E consensus EBITDA pre synergies; and 13.9x 2021E consensus EBITDA pro forma for aggregate cost synergies across the Combined Group of $150m.
The Combination is also expected to be mid-teens percent accretive to Rentokil Initial’s earnings per share in the first full financial year following completion[3].

The Combined Group’s margin profile and operating scale efficiencies are expected to enable it to reduce its costs and increase overall efficiencies, creating flexibility for it to deploy capital strategically and drive value for shareholders, including pursuing bolt-on and new-entry acquisition opportunities that will extend the Combined Group’s capabilities into new markets, segments and cities of the future.

The Combined Group is expected to be highly cash generative. It will remain committed to Rentokil Initial’s progressive dividend policy and expects to have leverage metrics consistent with a BBB investment grade rating within two years from completion of the Combination. Net Debt to EBITDA is targeted to be 2.0x to 2.5x in the medium term.

The Combined Group would have generated total revenues of US$5.7bn in 2020, EBITDA of $1.2bn and an EBITDA margin (excluding synergies) of 20.9%, and Free Cash Flow US$608m.

Benefits for the Combined Group’s customers

Upon completion of the Combination, the Combined Group will have c.4.9m customers and a shared commitment to providing the highest levels of customer satisfaction and to developing new, innovative ways to better serve its customer base. Its aim is to achieve this through:

▪

Highly trained experts - through the Combined Group’s commitment to training and development, together, it will provide customers with best in class levels of service. Service performance and customer satisfaction will be consistently monitored and recorded, reported to the Board and published annually in the Combined Group’s Annual Report;

▪

Providing additional services to existing customers - post completion, the Combined Group will jointly examine opportunities to upsell more solutions to its enhanced customer base and the potential for cross sell, for instance, Hygiene & Wellbeing products and services to Terminix customers;

3 Earnings accretion is not a profit forecast.

6

▪

Access to innovation and digital solutions - Rentokil Initial has excellent levels of capability in innovation and proven, digital pest management tools which it will offer to the Combined Group’s enlarged customer base through a series of product and service launches. These include proprietary connected products for rodent control and digital portals offering customers 24/7 access to service information. Rentokil Initial continues to focus on the global roll out of PestConnect, its digital pest control system, and by 30 June 2021 it had installed over 200,000 units to customers in 28 countries. Rentokil Initial’s pipeline of innovations includes new connected devices for flying insects as well as crawling insects such as bed bugs. In addition, Rentokil Initial will deploy its highly successful Command Centre to provide data analytics to further enhance customer services. Rentokil Initial has technology partnerships in place with global leading companies and is also in the early-stage development of new tools, using rich media and artificial intelligence to further enhance its pest control offering;

▪

New US science and innovation centre to be opened - post completion, the Combined Group intends to invest in a new science and innovation centre, based in the US, and which will focus on termite and pest control solutions. This will be designed to complement Rentokil Initial’s existing UK-based centres for innovation (the Power Centre) and new technology and product testing;

▪

Capitalising on shared strengths and expertise - the Combined Group will have complementary strengths and capabilities, such as Terminix’s expertise in termite and residential pest control and Rentokil Initial’s expertise and global footprint in commercial pest control. The enlarged business will utilise shared best practices and ‘best of the best’ ways of working to benefit its customers;

▪

Investment in combined customer experience technologies - learning from the Combined Group’s technology platforms and IT expertise, the enlarged business will invest in high quality customer experience technologies, designed to improve both customer experience and touch points;

▪

Benefits of scale - the Combined Group’s additional scale will enable further investments in people, service quality, innovation, digital and sustainability to meet the future needs of customers and communities. It will continue to work with third-party suppliers to introduce new innovations to its enlarged customer base; and

▪	Supporting customers’ sustainability plans - as a responsible supplier to multiple customer sectors, the Combined Group will continue to develop new products and services, using shared expertise to reduce its customers own environmental footprint. These include new products which use fewer chemicals or generate lower levels of carbon emissions than traditional units. The Combined Group will be committed to supporting independent ESG indices and providing environmental and social data to help customers choose their responsible suppliers, and to support other stakeholders.

Benefits for the Combined Group’s employees

The Combined Group presents additional opportunities for its c.56,000 employees and will introduce a set of commitments to all colleagues and teammates as set out below.

1.

Safety will remain the top priority for all employees - the Combined Group will measure Lost Time Accident rates and Working Days Lost and implement best practices from across the Combined Group to enhance safety, which will continue to be the first item on every management agenda.

2.

Creating an enhanced Employer of Choice programme – the Combined Group will work together to share best practices from across the enlarged organisation to recruit, train and retain its people more effectively, provide line managers with support and training, and ultimately ensure all colleagues and teammates have the opportunity to benefit from a long and successful career within the enlarged business. The Combined Group will work to create a culture that is inspiring, encouraging and proactive, and one in which achievements are celebrated and rewarded. Great teamwork will be central to the Combined Group’s future success.

3.

Culture and engagement – the Combined Group will place great importance on respect and the diversity, equality and inclusion of its people. It will continue to support with pride veterans who deserve special appreciation and will remain committed to acting responsibly for all colleagues, customers, suppliers and business partners.

4.

Open and honest communication – the Combined Group will commit to regular communication with its colleagues and teammates and will continue to listen actively to them through regular surveys, town hall meetings and webinars. In addition, it will establish employee forums for colleagues to engage with initiatives and ways of working that can support the future growth and success of the group. The Combined Group will consider carefully and explain to its colleagues key decisions on its strategy, people, infrastructure, systems and services. As the Combined Group grows, it expects over time to employ more people and, whilst in the short term there will be some reduction in duplicate roles, the majority of these will come from not replacing those who leave the Combined Group. The Combined Group will measure and set targets to achieve high levels of sales and service colleague retention.

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5.

Retained commitment to main US locations – the Combined Group will maintain its presence in Memphis, TN, Reading, PA and Charlotte, NC and will continue to support their local communities there, and maintain branches throughout the US.

6.

Continuing to invest in the Terminix brand – the transaction will enhance Terminix’s ability to compete for residential and termite pest control customers in North America, while Rentokil Initial will increase Terminix’s ability to compete for commercial pest control customers. Innovating and finding new and more sustainable ways of working will be a key component of the enlarged business’s strategy going forward. The purpose of the Combined Group will be to ‘Protect People and Enhance Lives’ and it aims to deliver this through outstanding people delivering best in class service.

7.

Tools to get the job done – the Combined Group will adopt a pragmatic ‘best of the best’ approach to identifying which tools to use going forward. This includes investing in a combined IT system to make the enlarged business more effective and efficient for its people and customers. Added scale will also allow the Combined Group to continue to invest in new tools, including digital systems and services.

8.	Being part of a local-global family – the Combined Group will learn from its colleagues and customers locally and globally, providing job opportunities across town, state, country and the world.
9.

Becoming more sustainable – Rentokil Initial and Terminix have both begun their journey towards a more environmentally-friendly future and together will join forces to share collective expertise. Focus areas include the introduction of non-toxic products, the use of digital services requiring fewer chemicals, greater route density leading to more eco-efficient driving, deployment of an ultra-low emissions fleet and reduced waste and packaging. The Combined Group will commit to becoming a net zero carbon emissions company by 2040.

10.	Supporting communities and charities – the Combined Group will be passionate about supporting the communities in which it operates and helping charitable causes through its people and donations. This will be an important part of its plan to become a responsible employer of choice.

Post completion, Rentokil Initial and Terminix will engage with its colleagues and teammates to build on these commitments as part of an overall goal to become a world-class employer of choice.

Governance, management and listing

Both Rentokil Initial and Terminix are built on the strength of their people which is the single most important asset to each business. As service organisations, both rely on the commitment and ability of colleagues and teammates to deliver the highest levels of service. The Combined Group, led by a proven and senior management team, will draw on the array of talent and experience from both organisations to further develop the business.

Upon completion, it is intended that the Combined Group's Board will comprise as follows:

▪	Richard Solomons, currently Chairman of Rentokil Initial, who will be Chairman of the Combined Group;
▪	Andy Ransom, currently CEO of Rentokil Initial, who will be CEO of the Combined Group;
▪	Stuart Ingall-Tombs, currently CFO of Rentokil Initial, who will be CFO of the Combined Group; and
▪	Five non-executive directors who currently make up the Board of Rentokil Initial; and
▪	One non-executive director from the Board of Terminix.

Together, these individuals will create a diverse nine-member Board drawing on the expertise and experience of both companies.

The Combined Group will be incorporated, headquartered and domiciled in the UK, retaining Rentokil Initial’s listing on the premium segment of the Official List of the Financial Conduct Authority (the “FCA”) and trading on the main market of London Stock Exchange (the “LSE”). Reflecting the stock component of the Combination to be issued to existing shareholders of Terminix, Rentokil Initial will list its ADRs on the NYSE upon completion following registration under US securities laws.

Conditionality and timing to completion

The parties expect the Transaction to close in the second half of 2022 subject to, amongst other things:

▪	obtaining approval from the shareholders of both Rentokil Initial and Terminix;
▪	obtaining regulatory approval in the US;
▪	approval of the new Rentokil Initial shares for listing on the LSE and the Rentokil Initial ADSs on the NYSE; and
▪	other customary conditions for closing.

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Completion of the Transaction is not subject to any financing condition.

The Transaction is a Class 1 transaction for Rentokil Initial for the purposes of the UK Listing Rules requiring the approval of Rentokil Initial shareholders. A shareholder circular, together with notice of the relevant shareholder meeting, will be distributed to Rentokil Initial shareholders in due course. Rentokil Initial will also publish a prospectus in connection with the stock consideration to be issued to Terminix shareholders.

The Transaction terms provide that Terminix will be liable to pay a break fee of US$200m to Rentokil Initial in certain specified circumstances, including a change of Terminix’s board recommendation or Terminix terminating the Agreement in order to accept a superior proposal. Rentokil Initial will also be required to pay Terminix a break fee of US$150m in certain specified circumstances, including a change of Rentokil Initial’s board recommendation.

In line with Rentokil Initial's undertakings to the CMA, Terminix will dispose of its UK business prior to completion of the Transaction.

Financing

Rentokil Initial has entered into a committed bridge facility for up to $2.7 billion with Barclays to support the financing of the cash consideration, refinancing of existing Terminix debt, and to pay fees associated with the Transaction. In due course, Rentokil Initial expects to refinance the bridge facility with longer term financing from capital markets and a syndicated term loan facility provided by a relationship bank group.

Employees

Under the terms of the Agreement, Rentokil Initial has agreed that for 12 months following closing, it will provide the Terminix employees with a base salary that is no less favourable than that provided before closing and target cash and long-term equity incentive opportunities that are in the aggregate substantially comparable to those provided before closing.

Advisors to Rentokil Initial

Barclays Bank PLC (“Barclays”) is acting as sole sponsor, joint financial advisor and joint corporate broker, and Goldman Sachs International (“Goldman Sachs”) is acting as joint financial advisor and joint corporate broker, in relation to the Transaction described in this announcement. Davis Polk & Wardwell LLP and Freshfields Bruckhaus Deringer LLP are acting as, respectively, US and UK legal counsel to Rentokil Initial.

Advisors to Terminix

Lazard is acting as financial advisor to Terminix. Wachtell, Lipton, Rosen & Katz and Macfarlanes LLP are acting as, respectively, US and UK legal counsel to Terminix.

Enquiries:

Investors / Analysts:	Katharine Rycroft	Rentokil Initial plc	+44 (0)7811 270734
Media:	Malcolm Padley Richard Mountain	Rentokil Initial plc FTI Consulting	+44 (0)7788 978199 +44 (0)7909 684466

Barclays (Joint Financial Advisor and Joint Corporate Broker)

Gary Posternack, Mark Astaire, Omar Faruqui, Tom Macdonald

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Goldman Sachs (Joint Financial Advisor and Joint Corporate Broker)

Anthony Gutman, Diego Fortunati, Jimmy Bastock, Mitul Patel

Enquiries:

Terminix

Investors / Analysts: Jesse Jenkins | Terminix | +1 901-597-8259 | Jesse.Jenkins@terminix.com

Media: James Robinson | Terminix | +1 901-597-7521 | James.Robinson@terminix.com

Joele Frank, Wilkinson Brimmer Katcher | Dan Moore / Andrew Siegel | +1 212-355-4449

About Rentokil Initial:

Founded in 1925, Rentokil Initial is a leader in the pest control and hygiene & wellbeing service industry. The Company has c.44,500 employees, and over 1,800 local service teams across the world covering around 90% of global GDP in over 90 of the world’s 100 largest cities across the US, Europe, UK, Asia, Pacific and Rest of World. It operates in over 87 countries, with approximately 90% of its revenues derived outside the UK. The Company’s business model is focused on compounding revenue, profit and cash growth through a combination of organic growth and M&A.

About Terminix:

Terminix Global Holdings (NYSE: TMX) is a leading provider of residential and commercial pest management. The Company provides pest management services and protection against termites, mosquitoes, rodents and other pests. Headquartered in Memphis, Tenn., with more than 11,400 teammates and 2.9 million customers in 24 countries and territories, the Company visits more than 50,000 homes and businesses every day. It has scale and deep presence in the U.S. with over 95% of revenues coming from the United States. During 2020, Terminix generated a total revenue of US$1.96bn, adjusted EBITDA of US$345m and profit from continuing operations before income taxes of US$41m. As of September 30, 2021, Terminix had gross assets of US$4.45bn. Terminix’s executive and senior leaders are Brett Ponton (Chief Executive Officer), Robert Riesbeck (Executive Vice President and Chief Financial Officer), David Dart (Chief Human Resources Officer), Doug Hart (Vice President, Terminix International), Dion Persson (Senior Vice President, Special Projects), Deidre Richardson (Senior Vice President, General Counsel and Corporate Secretary), Jim Summerville (Senior Vice President, Supply Management) and Joy Wald (Senior Vice President and Chief Information Officer).

Important notice

Barclays, who is authorised by the Prudential Regulation Authority (the “PRA”) and regulated in the United Kingdom by the Financial Conduct Authority (the “FCA”) and the PRA, together with Goldman Sachs, who is authorised by the PRA and regulated by the FCA and the PRA in the United Kingdom, are each acting exclusively for Rentokil Initial and no one else in connection with the Transaction and the matters referred to in this document and will not regard any other person as a client in relation to the matters set out in this document and will not be responsible to anyone other than Rentokil Initial for providing the protections afforded to their respective clients, nor for providing advice in relation to the Transaction or any other matter referred to in this document. Neither Barclays nor Goldman Sachs, nor any of their respective subsidiaries, holding companies, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client in connection with the Transaction or any statement contained herein or otherwise. Apart from the responsibilities and liabilities, if any, which may be imposed on each of Barclays and Goldman Sachs by the Financial Services and Markets Act 2000 (“FSMA”), or the regulatory regime established thereunder, or under the regulatory regime of any jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, neither Barclays nor Goldman Sachs nor any of their respective affiliates accepts any responsibility or liability whatsoever for the contents of this announcement, and no representation, express or implied, is made by it, or purported to be made on its behalf, in relation to the contents of this announcement, including its accuracy, completeness or verification of any other statement made or purported to be made by it, or on its behalf, in connection with Rentokil Initial or the matters described in this announcement. To the fullest extent permitted by applicable law, each of Barclays and Goldman Sachs and each of their respective affiliates accordingly disclaim all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this announcement or any statement contained therein.

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Important additional information

Neither this announcement nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons into whose possession this announcement or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This announcement has been prepared for the purpose of complying with the applicable law and regulation of the United Kingdom and the United States and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom or the United States.

Additional Information About The Proposed Transaction And Where To Find It

In connection with the proposed transaction between Rentokil Initial plc (“Rentokil Initial”) and Terminix Global Holdings, Inc. (“Terminix”), Rentokil Initial will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Terminix that also constitutes a prospectus of Rentokil Initial. Each of Rentokil Initial and Terminix will also file other relevant documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Terminix. Rentokil Initial will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil Initial’s shareholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil Initial and/or Terminix may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL INITIAL, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Rentokil Initial and Terminix with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil Initial online at https://www.rentokil-initial.com, upon written request delivered to Rentokil Initial at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, England, Attention: Katharine Rycroft, or by calling Rentokil by telephone at +44 (0)7811 270734 or by email at katharine.rycroft@rentokil-initial.com.

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Terminix, Rentokil Initial, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Terminix’s directors and executive officers may be found on its website at corporate.terminix.com/responsibility/corporate-governance and in its 2020 Annual Report on Form 10-K filed with the SEC on February 26, 2021, available at investors.terminix.com and www.sec.gov. Information about Rentokil Initial’s directors and executive officers may be found on its website at https://www.rentokil-initial.com and in its 2020 Annual Report filed with applicable securities regulators in the United Kingdom on March 31, 2021, available on its website at https://www.rentokil-initial.com. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and shareholder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom when they become available.

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Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Rentokil Initial is unable to achieve the synergies and value creation contemplated by the proposed transaction; Rentokil Initial is unable to promptly and effectively integrate Terminix’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil Initial declines following the proposed transaction; legal proceedings are instituted against Terminix or Rentokil Initial; Terminix or Rentokil Initial is unable to retain or hire key personnel; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix or Rentokil Initial or on Terminix’s or Rentokil Initial’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or U.K. administration; the ability of Rentokil Initial or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm Rentokil Initial’s or Terminix’s business, including current plans and operations; certain restrictions during the pendency of the acquisition that may impact Rentokil Initial’s or Terminix’s ability to pursue certain business opportunities or strategic transactions; Rentokil Initial’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil Initial’s reports available on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on its website at https://www.rentokil-initial.com; and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in Terminix’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus and shareholder proxy circular. While the list of factors presented here is, and the list of factors to be presented in proxy statement/prospectus and shareholder proxy circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither Rentokil Initial nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Nothing in this announcement should be construed as a profit estimate or profit forecast. No statement in this announcement, including statements that the transaction is accretive to earnings per share, or enhancing to operating margins should be interpreted to mean that earnings per share or operating margins of Rentokil Initial or Terminix for the current or future financial years would necessarily match or exceed the historical published earnings per share or core operating margins of Rentokil Initial or Terminix.

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Completion of the transaction is subject to the satisfaction of several conditions as more fully described in this announcement. Consequently, there can be no certainty that the completion of the transaction will be forthcoming.

This announcement does not constitute a prospectus or a prospectus equivalent document for the purposes of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 and underlying legislation (together, the “UK Prospectus Regulation”). It has been prepared solely for the transaction referred to in this announcement. A circular and prospectus are expected to be published by Rentokil Initial in connection with the transaction in due course.

Certain figures contained in this announcement, including financial information, have been subject to rounding adjustments. Accordingly, in certain instances, the sum or percentage change of the numbers contained in this announcement may not conform precisely with the total figure given. Except as explicitly stated in this announcement, none of the contents of Rentokil Initial or Terminix’s websites, nor any website accessible by hyperlinks on Rentokil Initial’s or Terminix’s websites, is incorporated in or forms part of, this announcement.

Notes

Unless otherwise stated: financial information relating to Rentokil Initial has been extracted or derived from the audited results for the twelve months ended 31 December 2020 (prepared in accordance with IFRS); and financial information relating to Terminix has been extracted or derived from the audited results for the twelve months ended 31 December 2020 (prepared in accordance with US GAAP).

All Terminix financial information in this announcement is presented following US GAAP and may be different in the Circular and Prospectus, which will be prepared under IFRS and Rentokil Initial’s accounting policies.

Combined pro forma financial information is based on Rentokil Initial’s IFRS audited results for the twelve months ended 31 December 2020 and Terminix’s US GAAP audited results for the twelve months ended 31 December 2020 and may be different in the Circular and Prospectus, which be based on reconciled Terminix financial information prepared under IFRS and Rentokil Initial’s accounting policies.

Non-GAAP results, determined in accordance with Terminix’s internal policies, exclude the impact of the following GAAP items: share-based compensation expense, fair value adjustment of inventory acquired, amortisation of purchased intangible assets, changes in fair value of contingent consideration, restructuring and related expenses, upfront payments related to licenses and other strategic agreements, acquired in-process research and development, impairment of purchased intangible assets, gains and losses related to strategic equity investments, litigation charges, gain or loss on the sale of a business or asset, gain or loss related to purchase options, contingent milestone payments associated with acquisitions of legal entities accounted for as asset acquisitions, acquisition-related costs and certain adjustments to income tax expense. These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for, or superior to, the financial measures prepared and presented in accordance with GAAP and should be reviewed in conjunction with the relevant GAAP financial measures.

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Sources of information and bases of calculation

i.	As at 8 December 2021, there were 121,159,960 Terminix shares outstanding. The International Securities Identification Number for the Terminix Shares is US88087E1001.
ii.	Any references to the issued and to be issued ordinary share capital of Terminix are based on:
	a)	the 121,159,960 Terminix Shares referred to in paragraph (i) above; and
b)

1,203,679 Terminix Shares which may be issued on or after the date of this announcement to satisfy the exercise of stock options and restricted and performance stock awards outstanding under the Terminix Share Plans, estimated based on the total consideration of US$55.00 per Terminix share and calculated in accordance with the Treasury Stock Method.

iii.	As at 10 December 2021, there were 1,859,332,965 Rentokil Initial Ordinary Shares in issue, of which all shares have voting rights attached.
iv.	The value placed by the Transaction on the entire issued and to be issued ordinary share capital of Terminix is to be calculated:
a)

based on the 5-day average of the daily volume weighted average price of a Rentokil Initial Share ending Friday 10 December 2021, derived from Factset, and the average Sterling - US Dollar exchange rate over the same period, derived from Factset; and

	b)	on the basis of the issued and to be issued share capital of Terminix (as set out in paragraph (ii) above).
v.	The share capital of the Combined Group (being 2,502,619,657) has been calculated as the sum of:
	a)	1,859,332,965 Rentokil Initial Shares, being the number of Rentokil Initial Shares in issue as at 10 December 2021; and
	b)	643,286,692 New Rentokil Initial Shares which would be issued pursuant to the terms of the Transaction.
vi.

The percentage of the share capital of the Combined Group that will be owned by Terminix Shareholders is calculated by dividing the number of New Rentokil Initial Shares to be issued pursuant to the terms of the Transaction referred to in paragraph (v) above by the issued share capital of the Combined Group (as set out in paragraph (v) above) and multiplying the resulting sum by 100 to produce a percentage.

vii.	Unless otherwise stated all prices and closing prices for Terminix Shares and Rentokil Initial Shares are derived from Bloomberg.
viii.

The volume weighted average price of a Terminix Share is derived from Bloomberg by reference to the volume weighted average price over the last 90 days up to 13 December 2021 (being the last Business Day prior to announcement of an offer for Terminix).

ix.	The transaction value multiples are derived from:
	a)	The value placed by the transaction on the entire issued and to be issued ordinary share capital of Terminix (as set out in paragraph (iv) above);
	b)	The net debt of Terminix as at 30 September 2021; and
	c)	The Consensus estimate for Terminix's 2021 EBITDA.
x.	The 2020 financials for the Combined Group are based on:
	a)	The 2020 Rentokil Initial Annual Report;
	b)	The 2020 Terminix Annual Report; and
	c)	The Sterling - US Dollar exchange rate on 10 December 2021, derived from Factset.
xi.	Pest control market data is based on information from a variety of industry reports, and Internal Data Forecasts from June 2021.

Daragh Fagan

Company Secretary

Rentokil Initial plc

All alternative performance measures used within this document for Rentokil Initial are consistent with those used in the 2020 Annual Report and definitions can be found in Note E to the Financial statements.

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